Form 10KSB, Exhibit 13
period 1998-03-31
CLASSIC BANCSHARES INC
filed 1998-06-29
CIK 1001627

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

     Classic Bancshares, Inc. (the "Company") is a Delaware corporation. The Company is a bank holding company which has as its wholly-owned subsidiaries Classic Bank and the First National Bank of Paintsville ("First National"). The Company was organized in 1995 for the purpose of becoming the savings and loan holding company of Classic Bank in connection with Classic Bank's conversion from mutual to stock form of organization on December 28, 1995. First National became a subsidiary of the Company upon consummation of the Company's acquisition of First Paintsville Bancshares, Inc., the former holding company of First National, on September 30, 1996. Financial and other information presented herein after September 30, 1996 relates to consolidated information of the Company, Classic Bank and First National. Financial and other information prior to September 30, 1996 relates to the Company and Classic Bank only. Financial and other information prior to December 28, 1995 relates only to Classic Bank.

     As community-oriented financial institutions, Classic Bank and First National seek to serve the financial needs of communities in their respective market areas. Classic Bank is a federally chartered stock savings bank headquartered in Ashland, Kentucky. Classic Bank currently serves the financial needs of communities in its market area through its office located at 344 Seventeenth Street, Ashland, Kentucky 41101 and two branch offices located in Greenup and Boyd Counties. First National is a nationally chartered bank headquartered in Paintsville, Kentucky. First National serves the financial needs of communities in its market area through its main office located at 240 Main Street, Paintsville, Kentucky 41240 and one branch office also located in Paintsville. The deposits of Classic Bank and First National are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The Company's business involves attracting deposits from the general public and using such deposits, together with other funds, to originate one- to four-family residential mortgages, commercial real estate, consumer, commercial business, multi-family and construction loans primarily in the market area of its subsidiaries. The Company also invests in mortgage-backed and related securities, investment securities and other permissible investments.

     Classic Bank's primary market area includes the Kentucky Counties of Boyd and Greenup. The economic base in these counties has primarily been industrial in nature and previously relied upon a small number of large employers particularly in the steel and petroleum industries. Over the last several years, diversification of the employment base to a more retail and service based economy has resulted in a slowing of previously experienced declines in population. Per capita income for both counties remains below the national average but exceeds the state average. Unemployment has continued to decline as a result of a continued shifting of the local employment base to the retail and service sectors, although the unemployment rate continues to exceed the national and state unemployment rate.

     First National's market area includes Johnson County and portions of Martin, Floyd, Magoffin and Lawrence Counties, Kentucky. Although the economy in First National's market area was historically based on the manufacturing and coal mining related industries, the economy in this area currently includes retail, medical, government sectors and, to a lesser extent, manufacturing. Per capita income for these counties is below the national average and the state average. The unemployment rate exceeds the national and state unemployment rate.

     The Company's revenues are derived principally from interest earned on loans and, to a lesser extent, from interest earned on investments and mortgage-backed and related securities. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS, OCC, Federal Reserve and the FDIC. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

     The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on loans receivable, net and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

     Management's discussion and analysis of financial condition and results of operations are intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the financial statements and accompanying notes contained elsewhere herein.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Forward-Looking Statements

     When used in this Annual Report, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

     The Company does not undertake -- and specifically declines any obligation -- to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Business Strategy

     The Company follows a "community bank" oriented strategy that is designed to provide planned and profitable growth and sustained profitability while maintaining the safety and soundness of the Company. The principal elements of this strategy include (i) continued growth in lower cost deposits, through the offering of transaction and other non-certificate accounts (ii) the offering of different types of consumer loan products (iii) the expansion of commercial real estate and commercial business lending operations (iv) increasing non-interest income through new product offerings and aggressive pricing structures (iv) enhancing traditional and non-traditional branch locations, including the acquisition of other financial institutions to the extent opportunities arise,
(v) improving operating efficiencies through the utilization of technology and low cost delivery systems, (vi) continuous review of loan underwriting standards in order to maintain asset quality and (vii) maintenance of a capital position that exceeds regulatory guidelines.

     There are a number of financial and operational implications related to this business strategy. First, commercial real estate, commercial business and consumer loans are generally considered to carry a higher level of credit risk than residential loans. The Company believes it has addressed such risks through product loan underwriting standards and the experience of the Company's senior officers in underwriting such loans. However, there can be no assurance that increased provisions to the loan loss allowance will not be required. A second implication of this business strategy is a reduction in liquidity, although based on the availability of borrowings from the Federal Home Loan Bank of Cincinnati ("FHLB") and other sources, the Company does not believe that it will have any difficulties in meeting its liquidity needs. A third implication of this business strategy is an increase in overhead expense, in the form of both start-up costs and maintenance and administration.

     During fiscal 1998, management focused on expanding loan and deposit product lines, locations and technology in order to adapt to customer needs and preferences. As a result, the Company successfully introduced a Dual Card, a combination ATM and VISA check card that allows the customer to make purchases that deduct directly from their checking account. The Company also completed the construction of two new banking offices located in Greenup and Boyd Counties, Kentucky. These banking locations include state-of-the-art drive-thru facilities, drive-up automated teller machines, a full complement of deposit and loan products and personalized customer service. In addition to these automated teller machines, the Company added an additional automated teller machine location in Greenup County, Kentucky, one in Magoffin County, Kentucky and one in Cabell County, West Virginia. While the addition of these banking offices and automated teller machine locations are costly, they are necessary to enable the Company to be competitive and responsive to customers in that portion of its market area. The addition of these locations and the expansion of deposit and loan product lines are intended to position the Company to obtain lower cost deposits through transaction accounts, increase loan yields through increased consumer and commercial lending, and build the Company's customer base. With these additional banking locations, improved technology and expanded product lines in place, operating costs are anticipated to increase for the short term. However, the Board of Directors and management of the Company feel that the implementation of this strategy establishes a solid foundation for growth and profitability in future periods.

     The implementation of this strategy resulted in an increase in consumer loans, commercial real estate loans and commercial business lending. During the fiscal year, consumer loans increased by approximately $277,000, commercial real estate loans increased by approximately $2.1 million and commercial business loans increased by $2.1 million. Management is especially pleased that asset quality was maintained as these types of loans increased. Non-performing assets to total assets decreased to .4% at March 31, 1998 compared to .8% at March 31, 1997.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Year 2000

     The Company's operations are heavily dependent on information technology systems. As a result, the Company has put much effort in addressing potential problems that could exist with the turn of the century. The Company has worked with all of its suppliers of products and services, particularly information technology systems, to identify and remedy any problems related to the Year 2000. Currently, the Company has identified costs of approximately $50,000 as a result of Year 2000 compliance. In addition to the review of its own system, the Company has not identified any major borrowers in the Company's loan portfolio that will be unable to repay their loan as a result of Year 2000 problems.

Financial Condition

     March 31, 1998 compared to March 31, 1997. Total assets decreased approximately $500,000, or .2%, from $131.6 million at March 31, 1997 to $131.1 million at March 31, 1998. Loans increased $8.4 million, or 10.3%, from $81.7 million at March 31, 1997 to $90.1 million at March 31, 1998 as a result of aggressive origination efforts and strong loan demand within the Company's market area. Investment securities decreased $4.9 million from $24.4 million at March 31, 1997 to $19.5 million at March 31, 1998 as a result of sales and calls of $12.7 million offset by purchases of $7.0 million and an increase in the market value of these available for sale securities. Cash and other interest earning deposits decreased $5.2 million from $9.1 million at March 31, 1997 to $3.9 million at March 31, 1998 in order to fund loan growth. Office property and equipment increased approximately $1.2 million as a result of the construction of two new banking offices.

     Deposits increased $4.4 million, or 4.4%, from $100.5 million at March 31, 1997 to $104.9 million at March 31, 1998 as a result of increased marketing efforts. Securities under agreement to repurchase decreased $1.5 million from $5.0 million at March 31, 1997 to $3.5 million at March 31, 1998. The Company had no Federal Home Loan Bank Advances at March 31, 1998 compared to $4.8 million at March 31, 1997.

     The allowance for loan losses increased approximately $30,000 from $801,000 at March 31, 1997 to $831,000 at March 31, 1998 as a result of a provision for fiscal 1998 of $158,000 offset by net charge-offs of $128,000.

     Stockholder's equity was $20.4 million at March 31, 1998 as compared to $19.4 million at March 31, 1997 as a result of net income for the period of $1.0 million.

     March 31, 1997 compared to March 31, 1996. Total assets increased $65.5 million, or 99.1%, from $66.1 million at March 31, 1996 to $131.6 million at March 31, 1997. Loans increased $38.0 million, or 87.0%, from $43.7 million at March 31, 1996 to $81.7 million at March 31, 1997 as a result of the acquisition of First National, aggressive origination efforts and Classic Bank's new strategy to increase originations of commercial real estate, consumer and commercial business loans. Mortgage-backed securities increased $5.1 million from $2.8 million at March 31, 1996 to $7.9 million at March 31, 1997 as a result of the inclusion of First National's securities and net purchases of $4.0 million. Investment securities increased $13.3 million from $11.1 million at March 31, 1996 to $24.4 million at March 31, 1997 also as a result of the inclusion of First National's securities. Cash and other interest earning deposits increased $2.0 million from $7.1 million at March 31, 1996 to $9.1 million at March 31, 1997 as a result of the inclusion of First National's cash and interest earning deposits. Office property and equipment increased $2.5 million as a result of the acquisition of First National and new purchases of $1.1 million. The Company also recorded approximately $3.1 million in goodwill in connection with the acquisition of First National.

     Deposits increased $54.3 million, or 117.5%, from $46.2 million at March 31, 1996 to $100.5 million at March 31, 1997 as a result of the acquisition of First National's deposits of $52.8 million and a net increase in deposits of $1.5 million. Securities under agreement to repurchase increased 100% to $5.0 million at March 31, 1997 as a result of the acquisition of First National. Federal Home Loan Bank advances increased 100% to $4.8 million at March 31, 1997. The proceeds from the advances were used to fund loan demand. The Company also assumed and refinanced long-term debt in the acquisition of First National which was $650,000 at March 31, 1997.

     The allowance for loan losses increased $515,000, or 180.1%, from $286,000 at March 31, 1996 to $801,000 at March 31, 1997 as a result of the acquisition of First National's allowance of $526,000 and a provision for fiscal 1997 of $105,000 offset by net charge-offs of $116,000.

     Stockholder's equity was $19.4 million at March 31, 1997 as compared to $19.5 million at March 31, 1996. The decrease in equity was the result of the purchase of shares for the Company's Recognition and Retention Plan, a decline in the market value of available for sale securities, and the payment of dividends during fiscal 1997 of $158,000 offset by net income for the period.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Results of Operations

     The Company's results of operations depend primarily upon the level of net interest income, which is the difference between the interest income earned on its interest-earning assets such as loans and investments, and the costs of the Company's interest-bearing liabilities, primarily deposits and borrowings. Results of operations are also dependent upon the level of the Company's noninterest income, including fee income and service charges, and affected by the level of its noninterest expenses, including its general and administrative expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

Comparison of Operating Results for the Years Ended March 31, 1998 and March 31, 1997

     Net Income. Net income increased by $377,000, or 63.7%, from $623,000 at March 31, 1997 to $1.0 million at March 31, 1998. The increase was due to an increase in net interest income of $1.2 million and increase in noninterest income of $654,000 which were partially offset by an increase in the provision for loan losses of $53,000, an increase in noninterest expenses of $1.2 million and an increase in income tax expense of $176,000.

     Net Interest Income. Net interest income increased $1.2 million, or 34.3%, from $3.5 million at March 31, 1997 to $4.7 million at March 31, 1998 due to an increase in interest income of $2.4 million offset by an increase in interest expense of $1.2 million. The increase in interest income resulted primarily from the inclusion of First National's earnings for the entire twelve month period ended March 31, 1998 compared to the inclusion of only six months of earnings for the twelve months ended March 31, 1997. The increase in interest income was also the result of the increase in higher yielding loans through the diversification of the loan portfolio in consumer and commercial lending. The average balance of interest-earning assets increased from $93.4 million for fiscal 1997 to $120.7 million for fiscal 1998. The increase in the average balance of interest-earning assets was due primarily to the inclusion of First National's interest-earning assets for the entire fiscal year 1998 compared to only six months during fiscal 1997. Interest-earning assets also increased due to an increase in loans. The average yield on interest-earning assets increased from 7.7% at March 31, 1997 to 7.9% at March 31, 1998, due primarily to an increase in higher yielding loans.

     Interest expense increased $1.2 million from $3.6 million for fiscal 1997 to $4.8 million for fiscal 1998 primarily as a result of the inclusion of First National's interest expense for the entire twelve month period ended March 31, 1998 compared to the inclusion of only six months of expense for the twelve months ended March 31, 1997. The average balance of interest-bearing liabilities increased from $75.0 million at March 31, 1997 to $101.2 million at March 31, 1998. The increase in the average balance of interest-bearing liabilities was due primarily to the inclusion of First National's interest-bearing liabilities for the entire fiscal year 1998 compared to only six months during fiscal 1997. Interest-bearing liabilities also increased due to an increase in deposits. The average rate paid on interest-bearing liabilities was 4.8% at March 31, 1998 and 1997.

     Provision for Loan Losses. The provision for loan losses increased by $53,000 from $105,000 for fiscal 1997 to $158,000 for fiscal 1998 based on management's overall assessment of the loan portfolio. The increase was due primarily to the inclusion of First National's provision for the entire fiscal 1998 compared to only six months of fiscal 1997. Management maintains the allowance for loan losses based on the analysis of various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions. Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for loan losses will not be required in future periods. At March 31, 1998, the allowance for loan losses totaled $831,000, or
 .9% of total loans and 249.6% of non-performing loans. The ratio of the allowance for loan losses to non-performing loans increased at March 31, 1998 from the level of March 31, 1997 as a result of a decrease in non-performing loans from $716,000 at March 31, 1997 to $333,000 at March 31, 1998.

     Noninterest Income. Noninterest income increased approximately $654,000 from $219,000 for fiscal 1997 to $873,000 for fiscal 1998 due to increases of $225,000 in service charges and other fees on deposits, and $431,000 in other income offset by a decrease in net gains on sale of mortgage-backed and investment securities of $3,000. The increase in service charges and other fees on deposits is the result of the inclusion of First National's income for the entire twelve month period for fiscal 1998 compared to the inclusion of income for only six months during fiscal 1997, as well as, an increase due to aggressive pricing strategies. The increase in other income is primarily the result of a $370,000 gain recorded from the settlement of First National's pension plan. The settlement of the pension plan is the result of merging First National's plan into Classic Bank's plan thereby creating one pension plan for the Company.

     Noninterest Expense. Noninterest expense increased approximately $1.2 million, or 42.9%, from approximately $2.8 million for

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

the year ended March 31, 1997 to approximately $4.0 million for the year ended March 31, 1998. Compensation and benefit expenses increased $780,000 from $1.1 million for the year ended March 31, 1997 to $1.8 million for the year ended March 31, 1998 due to the net increase in the number of employees as a result of the additional banking offices and the inclusion of First National's expenses for the entire twelve month period in the current year compared to only six months of expenses in the prior year.

     Occupancy and equipment expense increased approximately $269,000 from $285,000 for 1997 to $554,000 for 1998. The increase was due to the inclusion of First National's expense for the entire twelve month period in 1998 compared to the inclusion of expenses for only six months in 1997. The increase was also due to an increase in depreciation expense as a result of improvements made to the Company's facilities, the additional automated teller locations and the construction of the additional banking offices. Loss on foreclosed real estate decreased $25,000 from $47,000 for 1997 to $22,000 for 1998. The reduction resulted from a significant write-down taken on foreclosed real estate in the prior year.

     Federal deposit insurance premiums decreased approximately $368,000 from $401,000 for 1997 to $34,000 for 1998. The decrease was due to a one-time assessment in 1997 of $316,000 charged to savings associations insured by the Savings Association Insurance Fund (the SAIF) , which is administered by the Federal Deposit Insurance Corporation. The remainder of the decrease was due to a decrease on the rate paid on deposits from .23% to .06% as a result of the recapitalization.

     Other general and administrative expenses increased approximately $500,000, or 45.5%, from $1.1 million for 1997 to $1.6 million for 1998. The increase primarily resulted from the inclusion of First National's expenses for the entire twelve month period for 1998 compared to only six months for 1997. Specific increases included are an increase in the amortization of goodwill of $62,000, an increase in printing and supplies of approximately $106,000, an increase in ATM expense of $31,000 due to the increased number of locations, an increase in advertising expense of $70,000 due to the introduction of new product lines and the opening of the additional banking locations, and an increase in directors fees of $26,000 due to inclusion of First National's directors for the entire year.

     Income Tax Expense. Income tax expense increased $176,000 due to higher income before income taxes of $573,000.

Comparison of Operating Results for the Years Ended March 31, 1997 and March 31, 1996

     Net Income. Net income increased by $330,000, or 112.6%, from $293,000 at March 31, 1996 to $623,000 for the year ended March 31, 1997. The increase was due to increases in net interest income of $2.0 million and in noninterest income of $111,000 and a decrease in the provision for loan losses of $63,000, which were partially offset by increases in noninterest expense of $1.6 million and income taxes of $188,000.

     Net Interest Income. Net interest income increased $2.0 million, or 126.9%, from $1.6 million at March 31, 1996 to $3.5 million at March 31, 1997 due to an increase in interest income of $2.7 million offset by an increase in interest expense of $752,000. The increase in interest income resulted from the inclusion of First National's interest income as well as an increase in Classic Bank's loan yield caused by originations of higher yielding residential and non-residential loans. The average balance of interest-earning assets increased from $62.3 million for fiscal 1996 to $93.4 million for fiscal 1997. The increase in the average balance of interest-earning assets was due primarily to the inclusion of First National's interest-earning assets. The average yield on interest-earning assets increased from 7.1% for the year ended March 31, 1996 to 7.7% for the year ended March 31, 1997 due to an increase in higher yielding loans and investments as a result of the acquisition of Paintsville, as well as, increased higher yielding loan originations.

     Interest expense increased $752,000 from $2.9 million for fiscal 1996 to $3.6 million for fiscal 1997 primarily as a result of the inclusion of First National's interest expense for the six months ended March 31, 1997. The average balance of interest-earning liabilities increased from $51.9 million at March 31, 1996 to $75.0 million at March 31, 1997 as a result of the inclusion of First National's interest-bearing liabilities. However, the average rate paid on interest-bearing liabilities decreased from 5.5% at March 31, 1996 to 4.8% at March 31, 1997 as a result of the acquisition of lower cost deposits and a decrease in the rates paid on FHLB borrowings. Average deposit costs fell primarily as a result of the acquisition of a substantial amount of non-certificate accounts, including transaction accounts, from First National as well as the success of Classic Bank's efforts to increase its non-certificate accounts.

     Provision for Loan Losses. The provision for loan losses decreased by $63,000 from $168,000 for fiscal 1996 to $105,000 for fiscal 1997 based on management's overall assessment of the loan portfolio. The decrease was due to a decrease in foreclosed assets as well as a decrease in charge-offs during the year. Management maintains the allowance for loan losses based on the analysis of various factors, including the market value of the

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions. Although the Company maintains its allowance for loan loses at a level it considers adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for loan losses will not be required in future periods. At March 31, 1997, the allowance for loan losses totaled $801,000, or 1.0%, of total loans and 111.9% of non-performing loans. The ratio of the allowance for loan losses to non-performing assets increased at March 31, 1997 from the level of March 31, 1996. Non-performing assets increased from $600,000 at March 31, 1996 to $1.1 million at March 31, 1997 while the allowance also increased $515,000 resulting in an increase in the ratio of the allowance for loan losses to non-performing assets as compared to fiscal 1996. The increase in the non-performing assets and the allowance are a result of the acquisition of First National.

     Noninterest Income. Noninterest income increased approximately $111,000 from $108,000 for fiscal 1996 to $219,000 for fiscal 1997, due to increases of $78,000 in service charges and other fees on deposits, and $37,000 in other income offset by a decrease in net gains on sale of mortgage-backed and investment securities of $4,000. The increase in service charges and other fees on deposits is the result of the inclusion of First National's income, as well as, an increase in the service charges on deposits charged by Classic Bank. The increase in other income is the result of the inclusion of First National's other income for the six month period ended March 31, 1997.

     Noninterest Expense. Noninterest expense increased approximately $1.6 million, or 133.3%, from approximately $1.2 million for the year ended March 31, 1996 to approximately $2.8 million for the year ended March 31, 1997. Compensation and benefits expenses increased $675,000 from $425,000 for the year ended March 31, 1996 to $1.1 million for the year ended March 31, 1997 due to the net increase in the number of employees as a result of the acquisition of First National and the inclusion of First National's compensation expenses for the six months ended March 31, 1997. The increase also resulted from an increase in employee benefits as a result of the establishment of the Recognition and Retention plan.

     Occupancy and equipment expense increased approximately $189,000 from $96,000 for 1996 to $285,000 for 1997. The increase was due to an increase in depreciation expense as a result of improvements made to the Company's facilities, as well as, the inclusion of First National's expenses for the six month period ended March 31, 1997. Losses on foreclosed real estate increased to $47,000 for 1997 as compared to a gain on foreclosed real estate of $24,000 for 1996. The loss resulted from a significant write-down taken on foreclosed real estate during the year.

     Federal deposit insurance premiums increased approximately $290,000 from $111,000 for 1996 to $401,000 for 1997. The increase was due to a one-time assessment of $316,000 charged to savings associations insured by the Savings Association Insurance Fund (the "SAIF"), which is administered by the Federal Deposit Insurance Corporation. A recapitalization plan for the SAIF was enacted by Congress in September 1996 resulting in the one-time assessment. The increase in premiums due to the one-time assessment was offset by a decrease in the rate paid on deposits from .23% to .06% during the last quarter of fiscal 1997.

     Other general and administrative expenses increased approximately $534,000, or 97.8%, from $546,000 for 1996 to $1.1 million for 1997. The increase resulted from an increase in data processing of $130,000 as the result of a one-time restructuring charge, an increase in directors fees and retirement of $33,000, and amortization of goodwill of $62,000. The remainder of the increase was due to the inclusion of First National's expenses for the six months ended March 31, 1997, an increase in printing and office supplies as a result of the implementation of new products, and increased costs relative to operations as a public company.

     Income Tax Expense. Income tax expense increased $188,000 due to higher income before income taxes of $518,000.

Analysis of Net Interest Income

     Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income depends on the volumes of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances.

                                                                        Year Ended March 31,
                                           =======================================    ======================================
                                                             1998                                      1997
                                           =======================================    ======================================
                                             Average        Interest                    Average      Interest
                                           Outstanding      Earned/                   Outstanding     Earned/
                                             Balance         Paid        Yield/Rate     Balance        Paid       Yield/Rate
                                             --------      --------      ---------      --------     --------     ---------
                                                                       (Dollars in Thousands)
Interest-Earning Assets:
   Loans receivable (1)                      $ 88,074      $  7,415            8.4%     $ 63,606     $  5,224           8.2%
   Mortgage-backed securities                   8,653           550            6.4         4,961          329           6.6
   Investment securities                       21,388         1,384            6.5        16,910        1,146           6.8
   Interest-earning deposits                      405            18            4.4         2,781          170           6.1
   Federal funds sold                           1,029            59            5.7         4,353          223           5.1
   FHLB stock and FRB stock                     1,165            81            7.0           813           58           7.1
                                             --------      --------      ---------      --------     --------     ---------
      Total interest-earning assets(1)       $120,714         9,507            7.9      $ 93,424        7,150           7.7
                                             --------      --------      ---------      --------     --------     ---------

Interest-Bearing Liabilities
   Savings accounts and
      interest-bearing demand                $ 20,149           581            2.9      $ 11,544          331           2.9
   Money market deposits                        7,847           235            3.0         6,893          204           3.0
   Certificate accounts                        62,876         3,398            5.4        49,382        2,683           5.4
   FHLB advances                                5,813           339            5.8         4,079          223           5.5
   Other short-term borrowings                  3,906           206            5.3         2,721          134           4.9
   Long-term debt                                 613            53            8.6           340           28           8.2
                                             --------      --------      ---------      --------     --------     ---------
      Total interest-bearing liabilities     $101,195         4,812            4.8      $ 74,959        3,603           4.8
                                             --------      --------      ---------      --------     --------     ---------

   Net interest income                                     $  4,695                                  $  3,547
                                                           ========                                  ========
   Net interest rate spread                                                    3.1%                                     2.9%
                                                                               ===                                      ===
   Net earning assets                        $ 19,519                                   $ 18,465
                                             ========                                   ========
   Net yield on average interest-
      earning assets                                                           3.9%                                     3.8%
                                                                               ===                                      ===
   Average interest-earning assets to
      average interest-bearing liabilities                    1.19x                                     1.25x
                                                              ====                                      ====

                                                      Year Ended March 31,
                                           =======================================
                                                             1996
                                           =======================================
                                             Average        Interest
                                           Outstanding      Earned/
                                             Balance         Paid        Yield/Rate
                                             --------      --------      ---------
                                                     (Dollars in Thousands)
Interest-Earning Assets:
   Loans receivable (1)                      $ 39,487     $  2,895           7.3%
   Mortgage-backed securities                   6,057          439           7.2
   Investment securities                       11,448          774           6.8
   Interest-earning deposits                    4,670          265           5.7
   Federal funds sold                            --           --            --
   FHLB stock and FRB stock                       598           41           6.9
                                             --------     --------     ---------
      Total interest-earning assets(1)       $ 62,260        4,414           7.1
                                             --------     --------     ---------

Interest-Bearing Liabilities
   Savings accounts and
      interest-bearing demand                $  2,773           90           3.2
   Money market deposits                        6,096          203           3.3
   Certificate accounts                        39,377        2,310           5.9
   FHLB advances                                3,660          248           6.8
   Other short-term borrowings                   --           --            --
   Long-term debt                                --           --            --
                                             --------     --------     ---------
      Total interest-bearing liabilities     $ 51,906        2,851           5.5
                                             --------     --------     ---------

   Net interest income                                    $  1,563
                                                          ========
   Net interest rate spread                                                  1.6%
                                                                             ===
   Net earning assets                        $ 10,354
                                             ========
   Net yield on average interest-
      earning assets                                                         2.5%
                                                                             ===
   Average interest-earning assets to
      average interest-bearing liabilities                   1.20x
                                                             ====


The following table presents the weighted average rate earned on loans, investments and other interest-earning assets, and the weighted average rates paid on deposits and the resultant interest rate spread at the date indicated.

                                                                                                            March 31, 1998
                                                                                                            --------------
Weighted average rate:
  Loans receivable............................................................................................   8.4%
  Mortgage-backed securities..................................................................................   6.4
  Investment securities.......................................................................................   6.3
  FHLB stock and FRB stock....................................................................................   7.3
  Other interest-earning assets...............................................................................   5.8
       Combined weighted average yield on interest-earning assets.............................................   7.9

Weighted average rate paid on:
  Savings accounts and interest-bearing demand................................................................   2.8
  Money market accounts.......................................................................................   3.5
  Certificate accounts........................................................................................   5.5
  Repurchase agreements.......................................................................................   5.4
  Term Treasury Tax & Loan deposits...........................................................................   5.4
  Long-term debt..............................................................................................   8.5
       Combined weighted average rate paid on interest-bearing liabilities....................................   4.8

  Interest rate spread........................................................................................   3.1

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                               Year Ended March 31,
                                                =====================================        ====================================
                                                             1998 vs. 1997                                1997 vs. 1996
                                                =====================================        ====================================
                                                       Increase                                    Increase
                                                      (Decrease)                                  (Decrease)
                                                        Due to                Total                  Due To               Total
                                                ----------------------       Increase        ----------------------      Increase
                                                 Volume         Rate        (Decrease)       Volume          Rate       (Decrease)
                                                 ------         ----        ----------       ------          ----       ----------
                                                                             (Dollars in Thousands)
Interest-earning assets:
   Loans receivable                             $ 2,014        $   177        $ 2,191        $ 1,938        $   391        $ 2,329
   Mortgage-backed securities                       238            (17)           221            (76)           (34)          (110)
   Investment securities                            302            (64)           238            372           --              372
   Other                                           (290)            (3)          (293)           125             20            145
                                                -------        -------        -------        -------        -------        -------
          Total interest-earning assets         $ 2,264        $    93        $ 2,357        $ 2,359        $   377        $ 2,736
                                                =======        =======        =======        =======        =======        =======

Interest-bearing liabilities:
   Savings accounts and interest
      bearing demand                            $   250        $  --          $   250        $   250        $    (9)       $   241
   Money market accounts                             31           --               31             22            (21)             1
   Certificate accounts                             715           --              715            560           (187)           373
   FHLB advances                                     98             18            116             26            (51)           (25)
   Other short-term borrowings                       57             15             72            134           --              134
   Long-term debt                                    22              3             25             28           --               28
                                                -------        -------        -------        -------        -------        -------
           Total interest-bearing liabilities   $ 1,173        $    36        $ 1,209        $ 1,020        $  (268)       $   752
                                                =======        =======        =======        =======        =======        =======

Net interest income                                                           $ 1,148                                      $ 1,984
                                                                              =======                                      =======

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Asset/Liability Management

     The Company's profitability, like that of many financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Finally, a flattening of the "yield curve" (i.e., a decline in the difference between long- and short-term interest rates) could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

     The Company is also subject to interest rate risk to the extent that the value of its net assets fluctuates with interest rates. In general, the value of most of the Company's assets decline in the event of an increase in interest rates.

     The Company has an Asset/Liability Committee, comprised of the Company's chief executive officer, executive vice-president, chief financial officer, and two non-employee directors to meet periodically to review the Company's interest rate risk position and product mix and to make recommendations for adjustments to the Company's Board of Directors. Management also monitors the Company's interest rate risk position on a monthly basis and also reviews the Company's portfolio, earnings, liquidity, asset quality, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Board's objectives in the most effective manner.

     The Company has an asset/liability management policy. The principal goals of this policy are to enhance the Company's net interest margin while managing its interest rate position. Depending upon market conditions, the Company may place more emphasis on enhancing the net interest margin rather than better matching the interest rate sensitivity of the Company's assets and liabilities. As a result and in view of the need to enhance the Company's interest rate spread, despite the Board and management's efforts to more effectively manage the Company's interest rate risk in the future, the Company's results of operations and net portfolio values will remain significantly vulnerable to increases in interest rates and declines in the difference between long- and short-term interest rates.

     The principal elements of the asset/liability management policy are as follows. First, the Company requires that ARM loans be indexed to changes in rates paid on U.S. Treasury securities rather than one of the Cost of Funds Indices. Management believes that U.S. Treasury securities are significantly more interest rate sensitive than the Cost of Funds Indices and that therefore, ARMs indexed to such securities will be more interest rate sensitive than ARM loans originated by the Company in the past. Second, management intends to continue to increase the Company's commercial real estate, consumer and commercial business loans, subject to market conditions. In general, such loans carry shorter terms to maturity and/or repricing, are more interest rate sensitive and generate higher levels of noninterest income than most of the Company's current assets. Third, management intends to use marketing and other initiatives to increase the Company's transaction and other non-certificate deposit accounts. Management believes that such accounts generally carry lower costs and are more interest rate resistant than the Company's certificates of deposit. There can be no assurance as to whether or when any or all of the elements of the asset/liability management program will be successfully implemented.

     Net Portfolio Value ("NPV") analysis provides a quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts under different interest rate environments. The following table sets forth, as of March 31, 1998, the estimated changes in the Company's NPV (i.e., the present value of expected cash flows from assets, liabilities and off-balance sheet contracts) in the event of the specified instantaneous changes in interest rates.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

================================================================================
                              Net Portfolio Equity
================================================================================

   Change in
Interest Rates                                    Amount of          Percent of
(Basis Points)         Estimated NPV               Change              Change
--------------         -------------               ------              ------

                              (Dollars in Thousands)

     +400               $ 15,347                  $-9,626                 -39%
     +300                 17,793                   -7,180                 -29
     +200                 20,305                   -4,668                 -19
     +100                 22,687                   -2,286                 - 9
        0                 24,973
     -100                 26,928                    1,955                 + 8
     -200                 28,136                    3,163                 +13
     -300                 29,748                    4,775                 +19
     -400                 32,216                    7,243                 +29

     Certain assumptions were employed by the Company in preparing the previous table. These assumptions relate to interest rates, loan prepayment rates varied by the categories and rate environment, deposit decay rates varied by the categories and rate environment and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. In the event that interest rates do change in the designated amounts, there can be no assurance that the Company's assets and liabilities would perform as set forth above. In addition, a change in Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

Liquidity & Capital Resources

     The Company's principal sources of funds are deposits and borrowings, amortization and prepayment of loan principal and mortgage-backed securities, maturities of investment securities and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, floors and caps on loan rates, general economic conditions and competition. The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships, but has from time to time decided not to pay deposit rates that are as high as those of its competitors and, when necessary, to supplement deposits with longer term and/or less expensive alternative sources of funds.

     The primary investing activities of the Company are originating loans and, to a lesser extent, purchasing mortgage-backed and investment securities. During the fiscal years ended March 31, 1998, 1997 and 1996, mortgage loan originations totaled $45.2 million, $24.5 million and $15.4 million, respectively. Purchases of mortgage-backed and investment securities totaled $9.4 million, $15.7 million and $7.4 million during each of the fiscal years ended March 31, 1998, 1997 and 1996, respectively. A substantial portion of loan originations and purchases of mortgage-backed securities and other investments were funded by proceeds of loan repayments, the maturity or sale of securities, and FHLB advances.

     The primary financing activities of the Company are deposits and, to a lesser extent, borrowings. During the fiscal years ended March 31, 1998 and 1997, the Company experienced an increase in deposits of $4.4 million and $54.3 million and during the fiscal years ended March 31, 1996, a decrease in deposits of $2.3 million was experienced. During the fiscal years ended March 31, 1998, 1997 and 1996, the Company's net financing activity (proceeds less repayments) with the FHLB totaled $0 million, $4.8 million and $0 million, respectively.

     The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At March 31, 1998, cash and cash equivalents totaled $3.6 million.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

     Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and investment securities, and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. Government and agency obligations and mortgage-backed securities of short duration. If the Company requires funds beyond its ability to generate them internally, Classic Bank and First National have additional borrowing capacity with the FHLB of Cincinnati which is, in the opinion of management, adequate to provide any funds needed.

     The Company anticipates that it will have sufficient funds available to meet current loan commitments. At March 31, 1998, the Company had outstanding loan commitments totaling $5.4 million.

     As a federally chartered savings bank, Classic is required to maintain a minimum level of regulatory capital. As a nationally chartered bank, First National is subject to the capital regulation of the OCC. At March 31, 1997, Classic and First National exceeded all of their capital requirements on a fully phased-in basis. See Note 20 to the Notes to the Consolidated Financial Statements for information regarding regulatory capital levels and requirements for each institution.

Impact of New Accounting Standards

     See Note 1 of the Notes to the Consolidated Financial Statements for information regarding the effect of implementing new accounting standards.

Impact of Inflation and Changing Prices

     The Company's Consolidated Financial Statements and Notes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the financial assets to the financial liabilities in its asset/liability management will tend to minimize the change of interest rates on the Company's performance. Changes in investment rates do not necessarily move to the same extent as changes in the price of goods and services.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

Smith, Goolsby
Artis & Reams, P.S.C.

                                                      R. MILTON GOOLSBY, C.P.A.
                                                        JOHN W. ARTIS, C.P.A.
                                                        C. ALAN REAMS, C.P.A.
                                                      LARRY J. WITHERS, C.P.A.
                                                     STEPHEN W. KANOUSE, C.P.A.
                                                      DELMAR H. FRALEY, C.P.A.
                                                     RODNEY M. ROBINETTE, C.P.A.

                                                             -----------

                                                      G. DALE SWENTZEL, C.P.A.
                                                      STUART T. BLEVINS, C.P.A.
                                                       DAVID K. WHALEY, C.P.A.
                                                      SHARON K. KRETZER, C.P.A.
                                                      THERESA C. LYONS, C.P.A.

CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 551  1330 CARTER AVE.
ASHLAND, KENTUCKY 41105-0551
(606) 329-1171  FAX# (606) 325-0590


Board of Directors
Classic Bancshares, Inc. and Subsidiaries
Ashland, Kentucky

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated statements of financial condition of Classic Bancshares, Inc. and Subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Classic Bancshares, Inc. and Subsidiaries, as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.



/s/ Smith, Goolsby Artis & Reams, P.S.C.

Ashland, Kentucky
May 29, 1998

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                            MARCH 31, 1998 AND 1997

                                                                                            =============        =============
                                                                                                 1998                 1997
                                                                                            =============        =============
Assets
  Cash and due from banks                                                                   $   2,383,995        $   3,107,130
  Interest-bearing deposits with banks                                                            116,846              202,179
  Federal fund sold and securities purchased under agreements to resell                         1,131,414            5,525,000
  Certificates of deposit in other financial institutions                                         293,000              293,000
  Securities available for sale                                                                18,176,807           23,374,597
  Mortgage-backed and related securities available for sale                                     7,830,714            7,884,835
  Loans, net of allowance for loan losses of $830,535 in
    1998 and $801,180 in 1997                                                                  90,100,000           81,727,685
   Real estate acquired in the settlement of loans                                                229,390              336,337
  Accrued interest receivable                                                                     851,767              690,186
  Federal Home Loan Bank and Federal Reserve Bank stock                                         1,297,150            1,015,400
  Premises and equipment, net                                                                   4,468,002            3,297,016
  Cost in excess of fair value of net assets aquired, net of accumulated amortization           2,902,869            3,026,389
  Other assets                                                                                  1,338,572            1,074,481
                                                                                            -------------        -------------
Total Assets                                                                                $ 131,120,526        $ 131,554,235
                                                                                            -------------        -------------

Liabilities
  Non-interest bearing demand deposits                                                      $  10,152,498        $   9,484,567
  Savings, NOW, and money market demand deposits                                               30,333,654           30,296,677
  Other time deposits                                                                          64,440,515           60,738,229
                                                                                            -------------        -------------
         Total deposits                                                                       104,926,667          100,519,473
  Securities sold under agreements to repurchase                                                3,521,799            4,955,766
  Advances from Federal Home Loan Bank                                                               --              4,750,000
  Other short-term borrowings                                                                     273,697              428,954
  Accrued expenses and other liabilities                                                          402,090              287,836
  Accrued interest payable                                                                        390,409              217,731
  Accrued income taxes                                                                               --                 90,588
  Long-term debt                                                                                  550,000              650,000
  Deferred income taxes                                                                           648,802              284,087
                                                                                            -------------        -------------

Total Liabilities                                                                             110,713,464          112,184,435
                                                                                            -------------        -------------

  Commitments

Stockholders' Equity
  Preferred stock $.01 par value; authorized, 100,000 shares - none issued --
  --Common stock $.01 par value; authorized 1,700,000 shares; issued
    and outstanding, 1,322,500 shares                                                              13,225               13,225
  Additional paid-in capital                                                                   12,753,789           12,689,158
  Retained earnings, substantially restricted                                                   8,853,606            8,172,085
  Net unrealized gain (loss) on securities available for sale                                     297,125              (58,614)
  Unearned ESOP shares                                                                           (834,970)            (918,660)
  Unearned RRP shares                                                                            (371,879)            (486,055)
  Minimum pension liability adjustment                                                             (9,954)             (11,376)
  Treasury stock, at cost                                                                        (293,880)             (29,963)
                                                                                            -------------        -------------

Total Stockholders' Equity                                                                     20,407,062           19,369,800
                                                                                            -------------        -------------

Total Liabilities and Stockholders' Equity                                                  $ 131,120,526        $ 131,554,235
                                                                                            =============        =============


NOTE: The accompanying notes are an integral part of these consolidated financial statements.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                        CONSOLIDATED STATEMENTS OF INCOME
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                            ==========       ==========       ==========
                                                               1998             1997             1996
                                                            ==========       ==========       ==========
Interest Income
  Loans                                                     $7,414,430       $5,223,732       $2,894,721
  Securities                                                 1,384,484        1,203,541          814,845
  Mortgage-backed securities                                   550,442          329,010          438,501
  Federal funds sold and securities purchased
     under agreements to resell                                 59,425          222,718           20,485
  Other interest                                                98,529          170,645          245,406
                                                            ----------       ----------       ----------
       Total Interest Income                                 9,507,310        7,149,646        4,413,958
                                                            ----------       ----------       ----------
Interest Expense
  Deposits                                                   4,213,728        3,217,704        2,603,140
  Federal Home Loan Bank advances                              343,630          222,806          247,988
  Securities sold under repurchase agreements                  194,219          129,751             --
  Long-term debt                                                52,955           28,520             --
  Other short-term borrowings                                    7,454            4,295             --
                                                            ----------       ----------       ----------
       Total Interest Expense                                4,811,986        3,603,076        2,851,128
                                                            ----------       ----------       ----------
Net Interest Income                                          4,695,324        3,546,570        1,562,830
  Provision for loss on loans                                  157,500          105,000          168,000
                                                            ----------       ----------       ----------
Net interest income after provision for loss on loans        4,537,824        3,441,570        1,394,830
                                                            ----------       ----------       ----------
Noninterest Income
  Service charges                                              344,295          118,646             --
  Gain on sale of securities                                    29,167           32,245           36,306
  Gain from settlement of pension plan                         370,622             --               --
  Other income                                                 128,731           68,273           72,109
                                                            ----------       ----------       ----------
       Total Noninterest Income                                872,815          219,164          108,415
                                                            ----------       ----------       ----------
Noninterest Expenses
  Employee compensation and benefits                         1,830,387        1,050,870          425,182
  Occupancy and equipment expense                              554,302          284,893           95,760
  Federal deposit insurance premiums                            33,923          401,430          111,342
  Advertising                                                  142,047           71,687           52,774
  Data processing                                              133,715          187,659           57,676
  Franchise taxes                                              137,728           50,822           55,131
  Directors fees and benefits                                  116,823           91,724           58,440
  Amortization of goodwill                                     123,520           61,590             --
  Other operating expenses                                     921,492          617,047          322,133
                                                            ----------       ----------       ----------
       Total Noninterest Expense                             3,993,937        2,817,722        1,178,438
                                                            ----------       ----------       ----------
Income Before Income Taxes                                   1,416,702          843,012          324,807
  Income tax expense                                           396,216          220,393           32,175
                                                            ----------       ----------       ----------
Net Income                                                  $1,020,486       $  622,619       $  292,632
                                                            ==========       ==========       ==========

  Basic earnings per share                                  $      .87       $      .52              N/A
                                                            ==========       ==========
  Diluted earnings per share                                $      .83       $      .51              N/A
                                                            ==========       ==========

  Basic weighted average common shares outstanding           1,170,607        1,194,169
                                                            ==========       ==========
  Diluted weighted average common shares outstanding         1,224,888        1,206,935
                                                            ==========       ==========


NOTE: The accompanying notes are an integral part of these consolidated financial statements.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996



                                                                                                                           Minimum
                                                         Additional                       Unearned        Unearned         Pension
                                             Common       Paid-In         Retained          ESOP            RRP           Liability
                                             Stock        Capital         Earnings         Shares          Shares         Adjustment
                                            -------     -----------      ----------      ----------       ---------       ----------
Balances, April 1, 1995                                                  $7,415,121       $               $                 $

  Net income for the year
   ended March 31, 1996                                                     292,632
  Common stock issued in
   conversion, net of costs                  13,225      12,704,127
  Contribution for unearned
   ESOP shares                                                                           (1,058,000)
  ESOP shares earned                                          6,771                          52,900
  Change in unrealized gain
   (loss) on available for sale
   securities, net of applicable
   deferred income taxes of $59,418
  Excess of minimum pension
   liability over recognized
   prior service cost on
   directors retirement plan                                                                                                (12,798)
                                            -------     -----------      ----------      ----------       ---------         -------
Balances, March 31, 1996                     13,225      12,710,898       7,707,753      (1,005,100)                        (12,798)

  Net income for the year
   ended March 31, 1997                                                     622,619
  Cash dividends paid
   ($.13 per share)                                                        (158,287)
  ESOP shares earned                                         15,213                          86,440
  Shares repurchased for
   Recognition and Retention
   Plan - 52,900 shares, of
   which 2,550 shares were
   unallocated at March 31,
   1997 ($11.75 per share)                                  (36,953)                                       (554,659)
  RRP shares earned                                                                                          68,604
  Change in minimum pension
   liability adjustment                                                                                                       1,422
  Changes in unrealized gain
   (loss) on available for sale
   securities, net of applicable
   deferred income taxes of $74,644
                                            -------     -----------      ----------      ----------       ---------         -------
Balances, March 31, 1997                    $13,225     $12,689,158      $8,172,085       ($918,660)      ($486,055)       ($11,376)

  Net income for the year
   ended March 31, 1998                                                   1,020,486
  Cash dividends paid
   ($.28 per share)                                                        (338,965)
  ESOP shares earned                                         49,796                          83,690
  RRP shares earned                                                                         110,283
  RRP shares forfeited                                          337                           3,893
  Tax benefit from RRP                                       14,498
  Purchased 20,000
   treasury shares
  Change in minimum
   pension liability adjustment                                                                                               1,422
  Changes in unrealized gain
   (loss) on available for sale
   securities, net of applicable
   deferred income taxes of $183,259
                                            -------     -----------      ----------      ----------       ---------         -------
Balances, March 31, 1998                    $13,225     $12,753,789      $8,853,606       ($834,970)      ($371,879)        ($9,954)
                                            =======     ===========      ==========      ==========       =========         =======

                                                                    Net
                                                                 Unrealized
                                                                Gain (Loss)
                                                               on Securities
                                                 Treasury        Available
                                                  stock           For Sale        Total
                                                ----------        --------    -----------
Balances, April 1, 1995                        $                 ($29,056)     $7,386,065

  Net income for the year
   ended March 31, 1996                                                            292,632
  Common stock issued in
   conversion, net of costs                                                     12,717,352
  Contribution for unearned
   ESOP shares                                                                  (1,058,000)
  ESOP shares earned                                                                59,671
  Change in unrealized gain
   (loss) on available for sale
   securities, net of applicable
   deferred income taxes of $59,418                                115,341         115,341
  Excess of minimum pension
   liability over recognized
   prior service cost on
   directors retirement plan                                                       (12,798)
                                                ----------        --------     -----------
Balances, March 31, 1996                                            86,285      19,500,263

  Net income for the year
   ended March 31, 1997                                                            622,619
  Cash dividends paid
   ($.13 per share)                                                               (158,287)
  ESOP shares earned                                                               101,653
  Shares repurchased for
   Recognition and Retention
   Plan - 52,900 shares, of
   which 2,550 shares were
   unallocated at March 31,
   1997 ($11.75 per share)                         (29,963)                       (621,575)
  RRP shares earned                                                                 68,604
  Change in minimum pension
   liability adjustment                                                              1,422
  Changes in unrealized gain
   (loss) on available for sale
   securities, net of applicable
   deferred income taxes of $74,644                               (144,899)       (144,899)
                                                ----------        --------     -----------
Balances, March 31, 1997                          ($29,963)       ($58,614)    $19,369,800

  Net income for the year
   ended March 31, 1998                                                          1,020,486
  Cash dividends paid
   ($.28 per share)                                                               (338,965)
  ESOP shares earned                                                               133,486
  RRP shares earned                                                                110,283
  RRP shares forfeited                              (4,230)                             --
  Tax benefit from RRP                                                              14,498
  Purchased 20,000
   treasury shares                                (259,867)                       (259,867)
  Change in minimum
   pension liability adjustment                                                      1,422
  Changes in unrealized gain
   (loss) on available for sale
   securities, net of applicable
   deferred income taxes of $183,259                               355,739         355,739
                                                ----------        --------     -----------
Balances, March 31, 1998                         ($293,880)       $297,125     $20,407,062
                                                ==========        ========     ===========

NOTE: The accompanying notes are an integral part of these consolidated financial statements.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996

                                                                                 ============       ============       ============
                                                                                     1998               1997               1996
                                                                                 ============       ============       ============
OPERATING ACTIVITIES
   Net income                                                                    $  1,020,486       $    622,619       $    292,632
  Adjustments to reconcile net income to net cash
    provided by operating activities:
       Depreciation and amortization                                                  423,166            196,515             57,801
       Provision for loan losses                                                      157,500            105,000            168,000
       Provision for loss on foreclosed real estate                                    50,000             43,500               --
       Loss (gain) on sale of mortgage-backed securities                                7,392             22,664            (53,099)
       Loss (gain) on sale of investment securities                                   (36,599)           (54,909)            16,793
       Net amortization (accretion) of  mortgage-backed
          and investment securities                                                    27,756             31,564              2,823
       Federal Home Loan Bank stock dividend                                          (68,200)           (52,200)           (40,900)
       Deferred income tax expense (benefit)                                          181,456             66,942             (8,148)
       Loss (gain) on sale of foreclosed real estate                                  (34,354)             1,377            (24,112)
       Loss on disposal of equipment and software                                      53,053               --                 --
       Gain on pension plan settlement                                               (370,622)              --                 --
       ESOP shares earned                                                             133,486            101,653             59,671
      RRP shares earned                                                               110,283             68,604               --
      Amortization of goodwill                                                        123,520             61,590               --
   Decrease (increase) in:
       Accrued interest receivable                                                   (161,581)            51,406            (51,780)
       Other assets                                                                    91,409            141,976           (100,731)
   Increase (decrease) in:
       Accrued interest payable                                                       172,678            (74,269)            27,076
       Accrued income taxes                                                           (90,588)            90,588               --
       Other liabilities                                                              114,254           (175,062)           127,631
                                                                                 ------------       ------------       ------------
          NET CASH PROVIDED BY
          OPERATING ACTIVITIES                                                      1,904,535          1,249,558            473,657
                                                                                 ------------       ------------       ------------
INVESTING ACTIVITIES
  Investment securities:
    Available for sale:
        Proceeds from sales, maturities and calls                                  12,709,539         14,405,708          6,880,500
        Purchased                                                                  (7,024,383)       (10,606,627)        (4,850,000)
  Mortgage-backed securities:
    Available for sale:
        Proceeds from sale                                                          1,004,375          3,230,925          7,175,371
        Principal payments                                                          1,285,360            265,709            686,543
        Purchased                                                                  (2,182,572)        (5,044,048)        (2,509,776)
   Purchased Federal Home Loan Bank stock                                             (22,800)              --                 --
   Purchased Federal Reserve Bank stock                                              (190,750)              --                 --
   Loans:
        Originations and principal payments, net                                   (8,581,515)       (10,331,284)        (8,744,300)
        Purchased                                                                        --                 --             (275,000)
        Proceeds from sale of participating interest                                     --                 --              788,000
   Certificates of deposit with other banks:
        Proceeds from maturities                                                         --              290,000            501,266
    Proceeds from sale of foreclosed real estate                                      143,000             16,000            133,162
    Purchased premises and equipment                                               (1,560,273)        (1,078,086)          (451,184)
    Proceeds from sale of equipment and fixtures                                       33,950               --                 --
    Purchased software                                                                (89,838)          (131,844)              --
    Cash and cash equivalents aquired in purchase of Bank subsidiary
        in excess of cash invested                                                       --            4,411,002               --
                                                                                 ------------       ------------       ------------
          NET CASH USED BY
          INVESTMENT ACTIVITIES                                                    (4,475,907)        (4,572,545)          (665,418)
                                                                                 ------------       ------------       ------------

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED MARCH 31, 1998, 1997 AND 1996 (CONTINUED)

                                                                                 ============       ============       ============
                                                                                     1998               1997               1996
                                                                                 ============       ============       ============
FINANCING ACTIVITIES
 Net change in deposits                                                          $  4,407,194       $  1,479,663       ($ 2,309,277)
 Federal Home Loan Bank borrowings                                                 25,507,000         18,200,000          3,175,000
 Repayment of Federal Home Loan Bank borrowings                                   (30,257,000)       (13,450,000)        (7,975,000)
 Long-term borrowings                                                                    --              700,000               --
 Repayment of long-term borrowings                                                   (100,000)           (50,000)              --
 Decrease in securities sold under agreements to repurchase                        (1,433,967)          (327,477)              --
 Decrease in term treasury tax and loan borrowings                                   (155,257)          (138,490)              --
 Shares purchased for RRP                                                                --             (621,575)              --
 Dividends Paid                                                                      (338,965)          (158,287)              --
 Sale of common stock, net of costs                                                      --                              11,659,352
Treasury shares purchased                                                            (259,687)              --                 --
                                                                                 ------------       ------------       ------------
          NET CASH PROVIDED (USED) BY FINANCING
           ACTIVITIES                                                              (2,630,682)         5,633,834          4,550,075
                                                                                 ------------       ------------       ------------

Net change in cash and cash equivalents                                            (5,202,054)         2,310,847          4,358,314

Cash and cash equivalents, Beginning of year                                        8,834,309          6,523,462          2,165,148
                                                                                 ------------       ------------       ------------

Cash and cash equivalents, End of year                                           $  3,632,255       $  8,834,309       $  6,523,462
                                                                                 ============       ============       ============

Additional cash flows and supplementary information
     Cash paid during the year for:
       Interest on deposits and borrowings                                       $  1,728,553       $  1,113,691       $  1,217,000
       Income taxes                                                              $    321,472       $     62,862               --
     Assets aquired in settlement of loans                                       $     51,700       $     37,904       $     72,500
     Net unrealized gain (loss) on securities available for sale                 $    355,739       $    144,899       $    115,341
     Common stock issued to ESOP leveraged with an employer loan                         --                 --         $  1,058,000
     Liabilities assumed and cash paid in acquisition of
        First Paintsville Bancshares                                                     --         $ 69,660,895               --
     Fair value of assets received                                                       --         $ 66,572,916               --
     Amount assigned to goodwill                                                         --         $  3,087,979               --

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   Organization

          Classic Bancshares, Inc. (the "Corporation") was organized as a savings and loan holding company primarily for the purpose of acquiring and owning all of the outstanding common stock of Classic Bank (formerly Ashland Federal Savings Bank).

          As more fully described in Note 3, on September 30, 1996, Classic Bancshares, Inc. became a bank holding company upon its acquisition of 100% of the outstanding common stock of First National Bank of Paintsville (First National).

          Classic Bank and First National (the "Banks") conduct a general commercial banking business in eastern Kentucky which consists of attracting deposits from the general public and using those funds, together with other funds, to originate residential, consumer and nonresidential loans, primarily in their market area.

          The Banks' revenues are derived principally from interest earned on loans and to a lesser extent, from interest earned on investments and service fees on loans and deposit accounts. The operations of the Banks are influenced significantly by general economic conditions and by policies of financial institutions regulatory agencies. The Banks' cost of funds are influenced by interest rates on competing investments and general market rates. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered.

          The Banks' net interest income is dependent primarily upon the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities. The Banks, like most financial institutions, are subject to interest rate risk to the degree that their interest-bearing liabilities mature or reprice at different times, or on a different basis, than their interest earning assets.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to litigation and environmental liabilities, based on currently available information. Changes in facts and circumstances may result in revised estimates.

          The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

     B.   Principles of Consolidation

          The consolidated financial statements include the accounts of the Corporation and the Banks. All significant intercompany balances and transactions have been eliminated.

     C.   Investment Securities and Mortgage-Backed and Related Securities

          The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investment securities be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available-for-sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. Investment and mortgage-backed securities are classified according to management's intent upon acquisition. The Corporation's stockholders' equity reflected net unrealized gains of $297,125 at March 31, 1998, and net unrealized losses of $58,614 at March 31, 1997. Realized gains and losses on sales of securities are recognized using the specific identification method.

          During the fourth quarter of 1995, the Financial Accounting Standards Board allowed financial statement preparers a one-time opportunity to reassess the classifications of securities accounted for under SFAS No. 115. As a result of this reassessment, Classic Bank reclassified $9.7 million of held-to-maturity securities and mortgage-backed and related securities to available for sale securities. In connection with this reclassification, gross unrealized gains of $411,655 and gross unrealized losses of $41,371 were recorded.

          Mortgage-backed and related securities are subject to prepayment, which affects the yield and effective maturity of the investment. The Banks do not purchase mortgage-backed and related securities with significant premiums in order to minimize the effects of prepayments.

     D.   Loans Receivable and Allowance for Loan Losses

          Loans receivable, net are stated at unpaid principal balances, less the allowance for loan losses, plus or minus net deferred loan origination costs or fees, and the undisbursed portion of loans in process.

          Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

          It is the Corporation's policy to establish an allowance for loan losses for the purpose of absorbing losses associated with the loan portfolio. All actual loan losses are charged to the related allowance and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to operations based on various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions. Management evaluates the carrying value of loans periodically in order to evaluate the adequacy of the allowance. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if the assumptions used in making the evaluations require material revision.

          The Corporation accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral.

          Under SFAS No. 114, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one-to-four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family and nonresidential loans, and its evaluation of any impairment thereon, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

          At March 31, 1998 and 1997, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

     E.   Loan Origination Fees

          Loan fees are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91. SFAS No. 91 requires loan origination fees and

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     E.   Loan Origination Fees (continued)

          certain related direct loan origination costs be offset and the resulting net amount be deferred and amortized over the contractual life of the related loans as an adjustment to the yield on such loans, using the level yield method.

     F.   Foreclosed Real Estate

          Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis.

          After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is six months.

     G.   Premises and Equipment

          Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over estimated useful lives of the assets, estimated to be ten to fifty years for buildings and five to ten years for furniture, fixtures and equipment.

     H.   Goodwill and Other Intangibles

          Goodwill resulting from the acquisition of First National totaled approximately $3.1 million and is being amortized over a twenty-five year period using the straight-line method. Management periodically evaluates the carrying value of these intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

          In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Corporation adopted SFAS No. 121 effective April 1, 1996, as required, without material effect on consolidated financial condition or results of operations.

     I.   Federal Income Taxes

          The Corporation accounts for federal income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

          The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, the general loan loss allowance, and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

     J.   Earnings Per Share

          Effective December 31, 1997, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128, "Earnings Per Share." In accordance with the Statement, the March 31, 1997 earnings per share presentation has been restated to conform to SFAS No. 128. Earnings per share for March 31, 1996, the year of conversion, are not meaningful and accordingly are not presented.

          Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the respective periods.

          Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan and recognition and retention plan. Weighted average common shares deemed outstanding for purposes of computing diluted earnings per share gives effect to incremental shares from assumed stock option exercises and vesting requirements of the recognition and retention plan totaling 54,281 and 12,766 for the years ended March 31, 1998 and 1997, respectively.

     K.   Impact of Recent Accounting Pronouncements

          In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS NO. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred.

          If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements and transfers of receivables with recourse.

          An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

          SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

          SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125, effective January 1, 1998, without material adverse effect on the Corporation's consolidated financial position or results of operations.

          In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of com-prehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a K.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     K.   Impact of Recent Accounting Pronouncements (continued)

          specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

          SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Corporation's consolidated financial statements.

          In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that managementorganizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition SFAS No. 131 requires significantly more information to be disclosed foreach reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Corporation's consolidated financial statements.

     L.   Financial Instruments

          Other off-balance-sheet instruments. In the ordinary course of business the Banks have entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit-card arrangements, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     M.   Fair Values of Financial Instruments

          SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Corporation disclose estimated fair values for its financial instruments. In accordance with SFAS No. 107, fair values are based on estimates using present value and other valuation techniques in instances where quoted prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates cannot be substantiated by comparison to independent markets and, further, may not be realizable in an immediate settlement of the instruments. SFAS No. 107 also excludes certain items from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of the Corporation.

          The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed in Note 13:

          Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate their fair value.

          Certificates of deposit with other financial institutions - For certificates of deposit with a remaining term of 90 days or less, the fair values are based on carrying amounts. The fair values for other certificates of deposit are estimated Using discounted cash flow analysis, based on interest rates currently being offered by financial institutions with similar credit quality.

          Securities available for sale - Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities (Federal Home Loan Bank and Federal Reserve Bank stock) represents redemption value and approximates fair value.

          Mortgage-backed and related securities available for sale - Fair values for mortgage-backed and related securities are based on quoted market prices or dealer quotes.

          Loans - The fair values for loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

          Accrued interest receivable and payable - The carrying amounts of accrued interest approximate their fair values.

          Deposit liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amount of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          Federal Home Loan Bank advances - The fair value of FHLB advances was estimated by discounting the expected future cash flows using current interest rates for advances with similar terms and remaining maturities.

          Short-term borrowings - The carrying amounts of borrowings under repurchase agreements and other short-term borrowings approximates their fair value.

          Long-term debt - The fair value of long-term debt was estimated by discounting the expected future cash flows using current interest rates for loans with similar terms and remaining maturities.

          Off-balance-sheet instruments - Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standing. The fair value of such off-balance-sheet instruments are immaterial and, therefore, not disclosed.

     N.   Cash and Cash Equivalents

          For the purposes of reporting consolidated cash flows, the Corporation considers cash, balances with banks, federal funds sold, securities purchased under agreements to resell and interest-bearing cash deposits in other depository institutions with initial maturities of three months or less to be cash equivalents.

     O.   Advertising Costs

          Advertising costs are expensed when incurred.

     P.   Reclassifications

          Certain presentations of accounts previously reported have been reclassified in these consolidated financial statements. Such reclassifications had no effect on net income or retained income as previously reported.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2: CONVERSION

     Classic Bank (formerly Ashland Federal) converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank on December 28, 1995, and issued all of its common stock to the Corporation. Concurrently with the conversion, the Corporation issued 1,322,500 shares of Corporation common stock par value $.01, at $10.00 per share. Net proceeds of the Corporation's stock issuance, after costs, were approximately $12,700,000.

NOTE 3: ACQUISITION

     On September 30, 1996, the Corporation acquired 100% of the common stock of First Paintsville Bancshares, Inc. utilizing the purchase method of accounting. First Paintsville was dissolved upon consummation of the transaction, with First Paintsville's banking subsidiary, First National Bank of Paintsville, continuing operations as a wholly-owned subsidiary of the Corporation. The fair value of First National's assets at September 30, 1996 totaled approximately $66.6 million.

     The results of First National's operations subsequent to September 30, 1996, are included in the consolidated financial statements. The Corporation paid $10,208,010 in cash, with $3,087,979 excess of the fair value of liabilities assumed over assets received, assigned to goodwill.

      Presented below are unaudited pro-forma condensed consolidated results of operations for the years ended March 31, 1997 and 1996 assuming the acquisition had occurred at the beginning of the fiscal year ended March 31, 1996.

                                                   1997            1996
                                                   ----            ----
                                        (In thousands except per share amounts)
     Net interest income                        $   4,772       $   3,964
     Net income                                 $     670       $     671
     Basic earnings per share                   $     .57             N/A
     Diluted earnings per share                 $     .55             N/A

NOTE 4: INVESTMENT AND MORTGAGE BACKED SECURITIES

     Investment securities and mortgage-backed securities have been classified in the consolidated statements of financial condition according to management's intent. The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at March 31, 1998 and 1997 are as follows:

                                                 Gross           Gross          Estimated
                                Amortized      Unrealized      Unrealized         Fair
                                   Cost          Gains           Losses           Value
                               ------------   ------------    ------------    ------------
Available-for-sale

March 31, 1998:
U.S. Treasury securities       $  1,253,186   $     21,539            --      $  1,274,725
U.S. Gov't Agency Securities      7,754,365         71,772             (30)      7,826,107
Obligations of state and
   political subdivisions         8,495,245        319,859         (11,629)      8,803,475
Corporate equity securities         250,000         22,500            --           272,500
                               ------------   ------------    ------------    ------------
                               $ 17,752,796   $    435,670    ($    11,659)   $ 18,176,807
                               ============   ============    ============    ============

March 31, 1997:
U.S. Treasury securities       $  1,501,368   $      8,746    ($     7,622)   $  1,502,492
U.S. Gov't Agency Securities     14,962,533         29,329        (177,088)     14,814,774
Obligations of state and
    political subdivisions        6,944,587        168,887         (56,143)      7,057,331
                               ------------   ------------    ------------    ------------
                               $ 23,408,488   $    206,962    ($   240,853)   $ 23,374,597
                               ============   ============    ============    ============

     The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at March 31, 1998 and 1997 are as follows:

                                                 Gross           Gross          Estimated
                                Amortized      Unrealized      Unrealized         Fair
                                   Cost          Gains           Losses           Value
                               ------------   ------------    ------------    ------------
Available-for-sale

March 31, 1998:
FNMA                           $  2,545,621   $      4,851    ($     5,292)   $  2,545,180
FHLMC                             2,988,949         45,135          (2,779)      3,031,305
Other                               827,735            897          (2,488)        826,144
REMICS
 FHLMC and FNMA                   1,442,232          6,270         (20,417)      1,428,085
                               ------------   ------------    ------------    ------------
                               $  7,804,537   $     57,153    ($    30,976)   $  7,830,714
                               ============   ============    ============    ============

March 31, 1997:
FNMA                           $  2,945,324   $     20,982    $       --      $  2,966,306
FHLMC                             2,560,410           --           (39,642)      2,520,768
Other                               417,436           --            (6,075)        411,361
REMICS
  FHLMC and FNMA                  2,016,584           --           (30,184)      1,986,400
                               ------------   ------------    ------------    ------------
                               $  7,939,754   $     20,982    ($    75,901)   $  7,884,835
                               ============   ============    ============    ============

     Gross realized gains and gross realized losses on the sale of available-for-sale investment and mortgage-backed securities were $39,859 and $10,692, respectively for the year ended March 31, 1998, $86,212 and $53,967, respectively for the year ended March 31, 1997, and $169,432 and $133,126, respectively for the year ended March 31, 1996.

     The amortized cost and estimated fair value of investment and mortgage-backed securities at March 31, 1998 and 1997 by contractual term to maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    1998                     1997
                                           ----------------------    ----------------------
                                                        Estimated                 Estimated
                                           Amortized      Fair       Amortized      Fair
                                             Cost         Value        Cost         Value
                                           ---------    ---------    ---------    ---------
                                                           (In Thousands)
Due in one year or less                     $   293      $   293      $ 1,244      $ 1,250
Due after one year through five years         1,564        1,589        5,687        5,694
Due after five years through ten years        2,584        2,613        8,249        8,167
Due after ten years                          13,062       13,410        8,228        8,264
                                            -------      -------      -------      -------
   Total investment securities               17,503       17,905       23,408       23,375
Corporate equity securities                     250          272         --           --
Mortgage-backed securities-not
 due at a single maturity date                7,805        7,831        7,940        7,885
                                            -------      -------      -------      -------
    TOTAL                                   $25,558      $26,008      $31,348      $31,260
                                            =======      =======      =======      =======

     Securities carried at approximately $9,905,321 at March 31, 1998 and $10,178,275 at March 31, 1997, were pledged to secure deposits of public funds and for other purposes required or permitted by law.

     The amortized cost of mortgage-backed securities includes unamortized premiums of $75,778 and $93,848 and unearned discounts of $45,348 and $50,605 at March 31, 1998 and 1997, respectively.

     Mortgage-backed securities with adjustable rates totaled $3,317,486 and $3,362,760 at March 31, 1998 and 1997, respectively.

     Accrued interest receivable includes $334,666 and $340,857, at March 31, 1998 and 1997, respectively, related to investment and mortgage-backed securities.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 5:  LOANS RECEIVABLE

     The components of loans in the consolidated statements of financial condition were as follows:

                                                                March 31
                                                           1998         1997
                                                          -------      -------
                                                              (In Thousands)
     Real estate loans:
       One-to-four family                                 $66,078      $62,413
       Commercial                                           8,970        6,877
       Multi-family                                         1,497        1,104
       Construction                                           426          832
     Consumer Loans:
       Secured by deposits                                    526          433
       Credit card                                            218          256
       Installment                                          5,380        5,452
       Other                                                  991          697
     Commercial loans                                       6,942        4,794
                                                          -------      -------

         Total loans receivable                            91,028       82,858

     Less:
       Undisbursed loans in process                            29            6
       Unearned discounts and loan origination costs           68          323
       Allowance for loan losses                              831          801
                                                          -------      -------

         Total loans receivable, net                      $90,100      $81,728
                                                          =======      =======


     Loans with adjustable rates totaled $43.4 million and $41.4 million at March 31, 1998 and 1997, respectively.

     Accrued interest receivable includes $502,094 and $332,296 at March 31, 1998 and 1997, respectively, related to loans receivable.

     Activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                          1998            1997            1996
                                       ---------       ---------       ---------
     Balance at beginning of year      $ 801,180       $ 286,384       $ 311,785
     Provision for losses                157,500         105,000         168,000
     Allowance resulting from
        acquisition                         --           525,887            --
     Charge-offs                        (174,874)       (154,610)       (214,291)
     Recoveries                           46,729          38,519          20,890
                                       ---------       ---------       ---------
     Balance at end of year            $ 830,535       $ 801,180       $ 286,384
                                       =========       =========       =========

      The following is a summary of non-performing loans at March 31:

                                                1998       1997       1996
                                                ----       ----       ----
                                                     (In Thousands)
     Accruing loans past due 90 days
      or more                                   $ 25       $157       $--
     Nonaccrual loans                            308        559        595

     Total non-performing loan
      balances at year end                      $333       $716       $595

     Non-performing loans as a
      percentage of loans                        .37%       .88%      1.36%

     In the normal course of business and subject to normal credit policies, the Banks make loans to officers, directors, their immediate family and business interests of such persons. At March 31, 1998 and 1997, the balances of loans to such parties were as follows:

                                                   1998               1997
                                              ------------       ------------
     Aggregate amount of indebtedness
      at beginning of year                    $  3,717,313       $    766,823

      Beginning balance of acquired Bank              --            1,700,581
      New loans                                 12,107,872          2,510,053
      Repayments                               (11,085,259)        (1,260,144)
                                              ------------       ------------

      Aggregate amount of indebtedness
         at end of year                       $  4,739,926       $  3,717,313
                                              ============       ============

NOTE 6:  PREMISES AND EQUIPMENT

     Premises and equipment at March 31, 1998 and 1997 by major classifications are as follows:

                                                   1998             1997
                                                ----------       ----------
     Land                                       $  912,037       $  885,750
     Buildings and improvements                  3,015,646        1,993,679
     Furniture and equipment                     2,325,100        2,205,458
     Automobiles                                    99,404          119,886
     TOTAL                                       6,352,187        5,204,773
     Less: Accumulated depreciation              1,884,185        1,907,757
                                                ----------       ----------
                                                $4,468,002       $3,297,016
                                                ==========       ==========

     Depreciation expense charged to operations for the years ended March 31, 1998, 1997 and 1996 totaled $309,267, $167,378 and $57,801, respectively.

NOTE 7:  DEPOSITS

     The aggregate amount of short-term jumbo certificates of deposit each with a minimum denomination of $100,000 or more was approximately $18,445,335 and $13,604,925 at March 31, 1998 and 1997, respectively.

     At March 31, 1998, the scheduled maturities of certificates of deposit were as follows for the years ending March 31:

            1999                      $49,557,934
            2000                       12,454,738
            2001                        2,012,996
            2002                          129,642
            2003 and thereafter           285,205
                                      -----------
                                      $64,440,515

     Interest expense on deposits is summarized as follows for the years ended March 31:

                                            1998         1997         1996
                                           ------       ------       ------
                                                    (In Thousands)

     Certificates of deposit               $3,398       $2,683       $2,310
     NOW accounts and money
        market demand accounts                387          169          203
     Passbook and club accounts               429          366           90
                                           ------       ------       ------
                                           $4,214       $3,218       $2,603
                                           ======       ======       ======

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8:  LONG-TERM DEBT

     Long-term debt at March 31, 1998 and 1997 consisted of a note payable, due in quarterly installments of $25,000, plus interest at prime. The note dated September 30, 1996 is uncollateralized and matures September 30, 2003. The interest rate at March 31, 1998 was 8.50%.

     Scheduled principal payments for the years ending March 31, are as follows:

            1999                       $  100,000
            2000                          100,000
            2001                          100,000
            2002                          100,000
            2003 and thereafter           150,000
                                       ----------
                                       $  550,000
                                       ==========

NOTE 11: ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank of Cincinnati, Ohio, at March 31, 1997, consisting of fixed rate advances collateralized by a blanket pledge of one-to-four-family residential mortgage loans totaling $7.125 million, as well as the Federal Home Loan Bank stock of Classic Bank are summarized as follows:

                                                   Balance
         Interest Rate     Maturity Date       March 31, 1997
         -------------     -------------       --------------
            5.90%             6-18-97           $1,500,000
            6.20%             9-18-97            1,500,000
            5.89%            12-17-97            1,000,000
            6.35%             3-17-98              750,000
                                                ----------
                                                $4,750,000
                                                ==========

NOTE 10: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     Securities sold under agreements to repurchase at March 31, 1998 and 1997 totaled $3,521,799 and $4,955,766, respectively.

     Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                       1998             1997
                                                    ----------       ----------

     Average balance during the year                $3,623,720       $2,516,580
     Average interest rate durint the year                5.36%            5.10%
     Maximum month-end balance during the year      $4,250,304       $5,285,466

     U.S. Government Agency and municipal securities underlying the agreements at year-end:

        Carrying value                              $4,107,866       $5,044,000
        Estimated fair value                        $4,161,067       $5,039,100

     Securities sold under agreements to repurchase at March 31, 1998 and 1997 had a maturity of one day.

NOTE 11: OTHER BORROWINGS

     Other borrowings at March 31, 1998 and 1997 consist of term treasury tax and loan deposits and are generally repaid within one to twenty days from the date of the transaction. Securities with a carrying value of $1,846,100 and $1,483,816 and a market value of $1,884,230 and $1,485,109, were pledged at March 31, 1998 and 1997, respectively, as collateral for treasury tax and loan deposits.

NOTE 12: INCOME TAXES

     The provision for income taxes consists of:

                                                 Years Ended March 31,
                                        ---------------------------------------
                                          1998           1997            1996
                                        --------       --------        --------
      Currently payable - Federal       $200,262       $152,626        $ 38,194
                        - State               --            825           2,129

      Deferred          - Federal        181,456         66,942         ( 8,148)
                                        --------       --------        --------
                                        $381,718       $220,393        $ 32,175

      Federal tax benefit from RRP
           credited to paid in capital    14,498             --              --
                                        --------       --------        --------
                                        $396,216       $220,393        $ 32,175
                                        ========       ========        ========


      The following tabulation reconciles the federal statutory tax rate to the effective rate of taxes provided for income taxes:

                                               Years Ended March 31,
                                       ----------------------------------
                                        1998          1997          1996
                                       ------        ------        ------
     Tax at statutory rate               34.0%         34.0%         34.0%
     Tax exempt income                  (10.6)        (12.5)        (30.6)
     Non-deductible expenses              4.6           4.6           5.8
     State income taxes                  --            --              .7
                                       ------        ------        ------
                                         28.0%         26.1%          9.9%
                                       ======        ======        ======

     The components of the Corporation's net deferred tax asset (liability) as of March 31, 1998 and 1997, are summarized as follows:

                                                        1998            1997
                                                     ---------       ---------
     Deferred tax assets:
       Loans and loan loss allowance                 $ 174,090       $ 171,030
       AMT credit carryfoward                           53,202          78,810
       Net unrealized loss on available-
          for-sale securities                                           30,195
       Retirement and incentive programs                41,041            --
       Foreclosed real estate                           37,501          32,489
       Other assets                                     15,251          29,075
                                                     ---------       ---------
                                                       321,085         341,599
                                                     ---------       ---------
     Deferred tax liabilities:
       Federal Home Loan Bank stock dividends         (177,854)       (154,666)
       Premises and equipment                         (348,995)       (349,234)
       Retirement and incentive programs              (264,195)        (95,368)
       Accretion on securities                         (10,736)         (4,323)
       Deferred loan origination costs                 (12,303)        (13,308)
       Net unrealized gain on available-
          for-sale securities                         (153,064)           --
       Other liabilities                                (2,740)         (8,787)
                                                     ---------       ---------
                                                      (969,887)       (625,686)
                                                     ---------       ---------

     Net deferred tax asset (liability)              ($648,802)      ($284,087)
                                                     =========       =========

     The Corporation had available at March 31, 1998, alternative minimum tax credit carryforwards for tax purposes of approximately $53,202 which may be carried forward indefinitely and used to reduce federal income taxes.

     In computing federal income taxes, savings institutions, such as Classic Bank, are allowed a statutory bad debt deduction of otherwise taxable income of 8%, subject to limitations based on aggregate loans and savings balances. Due to the limitation based on the level of deposits outstanding and retained earnings, the Bank's bad debt deduction for the years 1998, 1997 and 1996 was limited to net charge-offs under the experience method. As of March 31, 1998, appropriations of retained earnings representing bad debt deductions were approximately $1,869,000. If these tax bad debt deductions are used for purposes other than loan losses, the amount used will be subject to Federal income taxes at the prevailing corporate rates.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12: INCOME TAXES (continued)

     The provisions of SFAS No. 109 require the Bank to establish a deferred tax liability for the tax effect of the tax bad debt reserves over the base year amounts. The Bank's base year tax bad debt reserves are approximately $1,869,000. The estimated deferred tax liability on such amount is approximately $635,000 which has not been recorded in the accompanying consolidated financial statements.

NOTE 13: FINANCIAL INSTRUMENTS

     The Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Banks' involvement in particular classes of financial instruments.

     The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

     Commitments to Extend Credit and Financial Guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks' experience has been that approximately 80 percent of loan commitments are drawn upon by customers. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include certificates of deposit and accounts receivable; inventory, property, plant, and equipment; and income-producing commercial properties.

     Standby letters of credit and financial guarantees written are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit extend for one year and are automatically renewed unless notification is given to the third party of the Banks' intent to cancel. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold pledged certificates of deposit and personal guarantees as collateral supporting those letters of credit for which collateral is deemed necessary. The extent of collateral held for letters of credit at March 31, 1998, varies from zero percent to 100.0%; the average amount collateralized is 75 percent.

     The Banks have not been required to perform on any financial guarantees during the past three years. The Banks have not incurred any losses on their commitments in either 1998, 1997 or 1996.

     Based on the methods and assumptions set forth in Note 1, the estimated fair value of the Corporation's financial instruments as of March 31, 1998 and 1997 are as follows:

                                                     March 31
                                           1998                      1997
                                  -------------------       -------------------
                                  Carrying       Fair       Carrying      Fair
                                   Value        Value        Value        Value
                                   -----        -----        -----        -----
                                                  (In Thousands)
Financial Assets:
 Cash and due from banks          $ 2,501      $ 2,501      $ 3,309      $ 3,309
 Federal funds sold and
  securities purchased under
  agreements to resell              1,131        1,131        5,525        5,525
 Certificates of deposit with
  other financial institutions        293          293          293          292
 Securities available-for-sale     18,177       18,177       23,375       23,375
 Mortgage-backed securities
  available-for-sale                7,831        7,831        7,885        7,885
 Federal Home Loan Bank and
  Federal Reserve Bank stock        1,297        1,297        1,015        1,015
 Loans receivable, net             90,100       87,897       81,727       79,359
 Accrued interest receivable          852          852          690          690

Financial Liabilities:
 Certificates of deposit          $64,441      $64,618      $60,738      $60,843
 Other deposit accounts            40,486       40,486       39,781       39,781
 Securities sold under
  agreements to repurchase          3,522        3,522        4,956        4,956
 Advances from the Federal
  Home Loan Bank                     --           --          4,750        4,751
 Other short-term borrowings          274          274          429          429
 Accrued interest payable             390          390          218          218
 Long-term debt                       550          550          650          650

     A summary of the notional amounts of the Banks' financial instruments with off-balance-sheet risk at March 31, 1998, follows:

                                              Notional
                                               Amount
                                               ------
                                           (In Thousands)

          Commitments to extend credit         $4,745
          Credit card arrangements                351
          Standby letters of credit               340
                                               ------
                                               $5,436
                                               ======

     Commitments to extend credit at March 31, 1998 included $4,138,000 of adjustable rate loan commitments and unused credit lines.

NOTE 14: COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Banks have various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

NOTE 15: SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT

     All of the Banks' loans, commitments and standby letters of credit have been granted to customers in the Banks' market area. Investments in state and municipal securities primarily involve government entities within the Banks' market area. The concentration of credit by type of loan are set forth in Note 5.

     The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.

     The contractual amounts of credit-related financial instruments such as commitments to extend credit and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

     The Banks' credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the consolidated statements of financial condition. Because these instruments have

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15: SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT (coninued)

     fixed maturity dates and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

     The Corporation had deposits with other financial institutions which exceeded the federally insured limits at March 31, 1998 by approximately $311,800. The Corporation does not have a policy for requiring collateral on such deposits.

NOTE 16: BENEFIT PLANS

     Classic Bank participates in the Pentegra multi-employer pension plan. This non-contributory defined benefit plan covers all eligible employees meeting certain service and age requirements. The plan operates on a fiscal year ending June 30, and it is the policy of the Bank to fund the normal cost of the plan. Contributions to the plan for the years ended March 31, 1998, 1997 and 1996 were $6,185, $15,055 and $12,219, respectively. The data available from the plan administrators is not sufficient to determine the Bank's share of the pension plan's accumulated benefit obligation or the net assets attributable to the Bank.

     First National Bank had a non-contributory defined benefit pension plan covering all eligible First National employees. The plan's benefit formula was the projected unit credit cost method which encompassed future salary levels and participants years of service. Effective July 1, 1997, First National's defined benefit plan was terminated and its plan assets were merged into the Corporation's Pentegra multi-employer pension plan resulting in a settlement gain of $370,622 or $244,611 after tax. All eligible employees of First National became participants in the Corporation's multi-employer pension plan. Prepaid pension expense of $777,045, representing the excess of the fair value of pension plan assets over the accrued actuarial pension liability at July 1, 1997, is included in other assets in the consolidated statement of financial condition at March 31, 1998. First National was not required to make contribution to the multi-employer plan for the year ended March 31, 1998.

     Net pension costs for First National Bank's single-employer plan include the following components from the date of its acquisition (September 30, 1996) through March 31, 1997.

     Service cost                                                 $      0
     Interest cost                                                  25,630
     Actual return on assets                                       (89,133)
     Net amortization, deferral and other                           48,554
                                                                  --------

     Net pension cost (gain)                                      ($14,949)
                                                                  ========

     The following table sets forth the First National Bank's plan funded status and amounts recognized in the consolidated statements of financial condition at March 31, 1997:

     Actuarial present value of benefit obligations:
        Vested                                                 $   572,654
        Non-vested                                                  10,421
                                                               -----------

     Accumulated benefit obligation                            $   583,075
                                                               ===========

     Projected benefit obligation                              $   747,425
     Plan assets at fair value                                   1,240,286
                                                               -----------

     Projected benefit obligation less
        than plan assets                                           492,861

     Unrecognized net gain                                         (86,438)
                                                               -----------

     Prepaid pension cost recognized in the
        consolidated statement of financial condition          $   406,423
                                                               ===========


     The unrecognized gains were being amortized on a straight-line basis over the career working lifetimes of all participants. A discount rate of 7.0% was used to compute the actuarial present value of the accumulated and projected benefit obligations. The assumed rate of return on plan assets was 7.0%. The assumed rate of increase in future compensation levels was 4.0%.

     Non-employee directors of Classic Bank and Classic Bancshares, Inc. are eligible to participate in a retirement plan which provides benefits equal to approximately one-half of the monthly compensation paid to active directors for a period not to exceed the earlier of the number of months a participant served as director, or the participant's death. Directors must have a minimum of ten years of continuous service and serve until age 65 to participate in the directors retirement plan.

     The following table sets forth the directors' retirement plan's funded status and amounts recognized in the consolidated financial statements at March 31, 1998, 1997 and 1996:

                                                              1998            1997            1996
                                                           ---------       ---------       ---------
     Actuarial present value of benefit obligations:
       Vested accumulated benefits                         ($ 50,460)      ($ 62,684)      ($ 45,148)
       Non-vested accumulated benefits                       (57,356)        (40,204)        (14,522)
                                                           ---------     -----------       ---------
          Total accumulated benefits                        (107,816)       (102,888)        (59,670)
     Unrecognized prior service cost being
        recognized over 10 years                              35,056          40,899          46,742
     Unrecognized net obligation being
        recognized over 10 years                               9,954          11,376          12,798
     Unrecognized net loss being recognized
        over 10 years                                         36,393          40,437            --
     Adjustment to recognize minimum
        liability                                            (81,403)        (92,712)        (59,540)
                                                           ---------     -----------       ---------
          Accrued pension cost                             ($107,816)      ($102,888)      ($ 59,670)
                                                           =========     ===========       =========
     Net pension cost includes the
       following components:
        Service costs - benefits earned
          during year                                      $   5,626     $     5,739       $   3,752
       Interest cost on benefit obligation                     7,202           6,071           4,090
       Amortization of prior service cost,
          net obligation and net loss                          5,843           5,843           5,843
       Other                                                  (2,248)           (179)         (1,650)
                                                           ---------     -----------       ---------
          Net pension cost                                 $  16,423     $    17,474       $  12,035
                                                           =========     ===========       =========

     A discount rate of 7% was used in determining net pension cost.

     Effective September 30, 1995, Classic Bank entered into a non-qualified supplemental executive retirement agreement (agreement) with the Bank's chief executive officer which provides for the payment of a monthly supplemental retirement benefit equal to up to 24% of his average monthly compensation during the three highest 12-month periods in the ten years prior to retirement. Such benefit shall be payable upon normal retirement at age 65 or under certain circumstances, after age 55, if his termination is without cause. Upon the officer's death, 50% of the amount payable under the agreement shall be payable to his spouse until her death.

     The following table sets forth the supplemental executive retirement plan's funded status and amounts recognized in the consolidated financial statements at March 31, 1998 and 1997, and 1996:

                                                1998           1997           1996
                                              --------       --------       --------
   Accumulated vested benefit obligation      ($14,758)      ($ 8,405)      ($ 3,713)
                                              ========       ========       ========

   Projected benefit obligation                (36,007)      ($20,756)      ($ 9,699)
   Overaccrual                                  (3,601)        (8,236)        (8,236)
                                              --------       --------       --------

   Accrued retirement cost                    ($39,608)      ($28,992)      ($17,935)
                                              ========       ========       ========

   Net retirement cost includes the
      following components:

   Service cost - benefits earned
   during the year                            $ 11,217       $  9,699       $  9,699
   Interest cost                                 1,468            635             --
   Other                                        (2,069)           723             --

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16: BENEFIT PLANS (continued)

                                          1998            1997            1996
                                     ---------       ---------       ---------
     Overaccrual                            --              --           8,236
                                     ---------       ---------       ---------
        Net retirement cost          $  10,616       $  11,057       $  17,935
                                     =========       =========       =========

     Discount rate                         7.0%            7.0%            7.0%
     Rate of increase in future
      compensation levels                  5.0%            5.0%            5.0%

     In conjunction with the stock conversion, the Corporation established an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. The ESOP borrowed $1,058,000 from the Corporation and purchased 105,800 common shares, equal to 8% of the total number of shares issued in the conversion. The Banks make scheduled discretionary contributions to the ESOP sufficient to service the debt. Shares are allocated to participants' accounts under the shares allocated method. The cost of shares not committed to be released and unallocated shares is reported as a reduction of stockholders' equity. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest; dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Allocated ESOP shares become outstanding for earnings-per-share computations. Compensation expense is recorded based on the average fair market value of the ESOP shares when committed to be released. The expense under the ESOP for the years ended March 31, 1998, 1997 and 1996 was $133,485, $101,653 and
     $59,671, respectively.

     The ESOP shares at March 31, 1998 and 1997 are as follows:

                                                   1998              1997
                                               ----------        ----------
     Allocated shares                              22,303            13,934
     Unearned shares                               83,497            91,866
                                               ----------        ----------
     Total ESOP shares                            105,800           105,800
                                               ==========        ==========
     Fair value of unearned shares             $1,669,940        $1,228,708
                                               ==========        ==========

     On July 29, 1996, stockholders of the Corporation approved the 1996 Recognition and Retention Plan ("RRP"). Under the RRP, restricted stock awards of up to 4% of the common stock sold in the conversion may be awarded to the directors, officers and key employees of the Corporation and its subsidiaries. The Corpo-ration completed the funding of the plan in September 1996 by purchasing 52,900 shares of common stock in the open market at a total cost of $621,575, which reduced consolidated stockholders equity. An initial award of 48,798 restricted shares was granted on July 29, 1996, of which 2,808 shares were subsequently forfeited under terms of the plan due to termination of service. On February 1, 1997, an additional award of 4,000 restricted shares was granted. Ungranted RRP shares (2,910) are included in treasury stock at cost.

     The holders of the restricted shares have all of the rights of a shareholder, except that they cannot sell, assign, pledge or transfer any of the restricted shares during the restricted period. The restricted shares vest at a rate of 20% on each anniversary of the grant date. RRP expense of $110,284 and $68,604 was recorded for the year ended March 31, 1998, and 1997, respectively.

     During the fiscal year ended March 31, 1998, the Corporation adopted a 401(k) Savings and Profit Sharing Plan covering substantially all employees. Total expense under this plan was $9,058 for the year ended March 31, 1998.

NOTE 17: STOCK OPTION PLAN

     On July 29, 1996, stockholders of the Corporation approved the 1996 Stock Option and Incentive Plan ("SOP"). Under the 1996 SOP 132,250 shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiaries. During the year ended March 31, 1997, options to purchase 112,447 and 19,750 shares were awarded to officers, directors and key employees at $10.8125 and $13.375 per share, respectively, the common stock's fair value on the grant dates. The options vest with the grantees at the rate of 20% per year, on each anniversary date of the grants and are available for exercise, subject to the vesting schedule, for up to ten years from the grant date.

     A summary of the status of the Corporation's stock option plan as of March 31, 1998 and 1997, and changes during the periods ending on those dates is presented below:

                                             1998                            1997
                                    -----------------------        -------------------------
                                                   Weighted                        Weighted
                                                    Average                         Average
                                                   Exercise                        Exercise
                                    Shares          Price          Shares            Price
                                    ------         --------        ------          ---------
     Options outstanding at
        beginning of year           126,524      $     11.21             0                --
     Granted                              0               --       132,197             11.20
     Exercised                            0               --             0                --
     Forfeited                            0               --        (5,673)      $     10.81
                                    -------                        -------
     Options outstanding at
       end of year                  126,524                        126,524       $     11.21
                                    =======                        =======

     Eligible for exercise at
        year end                     25,305      $     11.21             0
                                    -------                        -------

                      March 31, 1998 Options Outstanding

                                                      Average         Average
          Range of               Number              Remaining         Option
      Exercise Price        Outstanding Life          (Years)          Price
      --------------        ----------------          -------          -----
     $10.81 To $13.38            126,524                8.7            $11.21

     During the fiscal year ended March 31, 1997, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair-value based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair-value based method of accounting defined in SFAS No. 123 had been applied.

     The Corporation utilizes APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                        March 31
                                          -----------------------------------
                                               1998                 1997
                                          -------------         -------------
     Net earnings
       As reported                        $   1,020,486         $     622,619
       Pro forma                          $     960,365         $     587,783

     Earnings per share
       Basic:
       As reported                        $         .87         $         .52
       Pro forma                          $         .82         $         .49
       Diluted:
       As reported                        $         .83         $         .51
       Pro forma                          $         .78         $         .49

     The fair value of each option grant is estimated on the date of grant using a binomial option-pricing model with the following weighted average assumptions used for grants awarded in fiscal year 1997: dividend yield 3.0%; expected volatility of 30.0%; risk free interest rate or 6.63%; and expected lives of 7 years.

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 18: REGULATORY CAPITAL REQUIREMENTS

     Classic Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). First National Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on each of the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require First National to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of March 31, 1998 and 1997, management believes that First National meets all capital adequacy requirements to which it is subject.

     Based on regulatory filings as of March 31, 1998, First National is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that date that management believes have changed the institution's category.

     First National's actual capital amounts and ratios are also presented in the table.

                                                                              To Be Well
                                                                           Capitalized Under
                                                       For Capital         Prompt Corrective
                                   Actual            Adequacy Purposes     Action Provisions
                             Amount      Ratio      Amount       Ratio    Amount       Ratio
                             ------      -----      ------       -----    ------       -----
                                                (Dollars in thousands)
As of March 31, 1998:
   Total Capital
    (to Risk Weighted
    Assets)                  $8,925      23.2%      $3,077       8.0%     $3,847      10.0%
   Tier I Capital
    (to Risk Weighted
    Assets)                  $8,444      22.0%      $1,539       4.0%     $2,308       6.0%
   Tier I Capital
    (to Average Assets)      $8,444      12.4%      $2,726       4.0%     $3,408       5.0%

As of March 31, 1997:
   Total Capital
    (to Risk Weighted
    Assets)                  $7,852      21.9%      $2,863       8.0%     $3,579      10.0%
   Tier I Capital
    (to Risk Weighted
    Assets)                  $7,404      20.7%      $1,432       4.0%     $2,147       6.0%
   Tier I Capital
    (to Average Assets)      $7,404      11.2%      $2,644       4.0%     $3,305       5.0%

     The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to Classic Bank's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, Classic Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

     Based on regulatory filings as of March 31, 1998, Classic Bank is categorized as well capitalized under the framework for prompt corrective action. To be categorized as "well-capitalized", Classic Bank must maintain minimum capital ratios as set forth in the following table. There are no conditions or events since that date that management believes have changed the Bank's category.

     As of March 31, 1998 and 1997 management believes that Classic Bank meets all capital adequacy requirements to which it is subject.

                                                                         To Be Well
                                                                      Capitalized Under
                                                   For Capital        Prompt Corrective
                              Actual            Adequacy Purposes     Action Provisions
                        Amount      Ratio      Amount       Ratio    Amount       Ratio
                        ------      -----      ------       -----    ------       -----
                                                (Dollars in thousands)
March 31, 1998

Tangible capital        $7,936      11.5%      $1,034       1.5%     $3,447       5.0%
Core capital            $7,936      11.5%      $2,068       3.0%     $4,136       6.0%
Risk-based capital      $8,255      22.4%      $2,942       8.0%     $3,677      10.0%

March 31, 1997

Tangible capital        $7,602      12.0%      $  949       1.5%     $3,163       5.0%
Core capital            $7,602      12.0%      $1,898       3.0%     $3,795       6.0%
Risk-based capital      $7,922      25.6%      $2,471       8.0%     $3,089      10.0%

     The Corporation is not subject to any regulatory restrictions on the payment of dividends to its stockholders. The Office of Thrift Supervision ("OTS") regulations provide that a savings institution, such as Classic Bank, which meets fully phased-in capital requirements and is subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent of surplus capital existing at the beginning of the calendar year without supervisory approval, but with 30 days prior notice to the OTS. Any additional amount of capital distributions would require prior regulatory approval. A savings institution failing to meet current capital standards may only pay dividends with supervisory approval.

     First National is also subject to regulatory restrictions on the payment of dividends to the Corporation. At March 31, 1998, approximately $1,138,750 of First National's retained earnings was potentially available for distribution to the Corporation.

     At the time of conversion, a liquidation account was established in an amount equal to Classic Bank's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $7,398,000.

NOTE 19: LEGISLATIVE DEVELOPMENTS

     The deposit accounts for Classic Bank and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks such as First National are

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 19: LEGISLATIVE DEVELOPMENTS (continued)

     insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the fund, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

      Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Classic Bank held $48.1 million in deposits at March 31, 1995, resulting in an assessment of approximately $316,258, or $208,730 after tax, which was charged to operations in the year ended March 31, 1997.

      A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 2000. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulations of thrifts prior to the merger of the deposit insurance funds. As a result, Classic Bank would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks.

NOTE 20: CONDENSED FINANCIAL INFORMATION -
         PARENT COMPANY ONLY

     The following condensed statements of financial condition as of March 31, 1998 and 1997, and the related condensed statements of operations and cash flows for the years ended March 31, 1998, 1997 and for the period from December 28, 1995 through March 31, 1996 for Classic Bancshares, Inc. should be read in conjunction with the consolidated financial statements and notes thereto:

Statements of Financial Condition             March 31, 1998      March 31, 1997
---------------------------------             --------------      --------------

Assets
  Cash and temporary investments                $    139,250       $  1,085,874
  Securities available for sale                      272,500                 --
  Accrued interest receivable                             --              7,070
  Note receivable - ESOP                             895,625            925,750
  Equity in net assets of Bank Subsidiaries       11,720,771         10,535,325
  Other assets                                       162,683            239,436
                                                ------------       ------------

Total Assets                                    $ 13,154,829       $ 12,793,455
                                                ============       ============

Liabilities
  Notes payable                                      550,000            650,000
  Accounts payable and accrued expenses               35,436            122,046
  Deferred income taxes                                7,913                 --
  Accrued income taxes                                    --             90,588
                                                ------------       ------------
Total Liabilities                                    593,349            862,634
                                                ------------       ------------
Stockholders' Equity
  Common stock                                        13,225             13,225
  Additional paid-in capital                      12,667,512         12,667,174
  Retained earnings                                1,366,622            685,100
  Net unrealized gain on available for
     sale securities                                  14,850                 --
  Treasury stock                                    (293,880)           (29,963)
  Unearned ESOP shares                              (834,970)          (918,660)
  Unearned RRP shares                               (371,879)          (486,055)
                                                ------------       ------------

Total Stockholders' Equity                      $ 12,561,480       $ 11,930,821
                                                ------------       ------------

Total Liabilities and Stockholders' Equity      $ 13,154,829       $ 12,793,455
                                                ============       ============

                                                                 Period From
                                                              December 28, 1995
                                       Year ended March 31,        Through
Statements of Operations              1998            1997     March 31, 1996
                                   ----------      ----------  --------------
Income
  Equity in undistributed earnings
     of bank subsidiaries          $1,101,757      $  222,881     $  188,399
  Dividends from bank subsidiaries     45,000         387,018             --
  Interest and dividend income         89,902         204,633         79,014
                                   ----------      ----------     ----------

Total Income                        1,236,659         814,532        267,413
                                   ----------      ----------     ----------

Expenses
  Salaries and benefits                16,189              --             --
  Interest expense                     53,012          28,520             --
  Legal and accounting fees            49,525          47,315         15,336
  Corporate management fees            57,360          30,420          7,605
  Printing and supplies                24,633          29,462             --
  Other professional services          35,363          22,088             --
  Other expenses                       44,337          26,206          8,488
                                   ----------      ----------     ----------

Total Expenses                        280,419         184,011         31,429
                                   ----------      ----------     ----------

Income Before Income Taxes            956,240         630,521        235,984
  Federal and state income
    tax benefit (expense)              64,246          (7,902)       (15,216)
                                   ----------      ----------     ----------

Net Income                         $1,020,486      $  622,619     $  220,768
                                   ==========      ==========     ==========

                                                                             Period from
                                                                          December 28, 1995
                                            Year ended March 31,              Through
Statements of Cash Flows                  1998               1997          March 31, 1996
                                      ------------       ------------      --------------
Operating Activities
  Net income                          $  1,020,486       $    622,619       $    220,768
  Adjustments to reconcile net
     income to net cash provided
  by operating activities:
    Depreciation                               553                 --                 --
    Equity in undistributed net
    income of subsidiaries              (1,101,757)          (222,882)          (188,399)
    Earned RRP shares                      110,283             68,604
    Deferred income taxes                      263              9,494             (9,494)
  Decrease (increase) in:
  Accrued interest receivable                7,070              6,821            (13,891)
  Other assets                              82,835           (134,048)          (105,388)
  Increase (decrease) in:
  Accounts payable and accrued
     expenses                              (86,610)            51,944             70,102
  Accrued income taxes                     (90,588)            65,628             24,960
                                      ------------       ------------       ------------
Net Cash Provided (Used) by
  Operating Activities                     (57,465)           468,180             (1,342)
                                      ------------       ------------       ------------
Investing Activities:
  Loan origination to ESOP                      --                 --         (1,058,000)
  Repayment on loan receivable
     from ESOP                              66,125             66,125             66,125
  Purchased equipment                       (6,632)                --                 --
  Purchased Classic Bank                        --                 --         (5,300,676)
  Purchased First National Bank                 --        (10,208,010)                --
  Dividend distribution from
  Classic Bank in excess of
  current year's earnings                       --          5,523,982                 --
  Purchased securities
  available for sale                      (250,000)                --                 --
                                      ------------       ------------       ------------
Net Cash Used by Investing
  Activities                              (190,507)        (4,617,903)        (6,292,551)
                                      ------------       ------------       ------------
Financing Activities
  Net proceeds from common stock
     offering                                   --                 --       $ 11,659,352
  Proceeds from borrowings                      --            700,000                 --
  Repayment of borrowings                 (100,000)           (50,000)                --
  RRP shares purchased                          --           (621,575)                --
  Dividends paid                          (338,965)          (158,287)                --
  Treasury shares purchased               (259,687)               (--)                --
                                      ------------       ------------       ------------

Net Cash Provided (Used) by
  Financing Activities                    (698,652)          (129,862)        11,659,352
                                      ------------       ------------       ------------

Net Increase (Decrease) in Cash
  and Cash Equivalents                    (946,624)        (4,279,585)         5,365,459

Cash and Cash Equivalents at
  Beginning of Year                      1,085,874          5,365,459                 --
                                      ------------       ------------       ------------
Cash and Cash Equivalents at
  End of Year                         $    139,250       $  1,085,874       $  5,365,459
                                      ============       ============       ============

================================================================================
                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
================================================================================

                                 STOCK LISTING

The Company's common stock is traded over the counter and is listed on the Nasdaq Small-Cap Market under the symbol "CLAS." At June 15, 1998, there were 1,299,590 shares of the Company's common stock issued and outstanding and there were 240 holders of record and approximately 790 beneficial holders. The Company's common stock began trading on December 28, 1995. The price range of the Company's common stock for each quarter for fiscal 1997 and fiscal 1998:

===================================          ============                =============             ===============
           FISCAL 1997                           HIGH                         LOW                     DIVIDENDS
===================================          ============                =============             ===============
First Quarter     ..............................$11.375                     $10.375                       N/A

Second Quarter    ..............................$12.125                     $10.375                       N/A

Third Quarter     ..............................$12.125                     $11.250                     $ .06

Fourth Quarter    ..............................$13.875                     $11.625                     $ .07

===================================          ============                =============             ===============
           FISCAL 1998                           HIGH                         LOW                     DIVIDENDS
===================================          ============                =============             ===============
First Quarter     ..............................$15.000                     $12.250                     $ .07

Second Quarter    ..............................$16.250                     $13.750                     $ .07

Third Quarter     ..............................$17.250                     $15.000                     $ .07

Fourth Quarter    ..............................$21.500                     $16.063                     $ .07

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. High, low and closing prices and daily trading volume are reported in most major newspapers. The closing price of the Company's common stock on March 31, 1998 was $20.00.

The Company declared and paid a cash dividend of $.28 per share during fiscal 1998. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiaries, Classic Bank and First National, which are subject to regulations and continued compliance with all regulatory capital requirements. See Note 18 of the Notes to the Consolidated Financial Statements for information regarding limitations of the subsidiaries ability to pay dividends to the Company.

                                 MARKET MAKERS

                            Capital Resources, Inc.
                        Friedman, Billings, Ramsey & Co.
                        Herzog, Heine, Geduld, Inc. Co.
                        J.J.B. Hilliard, W.L. Lyons Co.
                         Tucker Anthony, Inc. Lyons Co.

================================================================================
                             DIRECTORS AND OFFICERS
================================================================================

CLASSIC BANK*

DIRECTORS

   C. CYRUS REYNOLDS
   Chairman of the Board
   Property Valuation Administrator, Boyd County, Kentucky

   DAVID B. BARBOUR
   President and Chief Executive Officer

   EVERETT B. GEVEDON, JR.
   Real Estate Consultant

   ROBERT B. KEIFER, JR.
   Retired Group Vice President,
   Ashland Petroleum, Inc.

   JACK R. PATTERSON
   President,
   General Heating and Air Conditioning, Inc.

   DARRELL HANEY
   President and Chief Executive Officer,
   Hanco Supply, Inc.

   RICHARD C. LAYMAN
   Secretary and Treasurer,
   Ashland Fabricating and Welding Company


OFFICERS

   DAVID B. BARBOUR
   President and Chief Executive Officer

   ROBERT S. CURTIS
   Executive Vice President and Senior Lending Officer

   LISAH M. FRAZIER
   Vice President and Chief Financial Officer

   KEVIN E. ASHLEY
   Vice President

   G. ANDREW GREENE
   Assistant Vice President/Loan Officer

   DEBRA L. MARTIN
   Assistant Vice President

   TERESA L. HALL
   Assistant Vice President

FIRST NATIONAL BANK OF PAINTSVILLE

DIRECTORS

   DAVID B. BARBOUR
   Chairman of the Board

   ROBERT L. BAYES
   President and Chief Executive Officer

   LINDSEY ABLE
   President, Jeffco Oil Company, Inc.

   DEWEY L. BOCOOK, JR.
   President, Bocook Engineering, Inc.,

   ROBERT W. WITTEN
   President, Triple W. Fuels, Inc.
   Operater, Classic Dry Cleaners

   N. ROGER JURICH, M.D.
   Family Practice, Prestonsburg, KY

   WADE H. MAY
   Owner, May's Carpet

   DEBORAH L. TRIMBLE
   Chief Executive Officer,
   Paul B. Hall Regional Medical Center

   PAUL L. WILLIAMS
   Superintendent, Paintsville Independent Schools

   EVERETT B. GEVEDON, JR.
   Real Estate Consultant


OFFICERS

   ROBERT L. BAYES
   President and Chief Executive Officer

   WARREN D. WATTS
   Executive Vice President and Senior Lending Officer

   CLAY D. SPRADLIN
   Senior Vice President and Chief Financial Officer

   KELLY SHEPHERD
   Senior Vice President and Cashier

   CONNIE D. BAYES
   Vice President

   ROBERT DANIEL
   Vice President

   DARLENE MICHELLE MEEK
   Vice President

   TERESA J. HALL
   Assistant Vice President

   HOY C. WITTEN
   Assistant Vice President

   BETTY S. WEBB
   Assistant Cashier

* Jack R. Patterson, Richard C. Layman, and Darrell Haney were appointed to the Board of Directors in April 1998.

**   A. Bruce Addington was appointed to the Board of Directors in April 1998.

================================================================================
                             DIRECTORS AND OFFICERS
================================================================================

CLASSIC BANCSHARES, INC.**

DIRECTORS

   C. CYRUS REYNOLDS
   Chairman of the Board
   Property Valuation Administrator, Boyd County, Kentucky

   DAVID B. BARBOUR
   President and Chief Executive Officer

   ROBERT L. BAYES
   President and Chief Executive Officer,
   First National Bank of Paintsville
   Executive Vice President, Classic Bancshares, Inc.

   JOHN W. CLARK
   President and Chief Executive Officer,
   John W. Clark Oil Co., Inc.

   EVERETT B. GEVEDON, JR.
   Real Estate Consultant

   ROBERT B. KEIFER, JR.
   Retired Group Vice President,
   Ashland Petroleum, Inc.

   DAVID A. LANG
   Kentucky Region Director,
   American Electric Power

   JEFFREY P. LOPEZ, M.D.
   President,
   Ashland Radiation Oncology, Inc.
   and Tri-State Regional Cancer Center

   ROBERT A. MOYER, JR.
   Chairman and Chief Executive Officer,
   RAM Technologies, Inc.

   A. BRUCE ADDINGTON
   Vice President,
   Addington Enterprises, Inc.



OFFICERS

   DAVID B. BARBOUR
   President and Chief Executive Officer

   ROBERT L. BAYES
   Executive Vice President

   ROBERT S. CURTIS
   Senior Vice President

   LISAH M. FRAZIER
   Vice President, Treasurer and Chief Financial Officer

   LYNETTE F. SPEAKS
   Secretary

   LADONNA W. LEMASTER
   Internal Auditor


                                    [PHOTO]

Left to right:  David B. Barbour and
C. Cyrus Reynolds


                                    [PHOTO]

Left to right:  Lisah M. Frazier,
Robert S. Curtis and Robert L. Bayes
C. Cyrus Reynolds

================================================================================
                            STOCKHOLDER INFORMATION
================================================================================

                                CORPORATE OFFICE
                             344 Seventeenth Street
                               Ashland, KY 41101

                                 ANNUAL MEETING
                       The Annual Meeting of Stockholders
               will be held at 3:00 P.M., Eastern Standard Time,
             on July 27, 1998 at the corporate headquarters of RAM
                      Technologies, Inc., 1516 Bath Avenue
                            Ashland, Kentucky 41101

                          ANNUAL REPORT ON FORM 10-KSB
                    A copy of the Company's Annual Report on
                  Form 10-KSB as filed with the Securities and
                      Exchange Commission may be obtained
                     without charge upon written request to
            David B. Barbour, President and Chief Executive Officer,
                           Classic Bancshares, Inc.,
                344 Seventeenth Street, Ashland, Kentucky 41101,
              or by calling (606) 325-4789. The report may also be
                     obtained from EDGAR via the Internet.

                           REGISTRATION/TRANSFER AGENT
                  Communications regarding change of address,
           transfer of stock and lost certificates should be sent to:

                                Fifth Third Bank
                         Corporate Trust Administration
                            38 Fountain Square Plaza
                              Cincinnati, ON 45263

                             INDEPENDENT ACCOUNTANTS
                      Smith, Goolsby, Artis & Reams, P.S.C.
                               1330 Carter Avenue
                               Ashland, KY 41101

                                GENERAL COUNSEL
                               Rose, Short & Pitt
                         Community Trust Bank Building
                                   Suite 1117
                             1544 Winchester Avenue
                               Ashland, KY 41101

                                SPECIAL COUNSEL
                        Silver, Freedman & Taff, L.L.P.
                                 Suite 700 East
                            1100 New York Avenue, NW
                              Washington, DC 2005