Form 10KSB, Exhibit 13
period 1999-03-31
CLASSIC BANCSHARES INC
filed 1999-06-29
CIK 1001627

                               Annual Report 1999

                            CLASSIC BANCSHARES, INC.


                 SELECTED CONSOLIDATED FINANCIAL INFORMATION(1)


                                                                                March 31,
                                                      -----------------------------------------------------------
                                                         1999        1998         1997         1996         1995
                                                      --------     --------     --------     ------       -------
                                                                              (In Thousands)
Selected Financial Condition Data:

Total assets......................................... $142,739     $131,121     $131,554     $66,083      $60,911
Loans receivable, net................................   97,527       90,100       81,728      43,722       35,731
Mortgage-backed securities:
 Held for investment.................................      ---          ---          ---         ---        7,746
 Available for sale..................................    4,479        7,831        7,885       2,840          387
Investment securities:
 Held for investment.................................      ---          ---          ---         ---       12,900
 Available for sale..................................   26,526       19,474       24,390      11,059          ---
Interest-earning deposits............................    1,531        1,541        6,020       6,649        3,196
Deposits.............................................  117,732      104,927      100,519      46,200       48,510
FHLB advances........................................      388          ---        4,750         ---        4,800
Stockholders' equity.................................   20,289       20,407       19,370      19,500        7,386




                                                                           Year Ended March 31,
                                                      ----------------------------------------------------------
                                                          1999        1998         1997        1996         1995
                                                        -------      ------       ------      -------      -----
                                                                              (In Thousands)
Selected Operations Data:

Total interest income................................    $9,822      $9,507       $7,150       $4,414      $3,962
Total interest expense...............................     4,979       4,812        3,603        2,851       2,409
                                                         ------      ------       ------       ------      ------
   Net interest income...............................     4,843       4,695        3,547        1,563       1,553
Provision for loan losses............................       100         158          105          168         133
                                                         ------      ------       ------       ------      ------
   Net interest income after provision for loan
       losses........................................     4,743       4,537        3,442        1,395       1,420
                                                         ------      ------       ------       ------      ------
Fees and service charges.............................       487         344          119           41          31
Gain on sale of securities...........................         4          29           32           36         ---
0ther noninterest income.............................       184         500           68           31           4
                                                         ------      ------       ------       ------      ------
   Total noninterest income..........................       675         873          219          108          35
   Total noninterest expense.........................     4,295       3,994        2,818        1,178         979
                                                         ------      ------       ------       ------      ------
Income before income taxes...........................     1,123       1,416          843          325         476
Income tax expense...................................       238         396          220           32          53
                                                         ------      ------       ------       ------      ------
   Net income........................................    $  885      $1,020       $  623       $  293      $  423
                                                         ======      ======       ======       ======      ======

--------------


(1) Classic Bancshares, Inc. completed its initial public offering on December 28, 1995 and purchased all of the outstanding stock of Classic Bank. As a result, the information above represents the Bank only prior to December 28, 1995. The Company competed the acquisition of First Paintsville Bancshares on September 30, 1996. As a result, the information above for the year ended March 31, 1997 includes information for First National beginning September 30, 1996.


                                                                           Year Ended March 31,
                                                      ----------------------------------------------------------
                                                          1999        1998         1997        1996        1995
                                                        -------      -------      -------    --------     ------

Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of net income to average
      total assets)..................................        .6%         .8%          .6%          .5%         .7%
  Return on equity (ratio of net income to average
      equity)........................................       4.3         5.2          3.2          2.5         5.8
  Interest rate spread (average during period).......       3.1         3.1          2.9          1.6         2.1
  Net interest margin(1).............................       3.8         3.9          3.8          2.5         2.6
  Ratio of noninterest expense to average total
      assets.........................................       3.1         3.0          2.8          1.8         1.6
  Ratio of average interest-earning assets to
      average interest-bearing liabilities...........     118.7       119.3        124.6        119.9       112.5

Quality Ratios:
 Non-performing assets to total assets, at end of
      year(2)........................................        .4          .4           .8           .9         1.4
 Allowance for loan losses to non-performing
      loans(3).......................................     212.1       249.6        111.9         48.1        38.6
 Allowance for loan losses to loans receivable,
      net............................................        .9          .9          1.0           .7          .9

Capital Ratios:
 Equity to total assets at end of period.............      14.2        15.6         14.7         29.5        12.1
 Average equity to average assets....................      14.6        14.9         19.4         18.0        12.2

Other Data:
 Number of Bank full-service offices.................       5           5            3            1           1

---------------


(1)  Net interest income divided by average interest-earning assets.

(2) Non-performing assets include non-accruing loans, accruing loans 90 days or more past due, restructured loans and real estate owned.

(3) Non-performing loans include non-accruing loans, accruing loans 90 days or more past due and restructured loans.

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

         As community-oriented financial institutions, Classic Bank and First National seek to serve the financial needs of communities in their respective market areas. Classic Bank is a federally chartered stock savings bank headquartered in Ashland, Kentucky. Classic Bank currently serves the financial needs of communities in its market area through its office located at 344 Seventeenth Street, Ashland, Kentucky 41101 and two branch offices located in Greenup and Boyd Counties. First National is a nationally chartered bank headquartered in Paintsville, Kentucky. First National serves the financial needs of communities in its market area through its main office located at 240 Main Street, Paintsville, Kentucky 41240 and one branch office also located in Paintsville. The deposits of Classic Bank and First National are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). The Company's business involves attracting deposits from the general public and using such deposits, together with other funds, to originate one- to four-family residential mortgages, commercial business, commercial real estate, consumer, multi-family and construction loans primarily in the market area of its subsidiaries. The Company also invests in mortgage-backed and related securities, investment securities and other permissible investments.

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

         The Company's revenues are derived principally from interest earned on loans and, to a lesser extent, from interest earned on investments and mortgage-backed and related securities. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS, OCC, Federal Reserve and the FDIC. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered. The Company is focusing less on traditional fixed rate mortgage lending and more on other types of lending that are not based primarily on the current market rate.

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

Forward-Looking Statements

         When used in this Annual Report, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward- looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

         The Company does not undertake -- and specifically declines any obligation -- to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Business Strategy

         The Company follows a "community bank" oriented strategy that is designed to provide planned and profitable growth and sustained profitability while maintaining the safety and soundness of the Company. The principal elements of this strategy include (i) continued growth in lower cost deposits, through the offering of transaction and other non-certificate accounts, (ii) the offering of different types of consumer loan products, (iii) the expansion of commercial business and commercial real estate lending operations, (iv) increasing non-interest income through new product offerings and aggressive pricing structures, (v) enhancing delivery channels through traditional branch offices and non-traditional channels through ATM networks and on-line banking,
(vi) the acquisition of other financial institutions to the extent opportunities arise, (vii) continuous review of loan underwriting standards in order to maintain asset quality and (viii) maintenance of a capital position that exceeds regulatory guidelines.

         There are a number of financial and operational implications related to this business strategy. First, commercial business, commercial real estate and consumer loans are generally considered to carry a higher level of credit risk than residential loans. The Company believes it has addressed such risks through product loan underwriting standards and the experience of the Company's senior officers in underwriting such loans. However, there can be no assurance that increased provisions to the loan loss allowance will not be required. A second implication of this business strategy is a reduction in liquidity, although based on the availability of borrowings from the Federal Home Loan Bank of Cincinnati ("FHLB") and other sources, the Company does not believe that it will have any difficulties in meeting its liquidity needs.

         Fiscal 1999 represented a year of continued focus on growth, expansion and the development of a technological infrastructure in order to adapt to divergent customer needs and preferences. The successful opening of two new branch offices in 1998 contributed to a 12.2% increase in deposits and an 8.2% increase in loans. Non-traditional channels were also enhanced by increasing the Company's ATM network from six locations to fourteen locations which serve
Classic Bank and First National customers in Kentucky and West Virginia. To further the expansion of alternate delivery channels, the Company introduced a fully transactional website which allows customers the ability to access their bank accounts, transfer funds, view statement history, apply for loans and pay bills. In addition, the site offers shareholders and potential investors current and relevant information regarding the Company.

         In addition to these advances, the Company experienced growth and expansion through an acquisition. In January 1999, the Company announced its agreement to acquire Citizens Bank, Grayson, located in Grayson, Kentucky. The transaction was valued at $4.5 million with each shareholder of Citizens Bank, Grayson receiving $75 per share in cash. The transaction was completed on May 14, 1999. At the close of the transaction, Citizens Bank, Grayson was merged with and into Classic Bank with Classic Bank as the surviving institution. On the date of closing, Citizens had total assets of approximately $13.4 million and total deposits of $12.0 million. Goodwill created as a result of the acquisition is estimated to be approximately $3.1 million. The addition of this location will enhance the deposit gathering capabilities and lending operations of the Company and allow the Company's franchise to extend in an important and growing market.

         The implementation of expansion and technological advances has provided the Company the opportunity to increase non-certificate, transaction accounts. Transaction accounts increased from $29.8 million at March 31, 1998 to $33.2 million at March 31, 1999. The Company also experienced growth in non-mortgage loan portfolios. During the fiscal year, consumer loans increased by approximately $686,000, commercial real estate loans increased by approximately $1.2 million and commercial business loans increased by $7.8 million. The increase in non-certificate accounts and non-mortgage loans since the implementation of the community bank strategy has resulted in growth in the net interest margin from 2.5% in 1996 to 3.8% in 1999.

Year 2000

         The advent of the year 2000 brings a potentially critical problem to all computers , software and micro-chip dependent systems. Many computer programs use only a two-digit character for the year (1998 would appear only as "98") and thus the computer is unable to distinguish between, for example, the years 1900 and 2000 or 1901 and 2001. Left uncorrected, this situation will result in erroneous data and reports, inability to effectuate electronic funds transfers, and possibly the shut down of entire systems.

         The Company's operations are heavily dependent on information technology systems. As a result, the Company has put much effort in addressing potential problems that could exist with the turn of the century. The Company has also addressed all non-information technology systems. The following summarizes the phases of the Company's Y2K plan:

         Awareness Phase. The Company formally established a Y2K plan and a Y2K committee that is responsible for implementing the plan, determining the resources (including personnel, time and expense estimates) required to complete specific procedures, monitoring progress, establishing time lines and developing contingency plans. This phase is complete.

         Assessment Phase. The Company developed a strategy to determine the size and complexity of the Y2K problem as it relates to the Company. A Y2K risk assessment was completed on each mission critical system to assess the ability of hardware and software to accurately process date sensitive data, including a process specific rating assessing the relative risk of each of these processes.

         The Company's primary lending relationships are with borrowers for 1-4 family residences. However, the Company has contacted commercial customers with a lending relationship greater than $200,000 to determine Y2K readiness. Based on this review, the Company does not anticipate any Y2K issues with regard to its loan portfolio.

         Renovation Phase. The Company's assessment of each mission critical system revealed that new hardware purchases and software upgrades could adequately address Y2K date sensitive applications. These hardware purchases and software upgrades have been delivered and placed into production and entered the validation and testing phase.

         Validation (Testing) Phase. The validation phase is designed to test the ability of hardware and software to accurately process date sensitive data. The Company has completed validation testing of each mission critical system. The testing environment is insulated from production and development environments, therefore, assuring minimal interruption of current operations. No significant Y2K problems have been identified relating to any modified or upgraded mission critical systems. The Company completed this phase as of December 31, 1998.

         Implementation Phase. The Company's plan requires that all required hardware purchases and software upgrades be installed and in production with respect to all mission critical systems during the validation phase.

         The Company has incurred costs of approximately $21,000 for testing its data processing software. These costs are being amortized through March 2000. The Company has also spent costs of approximately $10,000 in new hardware purchases. These costs will be capitalized and depreciated over the period of time allowed by accounting guidelines.

         Contingency Plans. The Company has developed a contingency plan outlining alternative plans if remediation efforts are not successful and has established trigger dates for activating the remediation contingency plan. In addition, a business resumption contingency plan has been implemented, which addresses the potential failure of mission critical systems to achieve Year 2000 readiness. Employee training for contingency plans will be completed by June 30, 1999.

Financial Condition

         March 31, 1999 compared to March 31, 1998. Total assets increased approximately $11.6 million, or 8.8%, from $131.1 million at March 31, 1998 to $142.7 million at March 31, 1999. Loans increased $7.4 million, or 8.2%, from $90.1 million at March 31, 1998 to $97.5 million at March 31, 1999 as a result of aggressive origination efforts and strong loan demand within the Company's market area. Specifically, the Company experienced signigicant growth in commercial business loans. This was the result of management's efforts to fulfill the Company's strategic plan of increasing net interest margin and better mananging interest rate risk. Mortgage-backed securities decreased $3.4 million as a result of sales of $5.0 million and principal repayments of $2.0 million and a decrease in these available for sale securities, offset by purchases of $3.8 million. Investment securities increased $7.0 million from $19.5 million at March 31, 1998 to $26.5 million at March 31, 1999 as a result of purchases of $17.5 million offset by sales, maturities and calls of $10.4 million and a decrease in the market value of these available for sale securities. Cash and other interest earning deposits increased approximately $600,000.

         Deposits increased $12.8 million , or 12.2%, from $104.9 million at March 31, 1998 to $117.7 million at March 31, 1999 as a result of the opening of two new banking offices, new product offerings and increased marketing efforts. Federal funds purchased and securities sold under agreements to repurchase decreased approximately $700,000 from $3.5 million at March 31, 1998 to $2.8 million at March 31, 1999. Federal Home Loan Bank borrowings increased to $388,000 at March 31, 1999 compared to no borrowings at March 31, 1998. Long-term debt of $500,000 at March 31, 1998 was repaid during fiscal 1999 resulting in no long-term debt at March 31, 1999.

         The allowance for loan losses increased approximately $30,000 from $831,000 at March 31, 1998 to $861,000 at March 31, 1999 as a result of a provision for fiscal 1998 of $100,000 offset by net charge-offs of $70,000.

         Stockholder's equity was $20.3 million at March 31, 1999 as compared to $20.4 million at March 31, 1998 as a result of net income for the period of $885,000 offset by stock repurchases of $600,000.

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

Comparison of Operating Results for the Years Ended March 31, 1999
 and March 31, 1998

         Net Income. Net income decreased by $135,000, or 13.5%, from $1.0 million at March 31, 1998 to $885,000 at March 31, 1999. The decrease was due to a decrease in noninterest income of $198,000 and an increase in noninterest expenses of $301,000 which were partially offset by an increase in net interest income of $148,000, a decrease in the provision for loan losses of $58,000, and a decrease in income tax expense of $158,000.

         Net Interest Income. Net interest income increased $148,000, or 3.1%, from $4.7 million at March 31, 1998 to $4.8 million at March 31, 1999 due to an increase in interest income of $315,000 offset by an increase in interest expense of $167,000. The slight increase in interest income was the result of the increase in the average balance of interest-earning assets. The average balance of interest-earning assets increased from $120.7 million for fiscal 1998 to $128.3 million for fiscal 1999. Interest-earning assets increased primarily due to increases in loans and investment securities. The average yield on interest-earning assets was 7.9% at March 31, 1998 compared to 7.7% at March 31, 1999.

         Interest expense increased $167,000 from $4.8 million for fiscal 1998 to $5.0 million for fiscal 1999 primarily as a result of an increase in the average balance of interest-bearing liabilities. The average balance of interest-bearing liabilities increased from $101.2 million at March 31, 1998 to $108.1 million at March 31, 1999. The increase in the average balance of interest-bearing liabilities was due primarily to an increase in the average balance of deposits, specifically savings accounts and interest-bearing demand and certificate accounts, offset by a decrease in the average balance of FHLB borrowings. The average rate paid on interest-bearing liabilities actually decreased from 4.8% at March 31, 1998 to 4.6% at March 31, 1999.

         Provision for Loan Losses. The provision for loan losses decreased by $58,000 from $158,000 for fiscal 1998 to $100,000 for fiscal 1999 based on management's overall assessment of the loan portfolio. The decrease was due primarily to a reduction in net charge-offs during fiscal 1999 compared to fiscal 1998. Management maintains the allowance for loan losses based on the analysis of various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions. Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for loan losses will not be required in future periods. At March 31, 1999, the allowance for loan losses totaled $861,000, or .9% of total loans and 212.1% of non-performing loans. The ratio of the allowance for loan losses to non-performing loans decreased at March 31, 1999 from the level of March 31, 1998 as a result of an increase in non-performing loans from $333,000 at March 31, 1998 to $406,000 at March 31, 1999.

         Noninterest Income. Noninterest income decreased approximately $198,000 from $873,000 for fiscal 1998 to $675,000 for fiscal 1999 due to decreases in the gain on sale of securities of $25,000 and other income of $316,000 partially offset by an increase of $143,000 in service charges and other fees on deposits.
 The decrease in other income was primarily the result of a $371,000 gain recorded in 1998 from the settlement of First National's pension plan offset by an increase in fees earned on the origination of secondary market loans. The increase in service charges and other fees on deposits is the result of new product offerings, an increased deposit base and aggressive pricing strategies.

         Noninterest Expense. Noninterest expense increased approximately $301,000, or 7.5%, from approximately $4.0 million for the year ended March 31, 1998 to approximately $4.3 million for the year ended March 31, 1999. Compensation and benefit expenses increased $167,000 from $1.8 million for the year ended March 31, 1998 to $2.0 million for the year ended March 31, 1999 due primarily to the net increase in the number of employees as a result of the additional banking offices. During fiscal 1999, the Company restructured its Employee Stock Ownership Plan by extending the term of the loan from 15.5 to 26 years. Partially as a result, ESOP expense decreased from approximately $133,000 for fiscal 1998 to $78,000 for fiscal 1999. The reduction in these costs offset in part the increased compensation and benefit costs as a result of staffing the new banking offices.

         Occupancy and equipment expense increased approximately $46,000 from $554,000 for 1998 to $600,000 for 1999. The increase was due to increased occupancy expenses as a result of the additional banking offices.

         Other general and administrative expenses increased approximately $88,000 for fiscal 1999. Specific increases included are an increase in telephone expense of $18,000 due to the additional banking offices and improvements in various technology, an increase in ATM expense of $32,000 due to the increased number of locations, an increase in advertising expense of $12,000 due to the introduction of new product lines and the opening of the additional banking locations, and increases in other expenses of $26,000 due to the introduction of the on-line banking product.

         Income Tax Expense. Income tax expense decreased $158,000 due to a lower income before income taxes of $293,000 and an increase in tax exempt income during the year.


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

         Provision for Loan Losses. The provision for loan losses increased by $53,000 from $105,000 for fiscal 1997 to $158,000 for fiscal 1998 based on management's overall assessment of the loan portfolio. The increase was due primarily to the inclusion of First National's provision for the entire fiscal 1998 compared to only six months of fiscal 1997. Management maintains the allowance for loan losses based on the analysis of various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions. Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for loan losses will not be required in future periods. At March 31, 1998, the allowance for loan losses totaled $831,000, or
 .9% of total loans and 249.6% of non-performing loans. The ratio of the allowance for loan losses to non-performing loans increased at March 31, 1998 from the level of March 31, 1997 as a result of a decrease in non-performing loans from $565,000 at March 31, 1997 to $333,000 at March 31, 1998.

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

         Noninterest Expense. Noninterest expense increased approximately $1.2 million, or 42.9%, from approximately $2.8 million for the year ended March 31, 1997 to approximately $4.0 million for the year ended March 31, 1998. Compensation and benefit expenses increased $780,000 from $1.1 million for the year ended March 31, 1997 to $1.8 million for the year ended March 31, 1998 due to the net increase in the number of employees as a result of the additional banking offices and the inclusion of First National's expenses for the entire twelve month period in the current year compared to only six months of expenses in the prior year.

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

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. All average balances are monthly average balances. No tax equivalent adjustments were made. Non-accruing loans have been included in the table as loans carrying a zero yield. Included in interest income on loans are loan fees and other charges on loans totaling $144,000, $169,000, and $104,000 for the years ended March 31, 1999, 1998 and 1997, respectively.


                                                                           Year Ended March 31,
                                          -----------------------------------------------------------------------------------------
                                                      1999                          1998                             1997
                                          ----------------------------  -----------------------------  ----------------------------
                                            Average   Interest             Average    Interest           Average    Interest
                                          Outstanding  Earned/  Yield/  Outstanding   Earned/  Yield/  Outstanding  Earned/  Yield/
                                            Balance     Paid     Rate      Balance      Paid    Rate     Balance     Paid     Rate
                                          ----------- --------  ------  -----------   -------- ------  -----------  -------  ------
                                                                      (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1)...................... $ 94,501    $7,893     8.4%     $ 88,074    $7,415    8.4%   $63,606     $5,224     8.2%
 Mortgage-backed securities...............    7,021       399     5.7         8,653       550    6.4      4,961        329     6.6
 Investment securities....................   23,186     1,333     5.7        21,388     1,384    6.5     16,910      1,146     6.8
 Interest-earning deposits................      356        12     3.4           405        18    4.4      2,781        170     6.1
 Federal funds sold.......................    1,899        93     4.9         1,029        59    5.7      4,353        223     5.1
 FHLB stock and FRB stock.................    1,345        92     6.8         1,165        81    7.0        813         58     7.1
                                          ---------    ------              --------    ------           -------     ------
  Total interest-earning assets(1)         $128,308     9,822     7.7      $120,714     9,507    7.9    $93,424      7,150     7.7
                                           ========    ------              ========    ------           =======     ------

Interest-Bearing Liabilities:
 Savings accounts and interest-
  bearing demand........                   $ 24,569       713     2.9      $ 20,149       581    2.9    $11,544        331     2.9
 Money market deposits....................    7,419       208     2.8         7,847       235    3.0      6,893        204     3.0
 Certificate accounts.....................   70,778     3,775     5.3        62,876     3,398    5.4     49,382      2,683     5.4
 FHLB advances............................    1,797        85     4.7         5,813       339    5.8      4,079        223     5.5
 Other short-term borrowings..............    3,112       164     5.3         3,906       206    5.3      2,721        134     4.9
 Long-term debt...........................      399        34     8.5           613        53    8.6        340         28     8.2
                                           --------    ------              --------    ------           -------     ------
  Total interest-bearing liabilities...... $108,074     4,979     4.6      $101,195     4,812    4.8    $74,959      3,603     4.8
                                           ========    ------              ========    ------           =======     ------

Net interest income.......................             $4,843                          $4,695                       $3,547
                                                       ======                          ======                       ======
Net interest rate spread..................                        3.1%                           3.1%                          2.9%
                                                                  ===                            ===                           ===
Net earning assets........................  $20,234                         $19,519                     $18,465
                                            =======                         =======                     =======
Net yield on average interest-earning
 assets.........                                                  3.8%                           3.9%                          3.8%
                                                                  ===                            ===                           ===
Average interest-earning assets to
 average interest-bearing liabilities.....               1.19x                          1.19x                        1.25x
                                                         ====                           ====                         ====


--------------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

         The following table presents the weighted average rate earned on loans, investments and other interest-earning assets, and the weighted average rates paid on deposits and the resultant interest rate spread at the date indicated.


                                                                           March 31, 1999
                                                                           --------------
Weighted average rate:
 Loans receivable..........................................................       8.4%
 Mortgage-backed securities................................................       6.0
 Investment securities.....................................................       5.8
 FHLB stock and FRB stock..................................................       7.0
 Other interest-earning assets ............................................       4.6
   Combined weighted average yield on interest-earning assets..............       7.8

Weighted average rate paid on:
 Savings accounts and interest-bearing demand..............................       2.6
 Money market accounts.....................................................       3.2
 Certificate accounts......................................................       5.1
 Federal funds purchased and repurchase agreements.........................       4.7
 FHLB borrowings...........................................................       6.4
 Term Treasury Tax & Loan deposits.........................................       4.6
   Combined weighted average rate paid on interest-bearing liabilities.....       4.4

Interest rate spread.......................................................       3.4


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



                                                                Year Ended March 31,
                                        -------------------------------------------------------------------
                                                  1999 vs. 1998                         1998 vs. 1997
                                        --------------------------------   --------------------------------
                                         Increase (Decrease)                Increase (Decrease)
                                               Due to           Total             Due to           Total
                                         ------------------    Increase     ------------------    Increase
                                           Volume     Rate    (Decrease)      Volume     Rate    (Decrease)
                                           ------     ----    ----------      ------     ----    ----------
                                                               (Dollars in Thousands)
Interest-earning assets:
   Loans receivable.....................   $ 540     $  (62)    $  478       $2,014      $ 177      $2,191
   Mortgage-backed securities...........     (91)       (60)      (151)         238        (17)        221
   Investment securities................     119       (170)       (51)         302        (64)        238
   Other ...............................      56        (17)        39         (290)        (3)       (293)
                                           -----     -------    ------       ------      -----      ------

       Total interest-earning assets....   $ 624     $ (309)    $  315       $2,264      $  93      $2,357
                                           =====     =======    ======       ======      =====      ======

Interest-bearing liabilities:
   Savings accounts and interest bearing
     demand.............................   $ 128     $    4     $  132       $  250      $ ---      $  250
   Money market accounts................     (12)       (15)       (27)          31        ---          31
   Certificate accounts.................     421        (44)       377          715        ---         715
   FHLB advances........................    (200)       (54)      (254)          98         18         116
   Other short-term borrowings..........     (42)        --        (42)          57         15          72
   Long-term debt.......................     (18)        (1)       (19)          22          3          25
                                           ------    -------     -----       ------      -----      ------

      Total interest-bearing liabilities   $ 277     $ (110)     $ 167       $1,173      $  36      $1,209
                                           =====     =======     =====       ======      =====      ======

Net interest income.....................                         $ 148                              $1,148
                                                                 =====                              ======


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

         The Company is also subject to interest rate risk to the extent that the value of its net assets fluctuates with interest rates. In general, the value of most of the Company's assets decline in the event of an increase in interest rates although management continues to focus on the acquisition of variable rate loans and deposit products with institution controlled interest rates thereby decreasing interest rate risk.

         The Company has an Asset/Liability Committee, comprised of the Company's chief executive officer, executive vice-president, chief financial officer, and two non-employee directors which meets periodically to review the Company's interest rate risk position and product mix and to make recommendations for adjustments to the Company's Board of Directors. Management also monitors the Company's interest rate risk position on a monthly basis and also reviews the Company's portfolio, earnings, liquidity, asset quality, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Board's objectives in the most effective manner.

         The Company has an asset/liability management policy. The principal goals of this policy are to enhance the Company's net interest margin while managing its interest rate position. Depending upon market conditions, the Company may place more emphasis on enhancing the net interest margin rather than matching the interest rate sensitivity of the Company's assets and liabilities. As a result and in view of the need to enhance the Company's interest rate spread, and management's efforts to more effectively manage the Company's interest rate risk in the future, the Company's results of operations and net portfolio values remain vulnerable to increases in interest rates and declines in the difference between long- and short-term interest rates.

         The principal elements of the asset/liability management policy are as follows. First, the Company requires that ARM loans be indexed to changes in rates paid on U.S. Treasury securities rather than one of the Cost of Funds Indices. Management believes that U.S. Treasury securities are significantly more interest rate sensitive than the Cost of Funds Indices and that therefore, ARMs indexed to such securities will be more interest rate sensitive than ARM loans originated by the Company in the past. Second, management intends to continue to increase the Company's commercial business, consumer and commercial real estate loans, subject to market conditions. In general, such loans carry shorter terms to maturity and/or repricing, are more interest rate sensitive and generate higher levels of noninterest income than most of the Company's current assets. Third, management has used marketing and other initiatives to increase the Company's transaction and other non-certificate deposit accounts as evidenced by an increase of $3.4 million from March 31, 1998 to March 31, 1999. Management believes that such accounts generally carry lower costs and are more interest rate resistant than the Company's certificates of deposit. There can be no assurance as to whether or when any or all of the elements of the asset/liability management program will be successfully implemented.

         Net Portfolio Value ("NPV") analysis provides a quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts under different interest rate environments. The following table sets forth, as of March 31, 1999, the estimated changes in the Company's NPV (i.e., the present value of expected cash flows from assets, liabilities and off-balance sheet contracts) in the event of the specified instantaneous changes in interest rates.


                               Net Portfolio Equity
   Change in
Interest Rates                                Amount of         Percent of
(Basis Points)        Estimated NPV            Change             Change
---------------       -------------           ---------         ----------
                              (Dollars in Thousands)

     +400               $11,156               $-11,057              -50%
     +300                13,803                 -8,410              -38
     +200                16,557                 -5,656              -26
     +100                19,383                 -2,830              -13
        0                22,213
     -100                25,185                  2,972              +13
     -200                28,639                  6,426              +29
     -300                33,008                 10,795              +49
     -400                38,017                 15,804              +71

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

Liquidity and Capital Resources

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

         The primary investing activities of the Company are originating loans and, to a lesser extent, purchasing mortgage-backed and investment securities. During the fiscal years ended March 31, 1999, 1998 and 1997, mortgage loan originations totaled $44.5 million, $45.2 million and $24.5 million, respectively. Purchases of mortgage-backed and investment securities totaled $21.3 million, $9.4 million and $15.7 million during each of the fiscal years ended March 31, 1999, 1998 and 1997, respectively. A substantial portion of loan originations and purchases of mortgage-backed securities and other investments were funded by proceeds of loan repayments, the maturity or sale of securities, and FHLB advances.

         The primary financing activities of the Company are deposits and, to a lesser extent, borrowings. During the fiscal years ended March 31, 1999, 1998 and 1997, the Company experienced an increase in deposits of $12.8 million, $4.4 million and $54.3 million. Certificates of deposits as of March 31, 1999 maturing withing one year total $61.0 million. During the fiscal years ended March 31, 1999, 1998 and 1997, the Company's net financing activity (proceeds less repayments) with the FHLB totaled $388,000, $0 and $4.8 million, respectively.

         The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At March 31, 1999, cash and cash equivalents totaled $4.5 million.

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

         The Company anticipates that it will have sufficient funds available to meet current loan commitments. At March 31, 1999, the Company had outstanding loan commitments totaling $11.0 million.

         As a federally chartered savings bank, Classic is required to maintain a minimum level of regulatory capital. As a nationally chartered bank, First National is subject to the capital regulation of the OCC. At March 31, 1999, Classic and First National exceeded all of their capital requirements on a fully phased-in basis. See Note 17 to the Notes to the Consolidated Financial Statements for information regarding regulatory capital levels and requirements for each institution.

Impact of New Accounting Standards

         See Note 1 of the Notes to the Consolidated Financial Statements for information regarding the effect of implementing new accounting standards.

Impact of Inflation and Changing Prices

         The Company's Consolidated Financial Statements and Notes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation can be found in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the financial assets to the financial liabilities in its asset/liability management will tend to minimize the change of interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services.

                                      xviii

                           REPORT OF AUDIT

                       CLASSIC BANCSHARES, INC.
                           AND SUBSIDIARIES

                           ASHLAND, KENTUCKY

                            MARCH 31, 1999

                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES

                   Index to Consolidated Financial Statements




INDEPENDENT AUDITOR'S REPORT...............................................3

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
  AS OF MARCH 31, 1999 AND 1998............................................4

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
  ENDED MARCH 31, 1999, 1998 AND 1997......................................5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
  FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997........................6-7

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
  EQUITY FOR THE YEARS ENDED MARCH 31, 1999, 1998
  AND 1997.................................................................8

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
  YEARS ENDED MARCH 31, 1999, 1998 AND 1997................................9-10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................11-46

                                             R. MILTON GOOLSBY, C.P.A.
Smith, Goolsby,                                JOHN W. ARTIS, C.P.A.
Artis & Reams, P.S.C.                          C. ALAN REAMS, C.P.A.
                                             LARRY J. WITHERS, C.P.A.
                                            STEPHEN W. KANOUSE, C.P.A.
                                             DELMAR H. FRALEY, C.P.A.
                                            RODNEY M. ROBINETTE, C.P.A.
                                                    -----------

                                             G. DALE SWENTZEL, C.P.A.
                                             STUART T. BLEVINS, C.P.A.
                                              DAVID K. WHALEY, C.P.A.
                                             SHARON K. KRETZER, C.P.A.
                                             THERESA C. LYONS, C.P.A.


CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 551 1330 CARTER AVE.
ASHLAND, KENTUCKY  41105-0551
(606) 329-1171  FAX (606) 325-0590

Board of Directors
Classic Bancshares, Inc. and Subsidiaries
Ashland, Kentucky

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated statements of financial condition of Classic Bancshares, Inc. and Subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Classic Bancshares, Inc. and Subsidiaries, as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.



/s/ Smith, Goolsby, Artis & Reams, P.S.C.

Ashland, Kentucky
May 14, 1999

                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             MARCH 31, 1999 AND 1998


                                                          1999           1998
                                                     ------------    ------------
ASSETS
  Cash and due from banks                            $  2,955,422    $  2,383,995
  Interest-bearing deposits with banks                    132,826         116,846
  Federal funds sold and securities
   purchased under agreements to resell                 1,397,908       1,131,414
  Certificates of deposit in other
   financial institutions                                      --         293,000
  Securities available for sale                        25,141,436      18,176,807
  Mortgage-backed and related securities
   available for sale                                   4,479,136       7,830,714
  Loans, net of allowance for loan losses
   of $860,658 in 1999 and $830,535 in 1998            97,527,492      90,100,000
  Real estate acquired in the settlement
   of loans                                               225,590         229,390
  Accrued interest receivable                             951,877         851,767
  Federal Home Loan Bank and Federal
   Reserve Bank stock                                   1,384,450       1,297,150
  Premises and equipment, net                           4,523,720       4,468,002
  Cost in excess of fair value of net
   assets acquired, net of accumulated
   amortization                                         2,779,349       2,902,869
  Other assets                                          1,239,835       1,338,572
                                                     ------------    ------------

Total assets                                         $142,739,041    $131,120,526
                                                     ============    ============

LIABILITIES
  Non-interest bearing demand deposits               $  9,600,258    $ 10,152,498
  Savings, NOW, and money market demand deposits       35,674,021      30,333,654
  Other time deposits                                  72,457,492      64,440,515
                                                     ------------    ------------
         Total deposits                               117,731,771     104,926,667

  Federal funds purchased and securities
   sold under agreements to repurchase                  2,817,154       3,521,799
  Advances from Federal Home Loan Bank                    387,739              --
  Other short-term borrowings                              84,578         273,697
  Accrued expenses and other liabilities                  428,065         402,090
  Accrued interest payable                                418,642         390,409
  Accrued income taxes                                     45,134              --
  Long-term debt                                               --         550,000
  Deferred income taxes                                   536,978         648,802
                                                     ------------    ------------

Total liabilities                                     122,450,061     110,713,464
                                                     ------------    ------------


Commitments

STOCKHOLDERS' EQUITY
  Preferred stock $.01 par value; authorized,
   100,000 shares - none issued                                --              --
  Common stock $.01 par value; authorized
   1,700,000 shares; issued and outstanding,
   1,322,500 shares                                        13,225          13,225
  Additional paid-in capital                           12,806,544      12,753,789
  Retained earnings, substantially restricted           9,362,668       8,853,606
  Accumulated other comprehensive income                   83,977         287,171
  Unearned ESOP shares                                   (785,150)       (834,970)
  Unearned RRP shares                                    (294,332)       (371,879)
  Treasury stock, at cost                                (897,952)       (293,880)
                                                     ------------    ------------

Total stockholders' equity                             20,288,980      20,407,062
                                                     ------------    ------------

Total liabilities and stockholders' equity           $142,739,041    $131,120,526
                                                     ============    ============


NOTE: The accompanying   notes  are  an  integral  part  of  these  consolidated
      financial statements.


                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED MARCH 31, 1999, 1998 AND 1997


                                                        1999            1998            1997
                                                     ----------      ----------      ----------
INTEREST INCOME
   Loans                                             $7,892,250      $7,414,430      $5,223,732
   Securities                                         1,425,360       1,384,484       1,203,541
   Mortgage-backed securities                           399,033         550,442         329,010
   Federal funds sold and securities
     purchased under agreements to resell                93,208          59,425         222,718
   Other interest                                        11,939          98,529         170,645
                                                     ----------      ----------      ----------
     Total interest income                            9,821,790       9,507,310       7,149,646
                                                     ----------      ----------      ----------

INTEREST EXPENSE
   Deposits                                           4,695,839       4,213,728       3,217,704
   Federal Home Loan Bank advances                       84,987         343,630         222,806
   Federal funds purchased and securities
     sold under repurchase agreements                   154,349         194,219         129,751
   Long-term debt                                        33,778          52,955          28,520
   Other short-term borrowings                            9,678           7,454           4,295
                                                     ----------      ----------      ----------
     Total interest expense                           4,978,631       4,811,986       3,603,076
                                                     ----------      ----------      ----------

     Net interest income                              4,843,159       4,695,324       3,546,570

   Provision for loss on loans                          100,000         157,500         105,000
                                                     ----------      ----------      ----------

     Net interest income after
     provision for loss on loans                      4,743,159       4,537,824       3,441,570
                                                     ----------      ----------      ----------

NONINTEREST INCOME
   Service charges                                      486,899         344,295         118,646
   Gain on sale of securities                             3,904          29,167          32,245
  Gain from settlement of pension plan                       --         370,622              --
   Other income                                         184,496         128,731          68,273
                                                     ----------      ----------      ----------
     Total noninterest income                           675,299         872,815         219,164
                                                     ----------      ----------      ----------

NONINTEREST EXPENSES
   Employee compensation and benefits                 1,997,217       1,830,387       1,050,870
   Occupancy and equipment expense                      600,577         554,302         284,893
   Federal deposit insurance premiums                    37,082          33,923         401,430
   Advertising                                          145,180         142,047          71,687
   Data processing                                      153,044         133,715         187,659
   Franchise taxes                                      128,640         137,728          50,822
   Directors fees and benefits                          122,154         116,823          91,724
   Amortization of goodwill                             123,520         123,520          61,590
   Stationary and supplies                              110,193         104,334          63,069
   Other operating expenses                             877,584         817,158         553,978
                                                     ----------      ----------      ----------
     Total noninterest expense                        4,295,191       3,993,937       2,817,722
                                                     ----------      ----------      ----------

INCOME BEFORE INCOME TAXES                            1,123,267       1,416,702         843,012
--------------------------

   Income tax expense                                   237,943         396,216         220,393
                                                     ----------      ----------      ----------

NET INCOME                                           $  885,324      $1,020,486      $  622,619
----------                                           ==========      ==========      ==========

   Basic earnings per share                          $      .75      $      .87      $      .52
                                                      =========       =========      ==========
   Diluted earnings per share                        $      .72      $      .83      $      .51
                                                      =========       =========      ==========


NOTE: The accompanying notes are an integral part of these consolidated financial statements.

                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                    YEARS ENDED MARCH 31, 1999, 1998 AND 1997


                                                            1999           1998           1997
                                                          --------       ---------      --------

Net Income                                                $885,324       $1,020,486     $622,619
                                                          --------       ----------     --------

  Other comprehensive income, net of tax:
    Unrealized holding gains (losses) on
       securities during the period, net
       of tax                                             (210,470)         374,939     (123,617)

    Reclassification   adjustments  for
       realized  gains  (losses)  included  in
       earnings, net of tax of
       $1,225, $9,917 and $10,963 for 1999, 1998,
       and 1997, respectively                               (2,678)         (19,200)     (21,282)

    Minimum pension liability adjustment
       net of tax of $5,128, $733 and
       $733 for 1999, 1998, and 1997,
       respectively                                          9,954            1,422        1,422
                                                          --------       ----------     --------
  Other comprehensive income                              (203,194)         357,161     (143,477)
                                                          --------       ----------     --------

Comprehensive income                                      $682,130       $1,377,647     $479,142
                                                          ========       ==========     ========
Accumulated other comprehensive income                    $ 83,977       $  287,171     $(69,990)
                                                          ========       ==========     ========


NOTE: The accompanying notes are an integral part of these consolidated financial statements.


                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997

                                                               ADDITIONAL                     UNEARNED
                                                                PAID-IN        RETAINED         ESOP
                                               COMMON STOCK     CAPITAL        EARNINGS        SHARES
                                               ------------   -----------    ----------      -----------


Balances, April 1, 1996                          $13,225      $12,710,898    $7,707,753      ($1,005,100)

  Net income for the year ended
   March 31, 1997                                                               622,619
  Cash dividends paid ($.13 per
   share)                                                                      (158,287)
  ESOP shares earned                                               15,213                         86,440
  Shares  repurchased  for  Recognition
   and Retention Plan - 52,900 shares,  of
   which 2,550 shares were unallocated at
   March 31, 1997 ($11.75 per share)                              (36,953)
  RRP shares earned
  Change in minimum pension liability
   adjustment
  Changes in unrealized gain (loss) on
   available for sale securities, net
   of applicable deferred income taxes
   of $74,644                                     ______       __________    __________       __________


Balances, March 31, 1997                          13,225       12,689,158     8,172,085         (918,660)

  Net income for the year ended March 31,
   1998                                                                       1,020,486
  Cash dividends paid ($.28 per share)                                         (338,965)
  ESOP shares earned                                               49,796                         83,690
  RRP shares earned
  RRP shares forfeited                                                337
  Tax benefit from RRP                                             14,498
  Purchased 20,000 treasury shares
  Change in minimum pension liability
   adjustment
  Change in unrealized gain (loss) on
   available for sale securities net
   of applicable deferred income taxes of
   $183,259                                       ______       __________    __________        _________


Balances, March 31, 1998                          13,225       12,753,789     8,853,606         (834,970)

  Net income for the year ended March 31,
   1999                                                                         885,324
  Cash dividends paid ($.31 per share)                                         (376,262)
  ESOP shares earned                                               28,198                         49,820
  RRP shares earned
  RRP shares granted                                                4,742
  Tax benefit from RRP                                             19,815
  Purchased 43,894 treasury shares
  Change in minimum pension liability
   adjustment
  Change in unrealized gain (loss) on
   available for sale securities net
   of applicable deferred income taxes of
   $109,804                                      _______      ___________    __________       _________


Balances, March 31, 1999                         $13,225      $12,806,544    $9,362,668       $(785,150)
                                                 =======      ===========    ==========       =========


                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997 (CONTINUED)

                                                                                                   NET UNREALIZED
                                                                   MINIMUM                         GAIN (LOSS) ON
                                                  UNEARNED         PENSION                           SECURITIES
                                                    RRP           LIABILITY         TREASURY         AVAILABLE
                                                   SHARES        ADJUSTMENT           STOCK           FOR SALE        TOTAL
                                                   ------        ----------           -----       --------------   ----------

Balances, April 1, 1996                                           ($12,798)                          $86,285      $19,500,263

  Net income for the year ended
   March 31, 1997                                                                                                     622,619
  Cash dividends paid ($.13 per
   share)                                                                                                            (158,287)
  ESOP shares earned                                                                                                  101,653
  Shares  repurchased  for  Recognition
   and Retention Plan - 52,900 shares,  of
   which 2,550 shares were unallocated at
   March 31, 1997 ($11.75 per share)              (554,659)                          (29,963)                        (621,575)
  RRP shares earned                                 68,604                                                             68,604
  Change in minimum pension liability
   adjustment                                                        1,422                                              1,422
  Changes in unrealized gain (loss) on
   available for sale securities, net
   of applicable deferred income taxes
   of $74,644                                    _________         _______         _________        (144,899)        (144,899)
                                                                                                    --------       ----------

Balances, March 31, 1997                          (486,055)        (11,376)          (29,963)        (58,614)      19,369,800

  Net income for the year ended March 31,
   1998                                                                                                             1,020,486
  Cash dividends paid ($.28 per share)                                                                               (338,965)
  ESOP shares earned                                                                                                  133,486
  RRP shares earned                                110,283                                                            110,283
  RRP shares forfeited                               3,893                            (4,230)                              --
  Tax benefit from RRP                                                                                                 14,498
  Purchased 20,000 treasury shares                                                  (259,687)                        (259,687)
  Change in minimum pension liability
   adjustment                                                        1,422                                              1,422
  Change in unrealized gain (loss) on
   available for sale securities net
   of applicable deferred income taxes of
   $183,259                                                                                          355,739          355,739
                                                 ---------         -------         ---------         -------       ----------

Balances, March 31, 1998                          (371,879)         (9,954)         (293,880)        297,125       20,407,062

  Net income for the year ended March 31,
   1999                                                                                                               885,324
  Cash dividends paid ($.31 per share)                                                                               (376,262)
  ESOP shares earned                                                                                                   78,018
  RRP shares earned                                114,132                                                            114,132
  RRP shares granted                               (36,585)                           31,843                               --
  Tax benefit from RRP                                                                                                 19,815
  Purchased 43,894 treasury shares                                                  (635,915)                        (635,915)
  Change in minimum pension liability
   adjustment                                                        9,954                                              9,954
  Change in unrealized gain (loss) on
   available for sale securities net
   of applicable deferred income taxes of
   $109,804                                                                                         (213,148)        (213,148)
                                                 ---------          ------         ---------        --------       ----------

Balances, March 31, 1999                         ($294,332)         $   --         ($897,952)       $ 83,977      $20,288,980
                                                 =========          ======         =========         =======       ==========




NOTE: The accompanying notes are an integral part of these consolidated financial statements.


                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997


                                                              1999           1998           1997
                                                          ------------    -----------    ----------
OPERATING ACTIVITIES
  Net income                                              $    885,324    $ 1,020,486    $  622,619
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
     Depreciation and amortization                             491,818        423,166       196,515
     Provision for loan losses                                 100,000        157,500       105,000
     Provision for loss on foreclosed
       real estate                                                  --         50,000        43,500
     Loss (gain) on sale of mortgage-
       backed securities                                        39,396          7,392        22,664
     Loss (gain) on sale of investment
       securities                                              (43,300)       (36,559)      (54,909)
     Net amortization (accretion) of
       mortgage-backed and investment securities                87,841         27,756        31,564
     Federal Home Loan Bank stock
       dividend                                                (73,200)       (68,200)      (52,200)
     Deferred income tax expense
       (benefit)                                                 4,313       181,456         66,942
     Loss (gain) on sale of foreclosed
       real estate                                              (7,465)      (34,354)         1,377
     Loss on disposal of equipment and software                     --        53,053             --
     Gain on pension plan settlement                                --      (370,622)            --
     ESOP shares earned                                         78,018       133,486        101,653
     RRP shares earned                                         114,132       110,283         68,604
     Amortization of goodwill                                  123,520       123,520         61,590
  Decrease (increase) in:
    Accrued interest receivable                               (100,110)     (161,581)        51,406
    Other assets                                                51,692        91,409        141,976
  Increase (decrease) in:
    Accrued interest payable                                    28,233       172,678        (74,269)
    Accrued income taxes                                        45,134       (90,588)        90,588
    Other liabilities                                           19,642       114,254       (175,062)
                                                           -----------    ----------     ----------

         Net Cash Provided by Operating
          Activities                                         1,844,988     1,904,535      1,249,558
                                                           -----------    ----------     ----------

INVESTING ACTIVITIES
  Investment securities:
    Available for sale:
      Proceeds from sales, maturities and calls             10,338,714    12,709,539     14,405,708
      Purchased                                            (17,536,505)   (7,024,383)   (10,606,627)
  Mortgage-backed securities:
    Available for sale:
      Proceeds from sale                                     5,035,427     1,004,375      3,230,925
      Principal payments                                     1,982,271     1,285,360        265,709
      Purchased                                             (3,839,845)   (2,182,572)    (5,044,048)
  Purchased Federal Home Loan Bank stock                       (14,100)      (22,800)            --
  Purchased Federal Reserve Bank stock                              --      (190,750)            --
  Loan originations and principal payments, net             (7,610,033)   (8,581,515)   (10,331,284)
  Certificates of deposit with other banks:
    Proceeds from maturities                                   293,000            --        290,000
  Proceeds from sale of foreclosed real estate                  93,806       143,000         16,000
  Purchased premises and equipment                            (434,960)   (1,560,273)    (1,078,086)
  Proceeds from sale of equipment and fixtures                      --        33,950             --
  Purchased software                                           (35,764)      (89,838)      (131,844)
  Cash and cash equivalents acquired
    in purchase of Bank subsidiary in
    excess of cash invested                                         --            --      4,411,002
                                                           -----------    ----------     ----------

         Net Cash Used by Investing
          Activities                                       (11,727,989)   (4,475,907)    (4,572,545)
                                                           -----------    ----------     ----------


                    CLASSIC BANCSHARES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED MARCH 31, 1999, 1998 AND 1997
                                   (Continued)

                                                              1999           1998            1997
                                                          ------------    -----------    ------------
FINANCING ACTIVITIES
    Net change in deposits                                $12,805,104      $ 4,407,194    $ 1,479,663
    Federal Home Loan Bank borrowings                      20,547,000       25,507,000     18,200,000
    Repayment of Federal Home Loan
      Bank borrowings                                     (20,159,261)     (30,257,000)   (13,450,000)
    Long-term borrowings                                           --               --        700,000
    Repayment of long-term borrowings                        (550,000)        (100,000)       (50,000)
    Decrease in federal funds purchased
      and securities sold under
      agreements to repurchase                               (704,645)      (1,433,967)      (327,477)
    Decrease in term treasury tax and
      loan borrowings                                        (189,119)        (155,257)      (138,490)
    Shares purchased for RRP                                       --               --       (621,575)
    Dividends paid                                           (376,262)        (338,965)      (158,287)
    Sale of common stock, net of costs                                                             --
    Treasury shares purchased                                (635,915)        (259,687)            --
                                                           ----------       ----------    -----------

         Net Cash Provided (Used) by Financing
          Activities                                       10,736,902       (2,630,682)     5,633,834
                                                           ----------       ----------    -----------

Net Change in Cash and Cash Equivalents                       853,901       (5,202,054)     2,310,847

Cash and Cash Equivalents, Beginning
    of Year                                                 3,632,255        8,834,309      6,523,462
                                                           ----------       ----------    -----------

 Cash and Cash Equivalents, End of Year                   $ 4,486,156       $3,632,255    $ 8,834,309
                                                           ==========       ==========    ===========

Additional Cash Flows and Supplementary
 Information
    Cash paid during the year for:
      Interest on deposits and borrowings                 $ 1,086,800       $1,728,553    $ 1,113,691
      Income taxes                                        $   140,837       $  321,472         62,862
    Assets acquired in settlement of
      loans                                               $    82,541       $   51,700    $    37,904
    Net unrealized gain (loss) on
      securities available-for-sale                       $   213,148       $  355,739    $  (144,899)
    Liabilities assumed and cash paid in
      acquisition of First Paintsville
      Bancshares                                                   --               --    $69,660,895
    Fair value of assets received                                  --               --    $66,572,916
    Amount assigned to goodwill                                    --               --    $ 3,087,979


NOTE: The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       Organization

                  Classic Bancshares, Inc. (the "Corporation") was organized as a savings and loan holding company primarily for the purpose of acquiring and owning all of the outstanding common stock of Classic Bank (formerly Ashland Federal Savings Bank).

                  As more fully described in Note 2, on September 30, 1996, Classic Bancshares, Inc. became a bank holding company upon its acquisition of 100% of the outstanding common stock of First National Bank of Paintsville (First National).

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

                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         B.       Principles of Consolidation

                  The consolidated financial statements include the accounts of the Corporation and the Banks. All significant intercompany balances and transactions have been eliminated.

         C.       Investment Securities and Mortgage-Backed and Related
                  Securities

                  The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investment securities be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held-to-maturity are carried at amortized cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available-for-sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. Investment and mortgage-backed securities are classified according to management's intent upon acquisition. The Corporation's stockholders' equity reflected net unrealized gains of $83,977 and $297,125 at March 31, 1999, and 1998, respectively. Realized gains and losses on sales of securities are recognized using the specific identification method.

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

                  It is the Corporation's policy to establish an allowance for loan losses for the purpose of absorbing losses associated with the loan portfolio. All actual loan losses are charged to the related allowance and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to operations based on various factors, including the

                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         D.       Loans Receivable and Allowance for Loan Losses (Continued)

                  market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions. Management evaluates the carrying value of loans periodically in order to evaluate the adequacy of the allowance. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if the assumptions used in making the evaluations require material revision.

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

                  At March 31, 1999 and 1998, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

         E.       Loan Origination Fees

                  Loan fees are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91. SFAS No. 91 requires loan origination fees and certain related direct loan origination costs be offset and the resulting net amount be deferred and amortized over the contractual life of the related loans as an adjustment to the yield on such loans, using the level yield method.

         F.       Foreclosed Real Estate

                  Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis.

                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         F.       Foreclosed Real Estate (Continued)

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

                  In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Corporation adopted SFAS No. 121 effective April 1, 1996, as required, without material effect on consolidated financial condition or results of operations.

         I.       Federal Income Taxes

                  The Corporation accounts for federal income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset

                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         I.       Federal Income Taxes (Continued)

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

         J.       Earnings Per Share

                  Basic earnings per share is calculated based on 1,179,627, 1,170,607, and 1,194,169 weighted average number of common shares outstanding for the years ended March 31, 1999, 1998, and 1997, respectively.

                  Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option and recognition and retention plan. Weighted average common shares deemed outstanding for purpose of computing diluted earnings per share totaled 1,228,567, 1,224,888 and 1,206,935 for the years ended March 31, 1999, 1998 and 1997, respectively. There were 36,270, 38,580 and 5,798 incremental shares related to the assumed exercise of stock options, and 12,670, 15,701 and 6,968 incremental shares related to the assumed issuance of recognition and retention plan shares for the years ended March 31, 1999, 1998 and 1997, respectively.

                  Options to purchase 5,000 shares of common stock at $16.295 per share were outstanding at March 31, 1999 but were not included in the computation of diluted earnings per share due to their anti-dilutive effect. The options expire February 15, 2009.

         K.       Comprehensive Income

                  The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income", as of April 1, 1998. The Statement establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that

                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         K.       Comprehensive Income (Continued)

                  is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement, and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods have been restated for comparative purposes. Accumulated comprehensive income consists of the change in unrealized gains/losses on securities designated as available for sale in accordance with SFAS No. 115, and the minimum pension liability adjustment.

         L.       Impact of Recent Accounting Pronouncements

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

                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         L.       Impact of Recent Accounting Pronouncements (Continued)

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

                  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

                  SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 was adopted effective April 1, 1998 without material impact on the Corporation's consolidated financial statements.

                  In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 was adopted effective April 1, 1998 without material impact on the Corporation's consolidated financial statements.

                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         L.       Impact of Recent Accounting Pronouncements (Continued)

                  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

                  The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

                  SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Corporation's financial statements.

         M.       Financial Instruments

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

         N.       Fair Values of Financial Instruments

                  SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Corporation disclose estimated fair values for its financial instruments. In accordance with SFAS No. 107, fair values are based on estimates using present value and other valuation techniques in instances where quoted prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates cannot be substantiated by comparison to independent markets and, further, may not be realizable in an immediate settlement of the instruments. SFAS No. 107 also excludes certain items from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not

                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         N.       Fair Values of Financial Instruments (Continued)

                  represent, and should not be construed to represent, the underlying value of the Corporation.

                  The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed in Note 12.

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

                              --------------------


NOTE 1:           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         N.       Fair Values of Financial Instruments (Continued)

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

         O.       Cash and Cash Equivalents

                  For the purposes of reporting consolidated cash flows, the Corporation considers cash, balances with banks, federal funds sold, securities purchased under agreements to resell and interest-bearing cash deposits in other depository institutions with initial maturities of three months or less to be cash equivalents.

         P.       Advertising Costs

                  Advertising costs are expensed when incurred.

         Q.       Reclassifications

                  Certain presentations of accounts previously reported have been reclassified in these consolidated financial statements. Such reclassifications had no effect on net income or retained income as previously reported.

NOTE 2:           ACQUISITION

                  On September 30, 1996, the Corporation acquired 100% of the common stock of First Paintsville Bancshares, Inc. utilizing the purchase method of accounting. First Paintsville was dissolved upon consummation of the transaction, with First Paintsville's banking

                              --------------------


NOTE 2:           ACQUISITION (Continued)

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

                  Presented below are unaudited pro-forma condensed consolidated results of operations for the year ended March 31, 1997 assuming the acquisition had occurred at the beginning of the fiscal year ended March 31, 1997.


                                                1997
                                           -------------
                                      (In thousands except
                                        per share amounts)

Net interest income                            $4,772
Net income                                     $  670
Basic earnings per share                       $  .57
Diluted earnings per share                     $  .55


NOTE 3:           INVESTMENT AND MORTGAGE-BACKED SECURITIES

                  Investment securities and mortgage-backed securities have been classified in the consolidated statements of financial condition according to management's intent. The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at March 31, 1999 and 1998 are as follows:

                                                    GROSS             GROSS         ESTIMATED
                                AMORTIZED        UNREALIZED        UNREALIZED         FAIR
                                  COST              GAINS            LOSSES           VALUE
                               -----------       ----------        ----------      -----------

Available-for-sale

March 31, 1999:
 U. S. Treasury securities     $ 1,008,747        $  12,084        $  (3,453)      $ 1,017,378
 U. S. Government Agency
  Securities                     3,000,753           31,048               --         3,031,801
 Obligations of state and
   political subdivisions       15,644,724          444,991         (217,444)       15,872,271
 Corporate debt securities       4,573,450           12,500         (136,589)        4,449,361
 Corporate equity securities       750,000           20,625               --           770,625
                               -----------         --------        ---------       -----------
                               $24,977,674         $521,248        $(357,486)      $25,141,436
                               ===========         ========        =========       ===========


                              --------------------


NOTE 3:           INVESTMENT AND MORTGAGE-BACKED SECURITIES (Continued)


                                                    GROSS             GROSS         ESTIMATED
                                AMORTIZED        UNREALIZED        UNREALIZED         FAIR
                                  COST              GAINS            LOSSES           VALUE
                               -----------       ----------        ----------      -----------
 March 31, 1998:
 U. S. Treasury securities      $ 1,253,186       $ 21,539          $      --       $ 1,274,725
 U. S. Government Agency
  Securities                      7,754,365         71,772                (30)        7,826,107
 Obligations of state and
  political subdivisions          8,495,245        319,859            (11,629)        8,803,475
 Corporate debt securities          250,000         22,500                 --           272,500
                                -----------       --------           --------       -----------
                                $17,752,796       $435,670           $(11,659)      $18,176,807
                                 ==========       ========           ========       ===========



                  The amortized cost, gross unrealized  gains,  gross unrealized
                  losses,   and   estimated   fair  values  of   mortgage-backed
                  securities at March 31, 1999 and 1998 are as follows:


                                                    GROSS             GROSS         ESTIMATED
                                AMORTIZED        UNREALIZED        UNREALIZED         FAIR
                                  COST              GAINS            LOSSES           VALUE
                               -----------       ----------        ----------      -----------
Available-for-sale

March 31, 1999:
 FNMA                           $2,473,396         $     --         $(37,103)       $2,436,293
 FHLMC                             891,100           12,739               --           903,839
 Other                             711,784            1,545               --           713,329
 REMICS:
  FHLMC                            439,380               --          (13,705)          425,675
                                ----------          -------         --------        ----------
                                $4,515,660          $14,284         $(50,808)       $4,479,136
                                 =========          =======         ========        ==========

March 31, 1998:
 FNMA                           $2,545,621          $ 4,851         $ (5,292)       $2,545,180
 FHLMC                           2,988,949           45,135           (2,779)        3,031,305
 Other                             827,735              897           (2,488)          826,144
 REMICS:
  FHLMC and FNMA                 1,442,232            6,270          (20,417)        1,428,085
                                 ---------          -------         --------        ----------
                                $7,804,537          $57,153         ($30,976)       $7,830,714
                                 =========          =======         ========        ==========

                  Gross realized gains and gross realized losses on the sale of available-for-sale investment and mortgage-backed securities were $54,797 and $50,893, respectively for the year ended March 31, 1999, $39,859 and $10,692, respectively for the year ended March 31, 1998, and $86,212 and $53,967, respectively for the year ended March 31, 1997.

                  The amortized cost and estimated fair value of investment and mortgage-backed securities at March 31, 1999 and 1998 by contractual term to maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              --------------------


NOTE 3:           INVESTMENT AND MORTGAGE-BACKED SECURITIES (Continued)


                                                           1999                                   1998
                                                --------------------------              ------------------------
                                                                 ESTIMATED                             ESTIMATED
                                                 AMORTIZED         FAIR                  AMORTIZED       FAIR
                                                   COST            VALUE                   COST          VALUE
                                                 ---------       ---------              ----------     ---------
                                                                           (In Thousands)
Due in one year or less                            $     5         $     5              $   293         $   293
Due after one year through five years                2,165           2,201                1,564           1,589
Due after five years through ten years               2,156           2,273                2,584           2,613
Due after ten years                                 19,902          19,892               13,312          13,682
                                                   -------         -------              -------         -------
    Total investment securities                     24,228          24,371               17,753          18,177

Corporate equity securities                            750             771                   --              --
Mortgage-backed securities-not
  due at a single maturity date                      4,516           4,479                7,805           7,831
                                                   -------         -------              -------         -------
    TOTAL                                          $29,494         $29,621              $25,558         $26,008
                                                   =======         =======              =======         =======



               Securities carried at approximately $10,232,444 at March 31, 1999 and $9,905,321 at March 31, 1998, were pledged to secure deposits of public funds and for other purposes required or permitted by law.

               The amortized cost of mortgage-backed securities includes unamortized premiums of $131,782 and $75,778 and unearned discounts of $35,516 and $45,348 at March 31, 1999 and 1998, respectively.

               Mortgage-backed   securities   with   adjustable   rates  totaled
               $1,804,474   and   $3,317,486   at  March  31,   1999  and  1998,
               respectively.

               Accrued interest receivable includes $419,930 and $334,666, at March 31, 1999 and 1998, respectively, related to investment and mortgage-backed securities.

                              --------------------


NOTE 4:           LOANS RECEIVABLE

                  The components of loans in the consolidated statements of financial condition were as follows:

                                                         MARCH 31
                                            ---------------------------------
                                              1999                      1998
                                            -------                   -------
                                                        (In Thousands)
Real estate loans:
  One-to-four family                        $61,992                   $66,078
  Commercial                                 10,136                     8,970
  Multi-family                                1,179                     1,497
  Construction                                2,513                       426
Consumer Loans:
  Secured by deposits                           383                       526
  Credit card                                     3                       218
  Installment                                 7,347                     5,380
  Other                                          68                       991
Commercial loans                             14,764                     6,942
                                             ------                    ------

Total loans receivable                       98,385                    91,028

Less:  Undisbursed loans in process              23                        29
         Unearned discounts and loan
             origination costs                  (26)                       68
         Allowance for loan losses              861                       831
                                            -------                   -------
Total loans receivable, net                 $97,527                   $90,100
                                            =======                   =======


                  Loans with adjustable rates totaled $41.2 million and $43.9 million at March 31, 1999 and 1998, respectively.

                  Accrued interest receivable includes $527,319 and $502,094 at March 31, 1999 and 1998, respectively, related to loans receivable.

                  Activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                 1999                1998                1997
                               --------            --------            --------

Balance at beginning of year   $830,535            $801,180            $286,384
Provision for losses            100,000             157,500             105,000
Allowance resulting from
 acquisition                         --                  --             525,887
Charge-offs                    (117,273)           (174,874)           (154,610)
Recoveries                       47,396              46,729              38,519
                               --------             -------            --------
Balance at end of year         $860,658            $830,535            $801,180
                               ========            ========            ========

                  The  following is a summary of  non-performing  loans at March
                  31:

                              --------------------


NOTE 4:           LOANS RECEIVABLE (Continued)


                                       1999              1998             1997
                                       ----              ----             ----
                                                    (In Thousands)
Accruing loans past due 90 days
  or more                             $ 91              $ 25              $157
Nonaccrual loans                       315               308               559
                                       ---               ---               ---

Total non-performing loan
     balances at year end             $406              $333              $716
                                       ===               ===               ===

    Non-performing loans as a
     percentage of loans               .41%              .37%              .88%
                                       ===               ===               ===


                  In the normal course of business and subject to normal credit policies, the Banks make loans to officers, directors, their immediate family and business interests of such persons. At March 31, 1999 and 1998, the balances of loans to such parties were as follows:

                                            1999                     1998
                                            ----                     ----

Aggregate amount of indebtedness
 at beginning of year                  $ 4,739,926              $ 3,717,313
New loans                               12,972,146               12,107,872
Repayments                             (13,690,140)             (11,085,259)
                                       -----------              -----------
Aggregate amount of indebtedness
 at end of year                        $ 4,021,932              $ 4,739,926
                                       ===========              ===========


NOTE 5:           PREMISES AND EQUIPMENT

                  Premises and equipment at March 31, 1999 and 1998 by major classifications are as follows:

                                           1999                     1998
                                        ----------              ----------

    Land                                $  947,198              $  912,037
    Buildings and improvements           3,145,300               3,015,646
    Furniture and equipment              2,685,546               2,424,504
                                         ---------               ---------

         TOTAL                           6,778,044               6,352,187
         -----
    Less: Accumulated depreciation       2,254,324               1,884,185
                                         ---------               ---------
                                        $4,523,720              $4,468,002
                                         =========               =========

                  Depreciation expense charged to operations for the years ended March 31, 1999, 1998 and 1997 totaled $379,242, $309,267, and
                  $167,378, respectively.

                              --------------------


NOTE 6:           DEPOSITS

                  The aggregate amount of short-term jumbo certificates of deposit each with a minimum denomination of $100,000 or more was approximately $21,087,520 and $18,445,335 at March 31, 1999 and 1998, respectively.

                  At March 31, 1999, the scheduled maturities of certificates of deposit were as follows for the years ending March 31:

                        1999                              $61,000,900
                        2000                                9,016,094
                        2001                                1,210,751
                        2002                                  420,288
                        2003 and thereafter                   809,459
                                                          -----------
                                                          $72,457,492
                                                          ===========

                  Interest expense on deposits is summarized as follows for the years ended March 31:

                                    1999                1998              1997
                                    ----                ----              ----
                                                   (In Thousands)

Certificates of deposit           $3,773              $3,398            $2,683
NOW accounts and money
  market demand accounts             534                 387               169
Passbook and club accounts           389                 429               366
                                  ------              ------            ------
                                  $4,696              $4,214            $3,218
                                   =====               =====             =====

NOTE 7:           LONG-TERM DEBT

                  Long-term debt at March 31, 1998 consisted of a note payable, due in quarterly installments of $25,000, plus interest at prime. The note dated September 30, 1996 was uncollateralized and scheduled maturity was September 30, 2003. The interest rate at March 31, 1998 was 8.50%.

NOTE 8:           ADVANCES FROM FEDERAL HOME LOAN BANK

                  Advances from the Federal Home Loan Bank of Cincinnati consists of a monthly reduction loan collateralized with Federal Home Loan Bank stock with a carrying value of $766,600 and certain residential mortgage loans in the amount of $583,695. The advance originated June 5, 1998, in the amount of $400,000, and the interest rate is fixed at 6.36%. Monthly payments are based on a 20 year amortization with the entire balance due July 1, 2003.

                  Scheduled principal payments are due as follows:

                              --------------------


NOTE 8:           ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

                  Due in fiscal year ending:
                           March 31, 2000                        $  17,282
                           March 31, 2001                           18,414
                           March 31, 2002                           19,620
                           March 31, 2003                           20,905
                           March 31, 2004                          311,518
                                                                  --------
                                                                  $387,739
                                                                  ========

NOTE 9:           SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

                  Securities sold under agreements to repurchase at March 31, 1999 and 1998 totaled $2,098,887 and $3,521,799, respectively.

                  Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                1999                   1998
                                                ----                   ----

Average balance during the year              $2,408,878             $3,623,720
Average interest rate during the year             5.15%                  5.36%
Maximum month-end balance during the year    $3,515,612             $4,250,304

                  U.S. Government Agency and municipal securities underlying the agreements at year-end:

                      Carrying value         $2,201,115             $4,107,866
                      Estimated fair value   $2,297,277             $4,161,067

                  Securities sold under agreements to repurchase at March 31, 1999 and 1998 had a maturity of one day.

NOTE 10:          OTHER BORROWINGS

                  Other short-term borrowings at March 31, 1999 and 1998 consist of term treasury tax and loan deposits and are generally repaid within one to twenty days from the date of the transaction. Securities with a carrying value of $2,206,533 and $1,846,100 and a market value of $2,241,620 and $1,884,230, were pledged at March 31, 1999 and 1998,
                  respectively,   as  collateral   for  treasury  tax  and  loan
                  deposits.

                              --------------------


NOTE 11:          INCOME TAXES

                  The provision for income taxes consists of:

                                            YEARS ENDED MARCH 31
                                    ---------------------------------------
                                      1999           1998            1997
                                    --------       --------        --------

Currently payable    - Federal      $214,921       $200,262        $152,626
                     - State              --             --             825
Deferred             - Federal         4,313        181,456          66,942
                                    --------       --------        --------
                                    $219,234       $381,718        $220,393

Federal tax benefit from RRP
  Credited to paid in capital         18,709         14,498              --
                                    --------       --------        --------
                                    $237,943       $396,216        $220,393
                                    ========       ========        ========

                  The following tabulation reconciles the federal statutory tax rate to the effective rate of taxes provided for income taxes:

                                                 YEARS ENDED MARCH 31
                                         1999          1998             1997
                                         ----          ----             ----

Tax at statutory rate                    34.0%         34.0%            34.0%
Tax exempt income                       (20.0)        (10.6)           (12.5)
Non-deductible expenses                   5.4           4.6              4.6
Other                                     1.8            --               --
                                        -----        ------            -----
                                         21.2%         28.0%            26.1%

                  The components of the Corporation's net deferred tax asset (liability) as of March 31, 1999 and 1998, are summarized as follows:

                                                 1999               1998
                                                 ----               ----
Deferred tax assets:
 Loans and loan loss allowance               $ 179,123             $174,090
 AMT credit carryforward                        75,819               53,202
 Retirement and incentive programs              42,602               41,041
 Foreclosed real estate                         37,501               37,501
 Other assets                                   20,050               15,251
                                             ---------             --------
                                               355,095              321,085
                                             ---------             --------
Deferred tax liabilities:
 Federal Home Loan Bank stock dividends       (202,742)            (177,854)
 Premises and equipment                       (353,950)            (348,995)
 Retirement and incentive programs            (264,195)            (264,195)
 Accretion on securities                       (10,377)             (10,736)
 Deferred loan origination costs               (17,547)             (12,303)
 Net unrealized gain on available-
  for-sale securities                          (43,262)            (153,064)
 Other liabilities                                  --               (2,740)
                                             ---------            ---------
                                              (892,073)            (969,887)
                                             ---------            ---------

Net deferred tax asset (liability)           $(536,978)           $(648,802)
                                             =========            =========

                              --------------------


NOTE 11:          INCOME TAXES (Continued)

                  The Corporation had available at March 31, 1999, alternative minimum tax credit carryforwards for tax purposes of approximately $75,819 which may be carried forward indefinitely and used to reduce federal income taxes.

                  In computing federal income taxes, savings institutions, such as Classic Bank, are allowed a statutory bad debt deduction of otherwise taxable income of 8%, subject to limitations based on aggregate loans and savings balances. Due to the limitation based on the level of deposits outstanding and retained earnings, the Bank's bad debt deduction for the years 1999, 1998 and 1997 was limited to net charge-offs under the experience method. As of March 31, 1999, appropriations of retained earnings representing bad debt deductions were approximately $1,867,800. If these tax bad debt deductions are used for purposes other than loan losses, the amount used will be subject to Federal income taxes at the prevailing corporate rates.

                  The provisions of SFAS No. 109 require the Bank to establish a deferred tax liability for the tax effect of the tax bad debt reserves over the base year amounts. The Bank's base year tax bad debt reserves are approximately $1,867,800. The estimated deferred tax liability on such amount is approximately
                  $635,000 which has not been recorded in the accompanying consolidated financial statements.

NOTE 12:          FINANCIAL INSTRUMENTS

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

                  Commitments to Extend Credit and Financial Guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks' experience has been that approximately 80 percent of loan commitments are drawn upon by customers. The Banks

                              --------------------


NOTE 12:          FINANCIAL INSTRUMENTS (Continued)


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

                  Standby letters of credit and financial guarantees written are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Standby letters of credit extend for one year and are automatically renewed unless notification is given to the third party of the Banks' intent to cancel. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold pledged certificates of deposit and personal guarantees as collateral supporting those letters of credit for which collateral is deemed necessary. The extent of collateral held for letters of credit at March 31, 1999, varies from zero percent to 100.0%; the average amount collateralized is 80.0 percent.

                  The Banks have not been required to perform on any financial guarantees during the past three years. The Banks have not incurred any losses on their commitments in either 1999, 1998 or 1997.

                              --------------------


NOTE 12:          FINANCIAL INSTRUMENTS (Continued)

                  Based on the methods and  assumptions set forth in Note 1, the
                  estimated   fair   value   of  the   Corporation's   financial
                  instruments as of March 31, 1999 and 1998 are as follows:

                                                        1999                                1998
                                            ---------------------------          -------------------------
                                            CARRYING             FAIR            CARRYING          FAIR
                                             VALUE               VALUE            VALUE            VALUE
                                            --------            -------          --------         -------
                                                                      (In thousands)

Financial Assets:
  Cash and due from banks                    $3,088             $3,088            $2,501           $2,501
  Federal funds sold and
    securities purchased under
    agreements to resell                       1,398             1,398             1,131            1,131
  Certificates of deposit with
    other financial institutions                  --                --               293              293
  Securities available-for-sale               25,141            25,141            18,177           18,177
  Mortgage-backed securities
    available-for-sale                         4,479             4,479             7,831            7,831
  Federal Home Loan Bank and
    Federal Reserve Bank stock                 1,384             1,384             1,297            1,297
  Loans receivable, net                       97,527            97,714            90,100           87,897
  Accrued interest receivable                    952               952               852              852
Financial Liabilities:
  Certificates of deposit                    $72,333           $72,723           $64,441          $64,618
  Other deposit accounts                      45,399            45,399            40,486           40,486
  Federal funds purchased and
    securities sold under
    agreements to repurchase                   2,817             2,817             3,522            3,522
  Advances from the Federal
    Home Loan Bank                               388               392                --               --
  Other short-term borrowings                     85                85               274              274
  Accrued interest payable                       419               419               390              390
  Long-term debt                                  --                --               550              550


                  A summary of the notional amounts of the Banks' financial instruments with off-balance-sheet risk at March 31, 1999, follows:
                                                              NOTIONAL
                                                               AMOUNT
                                                              --------
                                                           (In thousands)

                  Commitments to extend credit                $10,820
                  Credit card arrangements                          3
                  Standby letters of credit                       185
                                                              -------
                                                              $11,008

                  Commitments to extend credit at March 31, 1999 included $8,471,000 of adjustable rate loan commitments and unused credit lines.

NOTE 13:          COMMITMENTS AND CONTINGENCIES

                  In the ordinary course of business, the Banks have various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

                              --------------------

NOTE 13:          COMMITMENTS AND CONTINGENCIES (Continued)

                  The Corporation is a defendant in legal action arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of this matter is not expected to have a material adverse effect on the consolidated financial condition of the Corporation.

NOTE 14:          SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT

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

                  The Banks' credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the consolidated statements of financial condition. Because these instruments have fixed maturity dates and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

                  The Corporation had deposits with other financial institutions which exceeded the federally insured limits at March 31, 1999 by approximately $1,396,000. The Corporation does not have a policy for requiring collateral on such deposits.

NOTE 15:          BENEFIT PLANS

                  Classic Bank participates in the Pentegra multi-employer pension plan. This non-contributory defined benefit plan covers all eligible employees meeting certain service and age requirements. The plan operates on a fiscal year ending June 30, and it is the policy of the Bank to fund the normal cost of the plan. Contributions to the plan for the years ended March 31, 1999, 1998 and 1997 were $0, $6,185, and $15,055, respectively. The data available from the plan administrators is not sufficient to determine the Bank's share of the pension plan's accumulated benefit obligation or the net assets attributable to the Bank.

                              --------------------

NOTE 15:          BENEFIT PLANS (Continued)

                  For the year ended March 31, 1997, First National Bank had a non-contributory defined benefit pension plan covering all eligible First National employees. The plan's benefit formula was the projected unit credit cost method which encompassed future salary levels and participants years of service. Effective July 1, 1997, First National's defined benefit plan was terminated and its plan assets were merged into the Corporation's Pentegra multi-employer pension plan resulting in a settlement gain of $370,622 or $244,611 after tax. All eligible employees of First National became participants in the Corporation's multi-employer pension plan. Prepaid pension expense of $777,045, representing the excess of the fair value of pension plan assets over the accrued actuarial pension liability at July 1, 1998, is included in other assets in the consolidated statement of financial condition at March 31, 1999 and 1998. First National was not required to make contribution to the multi-employer plan for the years ended March 31, 1999 and 1998.

                  Net pension costs for First National Bank's single-employer plan include the following components from the date of its acquisition (September 30, 1996) through March 31, 1997.

                  Service cost                                 $       0
                  Interest cost                                   25,630
                  Actual return on assets                        (89,133)
                  Net amortization, deferral and other            48,554
                                                               ---------

                  Net pension cost (gain)                      $ (14,949)
                                                               =========

                  The following table sets forth the First National Bank's plan funded status and amounts recognized in the consolidated statements of financial condition at March 31, 1997:

                          Actuarial present value of benefit
                           obligations:
                               Vested                          $  572,654
                               Non-vested                          10,421
                                                               ----------

                          Accumulated benefit obligation       $  583,075
                                                               =========

                          Projected benefit obligation         $  747,425
                          Plan assets at fair value             1,240,286

                          Projected benefit obligation less
                           than plan assets                       492,861

                          Unrecognized net gain                   (86,438)
                                                               ----------

                          Prepaid pension cost recognized
                           in the consolidated statement
                           of financial condition              $  406,423
                                                               ==========

                              --------------------


NOTE 15:          BENEFIT PLANS (Continued)

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

                  For the years ended March 31, 1998 and 1997, non-employee directors of Classic Bank and Classic Bancshares, Inc. were eligible to participate in a retirement plan that provided benefits equal to approximately one-half of the monthly compensation paid to active directors for a period not to exceed the earlier of the number of months a participant served as  director,  or the  participant's  death.  Effective
                  April 1, 1998, this plan was amended to exclude from eligibility, all currently active directors. Directors that retired prior to April 1, 1998, continue to receive benefits which are funded annually from current operations, and totaled $10,304 for the year ended March 31, 1999.

                  The  following  table  sets  forth the  directors'  retirement
                  plan's   funded   status  and   amounts   recognized   in  the
                  consolidated financial statements at March 31, 1998 and 1997:

                                                            1998             1997
                                                         ----------       ----------
Actuarial present value of benefit obligations:
  Vested accumulated benefits                             $(50,460)        $(62,684)
  Non-vested accumulated benefits                           57,356)         (40,204)
                                                          --------         --------
    Total accumulated benefits                            (107,816)        (102,888)
Unrecognized prior service cost
 being recognized over 10 years                             35,056           40,899
Unrecognized net obligation being
 recognized over 10 years                                    9,954           11,376
Unrecognized net loss being
 recognized over 10 years                                   36,393           40,437
Adjustment to recognize minimum
 liability                                                 (81,403)         (92,712)
                                                         ---------        ---------
    Accrued pension cost                                 $(107,816)       $(102,888)
                                                         =========        =========

Net pension cost includes the following components:
  Service costs - benefits earned
   during year                                           $   5,626        $   5,739
  Interest cost on benefit obligation                        7,202            6,071
  Amortization of prior service cost,
   net obligation and net loss                               5,843            5,843
  Other                                                     (2,248)            (179)
                                                         ---------        ---------
    Net pension cost                                     $  16,423        $  17,474
                                                         =========        =========


                  A discount rate of 7% was used in determining net pension cost for 1998 and 1997.

                              --------------------


NOTE 15:          BENEFIT PLANS (Continued)

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

                  The following table sets forth the supplemental executive retirement plan's funded status and amounts recognized in the consolidated financial statements at March 31, 1999 and 1998, and 1997:


                                                           1999              1998             1997
                                                           ----              ----             ----


Accumulated vested benefit obligation                     $(23,449)        $(14,758)        $ (8,405)
                                                          ========         ========         ========

Projected benefit obligation                              $(50,012)        $(36,007)        $(20,756)
Overaccrual                                                   (122)          (3,601)          (8,236)
                                                          --------         --------         --------

Accrued retirement cost                                   $(50,134)        $(39,608)        $(28,992)
                                                          ========         ========         ========

Net retirement cost includes the following components:

Service cost - benefits earned
 during the year                                          $ 11,685         $ 11,217         $  9,699
Interest cost                                                2,293            1,468              635
Other                                                       (3,452)          (2,069)             723
                                                          --------         --------         --------

Net retirement cost                                       $ 10,526         $ 10,616         $ 11,057
                                                          ========         ========         ========

Discount rate                                                  7.0%             7.0%             7.0%
                                                          ========         ========         ========
Rate of increase in future
 compensation levels                                           5.0%             5.0%             5.0%
                                                          ========         ========         ========

                  In conjunction with the stock conversion, the Corporation established an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. The ESOP borrowed $1,058,000 from the Corporation and purchased 105,800 common shares, equal to 8% of the total number of shares issued in the conversion. The Banks make scheduled discretionary contributions to the ESOP sufficient to service the debt.
                  Shares are allocated to participants' accounts under the shares allocated method. The cost of shares not committed to be released and unallocated shares is reported as a reduction of stockholders' equity. Effective April 1, 1998, the ESOP loan terms were amended to extend the loan maturity from 15.5 years to 26 years. This change in the ESOP loan terms reduced ESOP expense for the year ended March 31, 1999, by approximately $48,500.

                              --------------------


NOTE 15:          BENEFIT PLANS (Continued)

                  Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest; dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Allocated ESOP shares become outstanding for earnings-per-share computations. Compensation expense is recorded based on the average fair market value of the ESOP shares when committed to be released. The expense under the ESOP for the years ended March 31, 1999, 1998 and 1997 was $78,018, $133,485, and $101,653, respectively.

                  The ESOP shares at March 31, 1999 and 1998 are as follows:

                                         1999                    1998
                                      ----------              ----------

 Allocated shares                         27,285                  22,303
 Unearned shares                          78,515                  83,497
                                      ----------               ---------
   Total ESOP shares                     105,800                 105,800
                                       =========               =========

 Fair value of unearned shares        $1,128,653              $1,669,940
                                       =========               =========


                  On July 29, 1996, stockholders of the Corporation approved the 1996 Recognition and Retention Plan ("RRP"). Under the RRP, restricted stock awards of up to 4% of the common stock sold in the conversion may be awarded to the directors, officers and key employees of the Corporation and its subsidiaries. The Corporation completed the funding of the plan in September 1996 by purchasing 52,900 shares of common stock in the open market at a total cost of $621,575, which reduced consolidated stockholders equity. An initial award of 48,798 restricted shares was granted on July 29, 1996, of which 2,808 shares were subsequently forfeited under terms of the plan due to termination of service. On February 1, 1997, an additional award of 4,000 restricted shares was granted, and on October 12, 1998, an award of 2,910 restricted shares was granted, of which 200 shares were subsequently forfeited. Ungranted RRP shares (200) are included in treasury stock at cost.

                  The holders of the restricted shares have all of the rights of a shareholder, except that they cannot sell, assign, pledge or transfer any of the restricted shares during the restricted period. The restricted shares vest at a rate of 20% on each anniversary of the grant date. RRP expense of $114,133, $110,284, and $68,604 was recorded for the years ended March 31, 1999, 1998, and 1997 respectively.

                  During the fiscal year ended March 31, 1998, the Corporation adopted a 401(k) Savings and Profit Sharing Plan covering substantially all employees. Under the plan, the Banks match 50.0% of the employee's contribution up to 3.0% of the employee's salary. Total expense under this plan was $37,555 and $9,058 for the years ended March 31, 1999, and 1998, respectively.

                              --------------------


NOTE 16:          STOCK OPTION PLAN

                  On July 29, 1996, stockholders of the Corporation approved the 1996 Stock Option and Incentive Plan ("SOP"). Under the 1996 SOP 132,250 shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiaries. During the year ended March 31, 1997, options to purchase 112,447 and 19,750 shares were awarded to officers, directors and key employees at $10.8125 and $13.375 per share, respectively, and during the year ended March 31, 1999, options to purchase 4,500 and 1,226 shares were awarded to officers at $13.875 and $13.750, respectively. All grants under the 1996 "SOP" are exercisable at the fair market value at the date of the grants. The options vest with the grantees at the rate of 20% per year, on each anniversary date of the grants and are available for exercise, subject to the vesting schedule, for up to ten years from the grant date.

                  A summary of the status of the Corporation's 1996 stock option plan as of March 31, 1999, 1998, and 1997, and changes during the periods ending on those dates is presented below:

                                         1999                       1998                       1997
                               -----------------------     ---------------------      ----------------------
                                              WEIGHTED                  WEIGHTED                    WEIGHTED
                                              AVERAGE                   AVERAGE                     AVERAGE
                                              EXERCISE                  EXERCISE                    EXERCISE
                                SHARES         PRICE        SHARES       PRICE         SHARES        PRICE
                                -------       --------     --------    ---------      --------     ---------
Options outstanding at
  beginning of year             126,524        $11.21       126,524      $11.21              0           --
Granted                           5,726         13.85             0          --        132,197        11.20
Exercised                             0            --             0          --              0           --
Forfeited                          (200)        13.85             0          --         (5,673)       10.81
                                -------                     -------                   --------
Options outstanding at
  end of year                   132,050         11.32       126,524       11.21        126,524        11.21
                                =======                     =======                   ========

Eligible for exercise at
  year end                       50,610        $11.32        25,305      $11.21              0
                                =======                     =======                   =========

Weighted average fair value
  of options granted during
  the year                                     $ 3.06                       N/A                      $ 3.60



                  The following information applies to options outstanding at March 31, 1999:

                                                 AVERAGE               AVERAGE
   RANGE OF                                     REMAINING             EXERCISE
 EXERCISE PRICE          OUTSTANDING           LIFE (YEARS)             PRICE
----------------         -----------           ------------           --------

$10.81 TO $13.88           132,050                 7.8                 $11.32

                  On July 27, 1998, the stockholders of the Corporation approved the 1998 Premium Price Stock Option Growth Plan. Under the 1998 SOP, 50,000 shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiaries. During the year ended March 31, 1999, options to purchase 5,000 shares were awarded to officers at $16.295 per share, which represents 110.0% of the stock's fair market value on the date of the grants. The 1999 grants vest immediately with the grantees and may be exercised at any time up to ten (10) years from the grant dates.

                              --------------------


NOTE 16:          STOCK OPTION PLAN (Continued)

                  A summary of the Corporation's 1998 Premium Price Stock Option Growth Plan as of March 31, 1999, and changes during the period ending on that date is presented below:

                                                                  WEIGHTED
                                                                  AVERAGE
                                                                  EXERCISE
                                               SHARES              PRICE

Options outstanding at beginning of year           0                   --
Granted during the year                        5,000               $16.30
Exercised                                          0                   --
Forfeited                                          0                   --
                                               -----               ------
Options outstanding at end of year             5,000               $16.30
                                               =====

Eligible for exercise at year end              5,000               $16.30
                                               =====

Weighted-average fair value of
  options granted during the year              $2.91


                  The following information applies to options outstanding at March 31, 1999:

                                            AVERAGE               AVERAGE
                                           REMAINING             EXERCISE
EXERCISE PRICE       OUTSTANDING         LIFE (YEARS)              PRICE
--------------      ------------         ------------              -----

    16.30               5,000                9.5                  $16.30

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

                  The Corporation utilizes APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                              --------------------


NOTE 16:          STOCK OPTION PLAN (Continued)

                                               MARCH 31
                         ------------------------------------------------------
                            1999                  1998                 1997
                            ----                  ----                 ----
Net earnings
  As reported              $885,324              $1,020,486            $622,619
  Pro forma                $814,513              $  960,365            $587,783

Earnings per share
  Basic:
      As reported          $    .75              $      .87            $    .52
      Pro forma            $    .69              $      .82            $    .49
  Diluted:
      As reported          $    .72              $      .83            $    .51
      Pro forma            $    .66              $      .78            $    .49


                  The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield 3.0%; expected volatility of 29.1%; risk free interest rate of 6.51%; and expected lives of 7 years.

NOTE 17:          REGULATORY CAPITAL REQUIREMENTS

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

                  Quantitative measures established by regulation to ensure capital adequacy require First National to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to adjusted total assets (as defined).

                              --------------------


NOTE 17:          REGULATORY CAPITAL REQUIREMENTS (Continued)

                  As of March 31, 1999 and 1998, the most recent notification from regulatory agencies categorized First National as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those dates that management believes have changed the bank's category.

                  As of March 31, 1999 and 1998, management believes that First National met all capital adequacy requirements to which the Bank is subject.


                                                                                                   TO BE WELL
                                                                                                CAPITALIZED UNDER
                                                                      FOR CAPITAL               PROMPT CORRECTIVE
                                             ACTUAL                ADEQUACY PURPOSES            ACTION PROVISIONS
                                       ------------------        --------------------         -------------------
                                       AMOUNT       RATIO         AMOUNT       RATIO           AMOUNT       RATIO
                                       ------       -----         ------       -----           ------       -----
                                                                 (Dollars in thousands)
FIRST NATIONAL BANK

As of March 31, 1999:

 Total Capital
 (to Risk Weighted Assets)             $8,199       17.6%        >$3,728      >8.0%           >$4,660       >10.0%
                                                                 =            =               =             =
 Tier I Capital
  (to Risk Weighted Assets)            $7,698       16.5%        >$1,864      >4.0%           >$2,796       >6.0%
                                                                 =            =               =             =
 Tier I Capital
  (to Adjusted Total Assets)           $7,698       11.1%        >$2,776      >4.0%           >$3,470       >5.0%
                                                                 =            =               =             =

As of March 31, 1998:

 Total Capital
 (to Risk Weighted Assets)             $8,925       23.2%        >$3,077      >8.0%           >$3,847       >10.0%
                                                                 =            =               =             =
 Tier I Capital
  (to Risk Weighted Assets)            $8,444       22.0%        >$1,539      >4.0%           >$2,308       >6.0%
                                                                 =            =               =             =
 Tier I Capital
  (to Adjusted Total Assets)           $8,444       12.4%        >$2,726      >4.0%           >$3,408       >5.0%
                                                                 =            =               =             =

                  The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets, for savings banks that meet certain specified criteria, including that they have the highest regulatory rating. All other savings banks are required to maintain a Tier 1 leverage ratio of 4.0%. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of

                              --------------------


NOTE 17:          REGULATORY CAPITAL REQUIREMENTS (Continued)

                  risk-weighted assets. In computing risk-weighted assets, Classic Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

                  As of March 31, 1999 and 1998, the most recent notification from regulatory agencies categorized Classic Bank as well capitalized under the framework for prompt corrective action. To be categorized as "well-capitalized", Classic Bank must maintain minimum capital ratios as set forth in the following table. There are no conditions or events since those dates that management believes have changed the Bank's category.

                  As of March 31, 1999 and 1998, management believes that Classic Bank met all capital adequacy requirements to which the Bank is subject.

                                                                                                   TO BE WELL
                                                                                                CAPITALIZED UNDER
                                                                      FOR CAPITAL               PROMPT CORRECTIVE
                                             ACTUAL                ADEQUACY PURPOSES            ACTION PROVISIONS
                                       ------------------        --------------------         ---------------------
                                       AMOUNT       RATIO         AMOUNT       RATIO           AMOUNT         RATIO
                                       ------       -----         ------       -----           ------         -----
                                                                 (Dollars in thousands)

 CLASSIC BANK

 March 31, 1999

 Tangible capital                      $8,335         11.8%      >$1,057       >1.5%           >$3,522      >5.0%
                                                                 =             =               =            =
 Core capital                          $8,335         11.8%      >$2,818       >4.0%           >$4,226      >6.0%
                                                                 =             =               =            =
 Risk-based capital                    $8,695         21.1%      >$3,302       >8.0%           >$4,127      >10.0%
                                                                 =             =               =            =
 March 31, 1998

 Tangible capital                      $7,936         11.5%      >$1,034       >1.5%           >$3,447      >5.0%
                                                                 =             =               =            =
 Core capital                          $7,936         11.5%      >$2,757       >4.0%           >$4,136      >6.0%
                                                                 =             =               =            =
 Risk-based capital                    $8,255         22.4%      >$2,942       >8.0%           >$3,677      >10.0%
                                                                 =             =               =            =

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

                  First National is also subject to regulatory restrictions on the payment of dividends to the Corporation. At March 31, 1999, approximately $267,600 of First National's retained earnings was potentially available for distribution to the Corporation.

                              --------------------


NOTE 18:          LEGISLATIVE DEVELOPMENTS

                  The deposit accounts for Classic Bank and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks such as First National are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the fund, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

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

NOTE 19:          CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY
-------           -----------------------------------------------------

                  The following condensed financial statements summarize the financial position of the Corporation as of March 31, 1999, 1998, and 1997 and the results of its operations and its cash flows for each of the years ended March 31, 1999, 1998, and 1997:

                              --------------------


NOTE 19:      CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (Continued)
-------       -----------------------------------------------------


Statements of Financial Condition      March 31, 1999            March 31, 1998
---------------------------------      --------------            --------------

Assets
  Cash and temporary investments       $    123,340                $   139,250
  Securities available for sale             262,500                    272,500
  Accrued interest receivable                 5,625                      5,625
  Note receivable - ESOP                    823,045                    859,625
  Equity in net assets of Bank
   Subsidiaries                          11,195,645                 11,720,771
  Other assets                              286,412                    157,058
                                        -----------                -----------
Total Assets                            $12,696,567                $13,154,829
                                        ===========                ===========

Liabilities
  Notes payable                                 --                 $   550,000
  Accounts payable and accrued
   expenses                                  96,966                     35,436
  Deferred income taxes                       4,784                      7,913
                                        -----------                -----------
Total Liabilities                           101,750                    593,349
                                        -----------                -----------


Stockholders' Equity
  Common stock                               13,225                     13,225
  Additional paid-in capital             12,675,092                 12,667,512
  Retained earnings                       1,875,684                  1,366,622
  Net unrealized gain on
   available for sale securities              8,250                     14,850
  Treasury stock                           (897,952)                  (293,880)
  Unearned ESOP shares                     (785,150)                  (834,970)
  Unearned RRP shares                      (294,332)                  (371,879)
                                        -----------                 ----------

Total Stockholders' Equity              $12,594,817                $12,561,480
                                        -----------                -----------

Total Liabilities and Stock-
  holders' Equity                       $12,696,567                $13,154,829
                                        ===========                ===========

                              --------------------


NOTE 19:  CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (Continued)


                                                              YEARS ENDED MARCH 31,
                                             -----------------------------------------------------
    Statements of Income                        1999                 1998                   1997
    --------------------                     ----------           ----------             ---------
    Income
      Equity in undistributed earnings
        of bank subsidiaries                 $  296,143            $1,101,757            $  222,881
      Dividends from bank subsidiaries          803,910                45,000               387,018
      Interest and dividend income               80,198                89,902               204,633
                                             ----------            ----------            ----------

    Total Income                              1,180,251             1,236,659               814,532
                                             ----------            ----------            ----------

    Expenses
      Salaries and benefits                      44,184                16,189                    --
      Interest expense                           33,829                53,012                28,520
      Legal and accounting fees                  61,210                49,525                47,315
      Corporate management fees                 104,674                57,360                30,420
      Printing and supplies                      29,498                24,633                29,462
      Other professional services                28,853                35,363                22,088
       Directors fees                            64,800                19,200                    --
      Other expenses                             37,619                25,137                26,206
                                             ----------            ----------            ----------

    Total Expenses                              404,667               280,419               184,011
                                             ----------            ----------            ----------

    Income Before Income Taxes                  775,584               956,240               630,521
      Federal and state income
        tax benefit (expense)                   109,740                64,246                (7,902)
                                             ----------            ----------            ----------

    Net Income                               $  885,324            $1,020,486            $  622,619
                                             ==========            ==========            ==========

                                -----------------

NOTE 19:  CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (Continued)


                                                                           YEARS ENDED MARCH 31,
                                                         -------------------------------------------------------
Statements of Cash Flows                                    1999                   1998                 1997
------------------------                                 ----------             ----------           -----------
Operating Activities
  Net income                                              $ 885,324             $1,020,486           $   622,619
    Adjustments to reconcile net income
      to net cash provided by operating activities:
       Depreciation                                           1,326                    553                    --
       Equity in undistributed net income
        of subsidiary                                      (296,143)            (1,101,757)             (222,882)
       Earned RRP shares                                    114,133                110,283                68,604
       Deferred income taxes                                    271                    263                 9,494
  Decrease (increase) in:
    Accrued interest receivable                                  --                  7,070                 6,821
    Other assets                                           (127,844)                82,835              (134,048)
  Increase (decrease) in:
    Accounts payable and accrued expenses                    61,530                (86,610)               51,944
    Accrued income taxes                                         --                (90,588)               65,628
                                                          ---------              ---------           -----------

Net Cash Provided (Used) by Operating Activities            638,597                (57,465)              468,180
                                                          ---------              ---------           -----------

Investing Activities:
  Repayment on loan receivable from ESOP                     36,580                 66,125                66,125
  Purchased equipment                                            --                 (6,632)                  --
  Purchased First National Bank                                  --                     --           (10,208,010)
  Dividend distribution from subsidiary in
    excess of current year's earnings                       871,090                     --             5,523,982
  Purchased securities available for sale                        --               (250,000)                   --
                                                          ---------              ---------           -----------

Net Cash Provided (Used) by Investing Activities            907,670               (190,507)           (4,617,903)
                                                          ---------              ---------           -----------

Financing Activities
  Proceeds from borrowings                                       --                     --               700,000
  Repayment of borrowings                                  (550,000)              (100,000)              (50,000)
  RRP shares purchased                                           --                     --              (621,575)
  Dividends paid                                           (376,262)              (338,965)             (158,287)
  Treasury shares purchased                                (635,915)              (259,687)                   --
                                                          ---------              ---------           -----------

Net Cash Used by Financing Activities                    (1,562,177)              (698,652)             (129,862)
                                                          ---------              ---------           -----------

Net Increase (Decrease) in Cash
  and Cash Equivalents                                      (15,910)              (946,624)           (4,279,585)

Cash and Cash Equivalents at
  Beginning of Year                                         139,250              1,085,874             5,365,459
                                                         ----------              ---------           -----------

Cash and Cash Equivalents at
  End of Year                                            $  123,340              $ 139,250           $ 1,085,874
                                                         ==========              =========           ===========


                              --------------------


NOTE 20:          SUBSEQUENT EVENTS

                  Effective with the close of business on May 14, 1999, Classic Bank acquired 100% of the outstanding stock of Citizens Bank, Grayson, Grayson, Kentucky in a cash transaction accounted for as a purchase. Citizens Bank was simultaneously liquidated and its assets, deposits and other liabilities merged into Classic Bank.

                  The total purchase price of Citizens Bank was $4.5 million. The estimated fair value of total assets and deposits acquired was approximately $13.4 million, and $12.0 million, respectively. Goodwill is estimated to be approximately $3.1 million.

Stock Listing

         The Company's common stock is traded over the counter and is listed on the Nasdaq Small-Cap Market under the symbol "CLAS." At June 14, 1999, there were 1,227,500 shares of the Company's common stock issued and outstanding and there were 233 holders of record and approximately 795 beneficial holders. The Company's common stock began trading on December 28, 1995. The price range of the Company's common stock for each quarter for fiscal 1998 and fiscal 1999:


     FISCAL 1998

                          HIGH              LOW         DIVIDENDS

     First Quarter       $15.000         $12.250           $.07
     Second Quarter      $16.250         $13.750           $.07
     Third Quarter       $17.250         $15.000           $.07
     Fourth Quarter      $21.500         $16.063           $.07


     FISCAL 1999
                          HIGH              LOW         DIVIDENDS

     First Quarter       $21.000         $14.875           $.07
     Second Quarter      $17.375         $12.000           $.08
     Third Quarter       $15.875         $13.125           $.08
     Fourth Quarter      $15.500         $13.875           $.08




         The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. High, low and closing prices and daily trading volume are reported in most major newspapers. The closing price of the Company's common stock on March 31, 1999 was $14.375.

         The Company declared and paid cash dividends totaling $.31 per share during fiscal 1999. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiaries, Classic Bank and First National, which are subject to regulations and continued compliance with all regulatory capital requirements. See Note 17 of the Notes to the Consolidated Financial Statements for information regarding limitations of the subsidiaries ability to pay dividends to the Company.