Form 10KSB, Exhibit 13
period 2002-03-31
CLASSIC BANCSHARES INC
filed 2002-07-01
CIK 1001627

EXHIBIT 13

ANNUAL REPORT TO STOCKHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Classic Bancshares, Inc. (the “Company”), a Delaware corporation, was organized in 1995 for the purpose of becoming the savings and loan holding company of Classic Bank in connection with Classic Bank’s conversion from mutual to stock form of organization on December 28, 1995.  The Company acquired First Paintsville Bancshares, Inc., the former holding company of The First National Bank of Paintsville (“First National”), on September 30, 1996.  The Company completed the acquisition of Citizen’s Bank, Grayson on May 14, 1999 which was merged into Classic Bank at the time of acquisition.  The Company maintained Classic Bank and First National as separate subsidiaries until March 2001 at which time the Company merged the two subsidiaries into one banking subsidiary known as Classic Bank.

Originally a federally chartered stock savings bank, Classic Bank converted on June 30, 2000 to a Kentucky chartered commercial bank.  Classic Bank is headquartered in Ashland, Kentucky and currently serves the financial needs of communities in its market area through its office located at 344 Seventeenth Street, Ashland, Kentucky 41101 and seven branch offices located in Boyd, Carter, Greenup and Johnson Counties.  The deposits of Classic Bank are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”).  The Company’s business involves attracting deposits from the general public and using such deposits, together with other funds, to originate primarily consumer, commercial business, commercial real estate, one- to four-family residential mortgages, and to a lesser extent multi-family and construction loans primarily in the market area of Classic Bank.  The Company also invests in mortgage-backed and related securities, taxable and tax-exempt investment securities and other permissible investments.

Classic Bank’s primary market area includes the Kentucky counties of Boyd, Carter, Greenup and Johnson Counties and portions of Martin, Floyd, Magoffin and Lawrence Counties also located in Kentucky.  The economic base in Boyd, Carter and Greenup counties has primarily been industrial in nature and previously relied upon a small number of large employers particularly in the steel and petroleum industries.  Over the last several years, diversification of the employment base to a more retail and service based economy has resulted in a slowing of previously experienced declines in population.   Per capita income in these counties remains below the national average.  Boyd County exceeds the state average of per capita income while Carter and Greenup Counties remain below the state average.  Unemployment has continued to decline as a result of a continued shifting of the local employment base to the retail and service sectors, although the unemployment rate for these counties continues to exceed the national and state unemployment rates.

The economy in Johnson, Martin, Floyd, Magoffin and Lawrence Counties has historically been based on the manufacturing and coal mining related industries, but now also includes retail, medical, and government sectors and, to a lesser extent, manufacturing.  Per capita income for these counties is below the national average and the state average.  The unemployment rate exceeds the national and state unemployment rates.

The Company’s revenues are derived principally from interest earned on loans and, to a lesser extent, from interest earned on investments and mortgage-backed and related securities.  The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the Kentucky Department of Financial Institutions, the Federal Reserve and the FDIC.   The Company’s cost of funds is influenced by interest rates on competing investments and general market interest rates.  Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

The Company’s net interest income is dependent primarily upon the difference or spread between the average yield earned on loans receivable, net and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities.  The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Management’s discussion and analysis of financial condition and results of operations are intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the financial statements and accompanying notes contained elsewhere herein.

Forward-Looking Statements

When used in this report, the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements are subject to certain risks and uncertainties, changes in economic conditions in the Company’s market area, changes in real estate values in the Company’s market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company’s market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected.  The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  The Company wishes to advise readers that the factors listed above could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake – and specifically declines any obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Business Strategy

The Board’s primary vision is the enhancement of shareholder value and earnings growth.  The Company has strategically positioned itself to become a high performing, independent, community-focused financial services organization.  This strategic direction will continue as long as the Board believes, following its regular strategic reviews, that it is in the best interest of shareholder value.  The Company will continue to maintain a focus on internal growth while exploring acquisition opportunities that are accretive to earnings and strategically located so as to create greater franchise and shareholder value.  Management believes that its recently executed strategy of consolidating the Company’s two bank charters to a Kentucky-chartered commercial bank contributed to the Company’s increase in net income.

The Company’s focus is the continuation of improvements in net interest income derived from a balance sheet structure utilizing variable rate assets funded by the most cost effective funding sources available to the Company, whether in the form of deposits or borrowings.  While market share increases remain a strategic goal, management is steadfast in the belief that profitability is paramount to asset growth.  As a result of this philosophy, management remains focused on pricing assets to maximize net interest income rather than for market share growth.  Furthermore, management may continue to utilize borrowings to fund asset growth, rather than deposits, when the cost of borrowings is more attractive than the cost of deposits.

Management has revamped its compensation programs to incentive based compensation that rewards employees for attaining production and customer service levels and believes this strategy will assist in profitable growth while containing salary expense levels commensurate with profitability increases.  Under the program, loan officers are rewarded for loan volume above an established production level.  The program also includes incentives for loan fees and other products sold in connection with loans and penalizes for delinquencies and declines in loan quality. Other front-line staff, such as customer service representatives and tellers are rewarded for sales efforts, accuracy and superior customer service.  The operations staff is compensated for efficient back room operations and delivering accurate and timely services to the Company’s customer base.  The implementation of the incentive program has served as a catalyst for creating profitable growth for the Company, improving operational efficiencies and delivering superior customer service.

Technology innovation that increases operating efficiencies remains a major strategy for the Company.  In order to keep pace with the changes in banking technology, the Company plans to convert to check imaging in November 2002.  While a small increase in expenses may result in the short term, this will streamline the statement rendering process and reduce the need for additional staff as deposit accounts increase in the future.

While acquisitions of other institutions or branch offices remain a consideration and opportunity for growth, management continues to seek opportunities for internal growth within its existing franchise area.  In order to facilitate internal growth, management has announced plans to open a banking office in the city of Greenup, Kentucky that will represent the eighth banking office for the Company and the second banking office in Greenup County.

In order to meet internal growth targets, management has undertaken an aggressive advertising campaign focusing on image and name recognition utilizing the endorsement of national celebrity and Ashland, Kentucky native, Naomi Judd.  The goal of the campaign is to stress the importance of hometown values, convenience, and banking with people that you know and trust.  The campaign has resulted in increased account openings in the markets we serve.

Financial Condition

March 31, 2002 compared to March 31, 2001.  Total assets increased approximately $27.5 million, or 14.6%, from $187.9 million at March 31, 2001 to $215.4 million at March 31, 2002.  The increase was due primarily to an increase in loans of $21.4 million, an increase in investment securities of $1.0 million, an increase in mortgage-backed securities of approximately $5.6 million offset primarily by a decrease in cash and cash equivalents of approximately $200,000, a decrease in other real estate owned of $100,000 and a decrease in premises and equipment of approximately $200,000.

Loans increased $21.4 million, or 15.4%, from $138.9 million at March 31, 2001 to $160.3 million at March 31, 2002.  In compliance with the Company’s strategic plan, the increase in loans was primarily in the consumer, commercial business and commercial real estate portfolios with less emphasis on residential mortgage loans.  The growth in loans reflected an increase in consumer loans of $6.7 million, an increase in commercial business loans of $6.7 million, an increase in commercial real estate loans of $6.2 million, an increase in construction loans of $1.5 million, and an increase in one-to-four family mortgage loans of $600,000 offset by a decrease in multi-family loans $300,000.  The implementation of an incentive-based compensation program fueled the loan growth for the fiscal year.

Investment securities increased $1.0 million, or 4.0%, from $24.8 million at March 31, 2001 to $25.8 million at March 31, 2002.  The increase was due primarily to purchases of $2.5 million offset by sales, maturities and calls of $1.3 million and a decline in the market value of theses available for sale securities of approximately $200,000.  Mortgage-backed securities increased approximately $5.6 million primarily due to purchases of $7.0 million offset by principal repayments of approximately $1.3 million and a decline in the market value of these available for sale securities.

Deposits increased $13.5 million from $145.4 million at March 31, 2001 to $158.9 million at March 31, 2002.  The increase in deposits reflected an increase in noninterest-bearing demand deposits of $3.3 million, an increase in savings, NOW and money market accounts of $8.6 million and an increase in certificates of deposit of $1.6 million.  Federal Home Loan Bank borrowings increased $10.8 million from $16.6 million at March 31, 2001 to $27.4 million at March 31, 2002.  The increase in deposits and borrowings was used to fund the increase in loans.  Borrowings were utilized during the fiscal year to fund loan growth when the cost of borrowings was more attractive than the cost of deposits.

The allowance for loan losses increased approximately $200,000 from $1.4 million at March 31, 2001 to $1.6 million at March 31, 2002 as a result of a provision for fiscal 2002 of $363,000, offset by net charge-offs of $142,000.

Stockholder’s equity increased $1.5 million to $22.0 million at March 31, 2002 as compared to $20.5 million at March 31, 2001 as a result of net income for the period of approximately $2.2 million, and the release of ESOP shares and RRP shares earned during the fiscal year of approximately $100,000 offset by a decrease in the market value of available for sale securities of $200,000, stock repurchases of approximately $300,000 and dividends paid of approximately $300,000.  Management intends to repurchase shares of its outstanding common stock in the open market at prevailing market prices from time to time depending on market conditions.  The reacquired shares will be held as treasury shares and will be used for general corporate purposes including the issuance of shares in connection with the exercise of options.

March 31, 2001 compared to March 31, 2000.  Total assets increased approximately $12.6 million, or 7.2%, from $175.3 million at March 31, 2000 to $187.9 million at March 31, 2001.  The increase was due primarily to an increase in cash and cash equivalents of approximately $300,000, an increase in loans of $11.1 million, an increase in investment securities of $1.1 million, an increase in mortgage-backed securities of approximately $200,000, and an increase in premises and equipment of approximately $600,000 offset by a decrease in goodwill of approximately $300,000 and a decrease in other assets of approximately $400,000.

Loans increased $11.1 million, or 8.7%, from $127.8 million at March 31, 2000 to $138.9 million at March 31, 2001.  The growth in loans reflected an increase in consumer loans of $4.2 million, an increase in commercial business loans of $3.2 million, an increase in one-to-four family mortgage loans of $2.0 million and an increase in commercial real estate loans of $1.7 million.

Investment securities increased $1.1 million, or 4.2%, from $25.1 million at March 31, 2000 to $26.2 million at March 31, 2001.  The increase was due primarily to an increase of $1.6 million in the market value of these available for sale securities offset by net sales of $500,000.  Mortgage-backed securities increased  $200,000 primarily due to purchases of approximately $700,000 offset by principal repayments of approximately $500,000.

Premises and equipment increased approximately $600,000 primarily as a result of the construction of an additional banking office in the Paintsville market offset by depreciation expense recorded during the fiscal year.

Deposits increased $10.5 million from $134.9 million at March 31, 2000 to $145.5 million at March 31, 2001.  The increase in deposits reflected an increase in noninterest-bearing demand deposits of $2.4 million, an increase in NOW and money market accounts of $3.8 million and an increase in certificates of deposits of $5.0 million offset by a decrease in savings accounts of approximately $800,000.  The increase in deposits was used to fund the increase in loans.

The allowance for loan losses increased approximately  $100,000 from $1.3 million at March 31, 2000 to $1.4 million at March 31, 2001 as a result of a provision for fiscal 2001 of $261,000, offset by net charge-offs of $143,000.

Stockholder’s equity increased $1.5 million to $20.5 million at March 31, 2001 as compared to $19.0 million at March 31, 2000 as a result of net income for the period of approximately $1.0 million, an increase in the market value of available for sale securities of $1.1 million and the release of ESOP shares and RRP shares earned during the fiscal year of approximately $300,000 offset by stock repurchases of approximately $500,000 and dividends paid of approximately $400,000.

Results of Operations

The Company’s results of operations depend primarily upon the level of net interest income, which is the difference between the interest income earned on its interest-earning assets such as loans and investments, and the costs of the Company’s interest-bearing liabilities, primarily deposits and borrowings.  Results of operations are also dependent upon the level of the Company’s noninterest income, including fee income and service charges, and affected by the level of its noninterest expenses, including its general and administrative expenses.  Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

Comparison of Operating Results for the Years Ended March 31, 2002 and March 31, 2001

Net Income.  Net income increased by approximately $1.2 million from $1.0 million for the fiscal year ended March 31, 2001 to $2.2 million for the fiscal year ended March 31, 2002.  The increase was due to an increase in net interest income of $1.3 million, an increase in noninterest income of $369,000 and a decrease in noninterest expenses of $68,000 offset by an increase in the provision for loan losses of $102,000, and an increase in income tax expense of $445,000.

Net Interest Income.  Net interest income increased $1.3 million from $6.3 million for the fiscal year ended March 31, 2001 to $7.6 million for the fiscal year ended March 31, 2002 due to an increase in interest income of $11,000 and a decrease in interest expense of $1.3 million.  The increase in interest income was due to an increase in the average balance of interest-earning assets offset primarily by a decrease in the yield earned on interest-earning assets.  The average balance of interest-earning assets increased $16.6 million from $166.1 million for fiscal 2001 to $182.7 million for fiscal 2002.   Interest-earning assets increased primarily due to an increase in the average balance of loans of $14.5 million, and an increase in investment and mortgage-backed securities of $2.1 million.  The average tax equivalent yield on interest-earning assets was 8.5% for the fiscal year ending March 31, 2001 compared to 7.7% for the fiscal year ending March 31, 2002.  The decrease in the yield was due primarily to a decline in market interest rates during the fiscal year.  Despite the significant decline in interest rates during the fiscal year, the Company was able to sustain interest income levels as a result of the growth in loans.

Interest expense decreased approximately $1.3 million from $7.4 million for fiscal 2001 to $6.1 million for fiscal 2002 primarily as a result of a decrease in the average rate paid on interest-bearing liabilities.  The average rate paid on interest-bearing liabilities decreased from 5.1% for the fiscal year ending March 31, 2001 to 3.9% for the fiscal year ending March 31, 2002.  The reduction in the cost of interest-bearing liabilities was due to a decline in market interest rates during the fiscal year.  The average balance of interest-bearing liabilities increased $13.3 million from $145.0 million for fiscal 2001 to $158.3 million for fiscal 2002.  The increase in the average balance of interest-bearing liabilities was due primarily to an increase in the average balance of interest-bearing deposits and borrowings.

Provision for Loan Losses.  The provision for loan losses increased by $102,000 from $261,000 for fiscal 2001 to $363,000 for fiscal 2002 based on management’s overall assessment of probable incurred losses in the loan portfolio.  The increase in the provision was due primarily to overall growth of the loan portfolio and continued diversification of the loan portfolio into consumer and commercial loans.  Management maintains the allowance for loan losses based on the analysis of various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions.  Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for loan losses will not be required in future periods.  At March 31, 2002, the allowance for loan losses totaled $1.6 million, or 1.0% of net loans and 248.0% of non-performing loans.  Non-performing loans decreased $130,000 from $786,000 at March 31, 2001 to $656,000 at March 31, 2002.

Noninterest Income.  Noninterest income increased approximately $369,000 from $1.1 million for fiscal 2001 to $1.5 million for fiscal 2002 due to an increase in service charges and other fees on deposits of $275,000, an increase in other income of $119,000 offset by a decrease in gain on sale of securities of $25,000.  The increase in service charges and other fees on deposits was the result of an increased deposit base and a continual adherence to charging fees in accordance with the established fee schedule.  Other income increased primarily due to an increase in the fees earned from the origination of secondary market loans and commissions earned from the sale of credit life and accident and health insurance on consumer loans.  The increase in these fees was fueled by the implementation of an incentive-based compensation program.  The incentive program includes fees earned on the origination of secondary market loans and credit life and accident and health insurance whereby loan officers are compensated for the level of fees generated.

Noninterest Expense.  Noninterest expenses decreased approximately $68,000 from approximately $5.8 million for the year ended March 31, 2001  to approximately $5.7 million for the year ended March 31, 2002.  The decrease in noninterest expenses was due to a decrease in federal deposit insurance premiums of $13,000, a decrease in franchise and deposit taxes of $57,000, a decrease in directors fees of $18,000, a decrease in the amortization of goodwill of $254,000 and a decrease in other operating expenses of $98,000 offset by an increase in employee compensation and benefits of $131,000, an increase in occupancy and equipment expense of $77,000, an increase in advertising expense of $78,000, an increase in communications expense of $72,000 and an increase in stationary and supplies of $14,000.

The decrease in franchise and deposit taxes, directors fees and other operating expenses was due primarily to the consolidation of the Company’s two subsidiaries in March 2001. The decrease in the amortization of goodwill was due to the implementation of the Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangibles.  Because the Company has a fiscal year end in March, the statement was applied effective April 1, 2001 and resulted in the discontinuance of the amortization of goodwill.

Compensation and benefit expenses increased $131,000 due to the implementation of an incentive compensation program, the payment of bonuses for the fiscal year and an increase in ESOP expense due to an increase in the average market value of the Company’s stock.

Occupancy and equipment expense increased approximately $77,000.  The increase was due primarily to the opening of an additional banking office in the Paintsville market in March 2001.  Advertising expense increased approximately $78,000 due to the launching of an aggressive advertising campaign that utilized the endorsement of a national celebrity.  Communications expense increased $72,000 as a result of the installation of a state-of-the-art telephone and communication system that allows voice and data to be carried simultaneously over frame relay enabling a central operator to answer calls originating from any of the Company’s market areas.

Income Tax Expense.  Income tax expense increased $445,000 due to a higher income before income taxes.

Comparison of Operating Results for the Years Ended March 31, 2001 and March 31, 2000

Net Income.  Net income decreased by approximately $22,000 from $1.1 million for the fiscal year ended March 31, 2000 to $1.0 million for the fiscal year ended March 31, 2001.  The decrease was due to an increase in net interest income of $299,000, an increase in noninterest income of $191,000 offset by an increase in the provision for loan losses of $38,000, an increase in noninterest expense of $436,000 and an increase in income tax expense of $38,000.

Net Interest Income.  Net interest income increased $299,000 from $6.0 million for the fiscal year ended March 31, 2000 to $6.3 million for the fiscal year ended March 31, 2001 due to an increase in interest income of $1.8 million offset by an increase in interest expense of $1.5 million.  The increase in interest income was due to an increase in the average balance of interest-earning assets, as well as an increase in the yield earned on interest-earning assets.  The average balance of interest-earning assets increased from $151.4 million for fiscal 2000 to $166.1 million for fiscal 2001.   Interest-earning assets increased primarily due to an increase in the average balance of loans.  The average tax equivalent yield on interest-earning assets was 8.2% at March 31, 2000 compared to 8.5% at March 31, 2001.  The increase in the yield was due to the continued diversification of the loan portfolio to higher yielding commercial and consumer loans.

Interest expense increased approximately $1.5 million from $5.8 million for fiscal 2000 to $7.3 million for fiscal 2001 primarily as a result of an increase in the average balance of interest-bearing liabilities.  The average balance of interest-bearing liabilities increased from $134.0 million at March 31, 2000 to $145.0 million at March 31, 2001.  The increase in the average balance of interest-bearing liabilities was due primarily to an increase in the average balance of interest-bearing demand accounts and an increase in the average balance of FHLB borrowings.   The average rate paid on interest-bearing liabilities increased from 4.4% at March 31, 2000 to 5.1% at March 31, 2001.  The increase in the average rate paid on interest-bearing liabilities was due to rising interest rates during the first half of the Company’s fiscal year.  Although interest rates dropped during the last quarter of the Company’s fiscal year, longer term deposits which repriced in the higher rate environment have not repriced since the reduction in rates.  However, due to the short maturities of the majority of these deposits, repricing in this lower rate environment is occurring.  The Company’s FHLB borrowings have repriced as rates have decreased.  However, the rate paid on FHLB borrowings was higher during the majority of the fiscal year resulting in an increase on the rate paid in fiscal 2001 compared to fiscal 2000.

Provision for Loan Losses.  The provision for loan losses increased by $38,000 from $223,000 for fiscal 2000 to $261,000 for fiscal 2001 based on management’s overall assessment of probable incurred losses in the loan portfolio.  The increase in the provision was due primarily to an increase in net charge-offs during fiscal 2001 compared to fiscal 2000, overall growth of the loan portfolio and continued diversification of the loan portfolio into consumer and commercial loans.  Management maintains the allowance for loan losses based on the analysis of various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions.  Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional substantial provisions for loan losses will not be required in future periods.  At March 31, 2001, the allowance for loan losses totaled $1.4 million, or 1.0% of net loans and 179.1% of non-performing loans.  The ratio of the allowance for loan losses to non-performing loans increased at March 31, 2001 from the level of March 31, 2000 due to the fact that the level of non-performing loans remained constant and the balance of the allowance increased from March 31, 2000 to March 31, 2001.

Noninterest Income.  Noninterest income increased approximately $191,000 from $895,000 for fiscal 2000 to $1.1 million for fiscal 2001 due to an increase in service charges and other fees on deposits of $212,000, an increase in the gain on sale of securities of $34,000 offset by a decrease in other income of $55,000.  The increase in service charges and other fees on deposits was the result of an increased deposit base and aggressive pricing strategies.  The Company adheres to a very strict waiver policy and during the fiscal year waived fees of only 3.9% of total charges.  The increase in the gain on the sale of securities during the current fiscal year was due to a gain on the sale of securities of approximately $32,000 being recorded during fiscal 2001 as compared to a loss on the sale of securities of $2,500 in the previous fiscal year.  Other income decreased primarily due to a loss that was recorded during fiscal 2001 on the disposal of fixed assets of approximately $31,000 compared to a gain on the disposal of fixed assets of $28,000 that was recorded during the fiscal year ended March 31, 2000.  The loss recorded during the current fiscal year on the disposal of fixed assets was primarily due to assets no longer in service as a result of the consolidation of the two subsidiaries of the Company.

Noninterest Expense.  Noninterest expense increased approximately $436,000 or 8.1%, from approximately $5.4 million for the year ended March 31, 2000 to approximately $5.8 million for the year ended March 31, 2001.  Compensation and benefit expenses increased $193,000 from $2.4 million for the year ended March 31, 2000 to $2.6 million for the year ended March 31, 2001 due to severance packages of approximately $23,000 paid in connection with the consolidation of the Company’ subsidiaries and a net increase in the number of employees prior to the consolidation in order to facilitate the growth of the Company.  Compensation and benefit expenses also increased due to a slight increase in the amount allocated to employees under the cafeteria plan.  The cafeteria plan was put in place to mitigate rising costs associated with medical insurance premiums.  Although costs under the cafeteria plan did increase slightly from the previous year, the costs did not increase as much as they would have had the plan not been in place.

Occupancy and equipment expense increased approximately $125,000 from $761,000 for 2000 to $886,000 for 2001.  The increase was due to additional repairs required during the fiscal year to existing facilities and equipment and an increase in depreciation expense.  The increase was also due to costs associated with a land lease in the Paintsville market where the new banking office was constructed and opened in March 2001.  Although, the facility was not completed until March 2001, the land lease began in August 2000.

Advertising expense increased approximately $17,000 due to intensified marketing efforts within the Company’s market area.  Franchise and deposit taxes increased $75,000 due to the conversion of the charter of Classic Bank.  Classic Bank is now subject to a franchise and deposit tax in the state of Kentucky that was not required under the thrift charter.  Amortization of goodwill increased $16,000 due to a full twelve months of the amortization of the goodwill recorded in connection with the Citizens acquisition as compared to only ten months in the previous fiscal year.

Noninterest expenses also increased due to restructuring charges of approximately $93,000 recorded in connection with the consolidation which consisted primarily of legal fees, data processing costs, additional advertising costs and employee relocations.  All of these increases were offset by reductions in the amortization of software in connection with the Company’s data processing system of $29,000, a reduction in federal deposit insurance premiums of $14,000 and a reduction in other general and administrative expenses of $40,000 due to management’s efforts to reduce overhead expenses and improve efficiency.

Income Tax Expense.  Income tax expense increased $38,000 due to a higher income before income taxes.

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates.  All average balances are monthly average balances.  Yields are reported on a tax equivalent basis.  Non-accruing loans have been included in the table as loans carrying a zero yield.  Included in interest income on loans are loan fees and other charges on loans totaling $261,000, $193,000, and $182,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

	Year Ended March 31,
	2002				2001				2000
	Average Outstanding Balance	Interest Earned/ Paid		Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid		Yield/Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable(1)	$149,979	$11,899		7.9%	$135,627	$11,904		8.8%	$121,274	$10,099		8.3%
Mortgage-backed securities	5,124	281		5.5	3,258	216		6.6	3,764	223		5.9
Investment securities	25,511	1,815		7.1	25,300	1,800		7.1	24,407	1,917		7.9
Interest-earning deposits	185	6		3.2	125	6		4.8	128	6		4.7
Federal funds sold	464	10		2.2	311	14		4.5	446	25		5.6
FHLB stock and FRB stock	1,438	87		6.1	1,512	109		7.2	1,420	98		6.9
Total interest-earning assets(1)	$182,701	14,098		7.7	$166,133	14,049		8.5	$151,439	12,368		8.2

Interest-Bearing Liabilities:
Savings accounts and interest-bearing demand	$36,380	815		2.2	$34,431	1,233		3.6	$33,549	1,081		3.2
Money market deposits	15,274	417		2.7	10,892	366		3.4	10,596	318		3.0
Certificate accounts	82,062	4,034		4.9	77,054	4,343		5.6	77,312	3,857		5.0
FHLB advances	19,753	718		3.6	19,124	1,193		6.2	8,930	421		4.7
Other short-term borrowings	4,869	116		2.4	3,540	214		6.0	3,930	215		5.5
Total interest-bearing liabilities	$158,338	6,100		3.9	$145,041	7,349		5.1	$134,317	5,892		4.4

Net interest income		$7,998				$6,700				$6,476
Net interest rate spread				3.8%				3.4%				3.8%
Net earning assets	$24,363				$21,092				$17,122
Net yield on average interest-earning assets				4.4%				4.0%				4.3%
Average interest-earning assets to average interest - bearing liabilities		1.15	x			1.15	x			1.13	x

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

	Year Ended March 31,
	2002 vs. 2001			2001 vs. 2000
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(Dollars in Thousands)

Interest-earning assets:
Loans receivable	$1,239	$(1,244)	$(5)	$1,196	$609	$1,805
Mortgage-backed securities	106	(41)	65	(32)	25	(7)
Investment securities	15	—	15	73	(190)	(117)
Other	8	(34)	(26)	(2)	2	—

Total interest-earning assets	$1,368	$(1,319)	$49	$1,235	$446	$1,681

Interest-bearing liabilities:
Savings accounts and interest bearing
demand	$67	$(646)	$(579)	$26	$126	$152
Money market accounts	134	(83)	51	8	40	48
Certificate accounts	261	(410)	(149)	(10)	496	486
FHLB advances	38	(513)	(475)	603	169	772
Other short-term borrowings	60	(157)	(97)	(21)	20	(1)

Total interest-bearing liabilities	$560	$(1,809)	$(1,249)	$606	$851	$1,457

Net interest income			$1,298			$224

Asset/Liability Management and Market Risk

The Company’s profitability, like that of many financial institutions, is dependent to a large extent upon its net interest income.  When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income.  Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income.  Finally, a flattening of the “yield curve” (i.e., a decline in the difference between long- and short-term interest rates) could adversely impact net interest income to the extent that the Company’s assets have a longer average term than its liabilities.

The Company is also subject to interest rate risk to the extent that the value of its net assets fluctuates with interest rates.  In general, the value of a portion of the Company’s assets will decline in the event of an increase in interest rates.  Historically, the Company’s lending activity consisted primarily of one-to four-family mortgages with long terms and fixed rates.  These assets are not interest rate sensitive and therefore decline in value during a period of rising interest rates.  Conversely, these assets can increase in value during a period of decreasing interest rates.  As part of the Company’s business strategy and asset/liability management policy, a primary focus of lending activity is the acquisition of variable rate and/or shorter term loans thereby now decreasing interest rate risk and fluctuations in the value of the Company’s assets.

The Company has an asset/liability management policy.  The principal goals of this policy are to enhance the Company’s net interest margin while managing its interest rate position.  Depending upon market conditions, the Company may place more emphasis on enhancing the net interest margin rather than matching the interest rate sensitivity of the Company’s assets and liabilities.  Management strives to meet the goals of the policy by continually enhancing the net interest margin while still trying to effectively manage interest rate sensitivity.  Nonetheless, the Company’s results of operations and the economic value of its equity remain vulnerable to increases in interest rates and declines in the difference between long- and short-term interest rates.

Asset/Liability management is monitored at the bank level by a committee that is comprised of the Company’s chief executive officer, chief financial officer, the president and senior lending officer of the bank and a minimum of two non-employee directors of the bank.  The committee meets periodically to review the Company’s interest rate risk position and product mix and to make recommendations for adjustments to the Company’s Board of Directors.  Management also monitors the Company’s interest rate risk position on a monthly basis, reviews the Company’s portfolio, earnings, liquidity, asset quality, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Board’s objectives in a most effective manner.

The principal elements of the Company’s asset/liability management policy are as follows.  First, the Company requires that one-to-four family ARM loans be indexed to changes in rates paid on U.S. Treasury securities and all other adjustable rate loans be indexed to the Prime rate as published in the Wall Street Journal.  Management believes that U.S. Treasury securities and the Prime rate are significantly more interest rate sensitive than other indices and provides a better opportunity to manage interest rate risk in a changing rate environment.  Second, management has and intends to continue to increase the Company’s commercial business, consumer and commercial real estate loans, subject to market conditions.  In general, such loans carry shorter terms to maturity and/or repricing, and are more interest rate sensitive than most of the Company’s other assets.  Third, management has used marketing and other initiatives to increase the Company’s transaction and other non-certificate deposit accounts and believes that such accounts generally carry lower interest costs and are more interest rate resistant than the certificates of deposit. The Company also utilizes FHLB borrowings in funding assets when the cost of these borrowing is more attractive than the cost of deposits.  There can be no assurance as to whether or when any or all of the elements of the asset/liability management program will be successfully implemented.

Economic Value of Equity  (“EVE”) analysis provides a quantitative measure of interest rate risk.  In essence, this approach calculates the difference between the market value of assets and liabilities under different interest rate environments.  The degree of change between interest rate shock levels is a measure of the volatility of value risk.  The following table sets forth, as of March 31, 2002, the estimated changes in the Company’s EVE in the event of the specified instantaneous changes in interest rates.

	Economic Value of Equity
Change in Interest Rates (Basis Points)	Estimated EVE	Amount of Change	Percent Change
	(Dollars in Thousands)

+300	$11,239	(8,493)	(43)
+200	13,790	(5,942)	(30)
+100	16,790	(2,942)	(15)
0	19,732
-100	21,767	2,035	10
-200	23,495	3,763	19
-300	25,163	5,431	28

Certain assumptions were employed by the Company in preparing the previous table.  These assumptions relate to interest rates, loan prepayment rates varied by categories and rate environment, deposit decay rates varied by categories and rate environment and the market values of certain assets under the various interest rate scenarios.  It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case.  In the event that interest rates do change in the designated amounts, there can be no assurance that the Company’s assets and liabilities would perform as set forth above.  In addition, a change in Treasury rates in the designated amounts accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the EVE than indicated above.

Liquidity and Capital Resources

The Company’s principal sources of funds are deposits and borrowings, amortization and prepayment of loan principal and mortgage–backed securities, maturities of investment securities and operations.  While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, floors and caps on loan rates, general economic conditions and competition.  The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships, but has from time to time decided not to pay deposit rates that are as high as those of its competitors and, when necessary, to supplement deposits with less expensive alternative sources of funds, such as FHLB borrowings.

The primary investing activities of the Company are originating loans and, to a much lesser extent, purchasing mortgage–backed and investment securities.  During fiscal years ended March 31, 2002, 2001, and 2000, the Company had loan originations net of principal repayments of $22.1 million, $11.3 million and $22.1 million, respectively. A substantial portion of loan originations were funded by proceeds of loan repayments, the maturity or sale of securities, deposits and FHLB advances.

The primary financing activities of the Company are deposits and borrowings.  During the fiscal years ended March 31, 2002, 2001, and 2000, the Company experienced an increase in deposits of $13.5 million, $10.5 million, and $5.1 million.  Certificates of deposits as of March 31, 2002 maturing within one year total $63.1 million.  Management expects most of these deposits to remain with the Bank. During the fiscal years ended March 31, 2002, 2001 and 2000, the Company’s net financing activity (proceeds less repayments) with the FHLB totaled $10.8 million, $0, and $16.7 million, respectively.

The Company’s most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits.  The level of these assets is dependent on the Company’s operating, financing and investing activities during any given period.  At March 31, 2002, cash and cash equivalents totaled $5.4 million.

Liquidity management is both a daily and long–term responsibility of management.  The Company adjusts its investments in liquid assets based upon management’s assessment of (i) expected loan demand,

(ii) expected deposit flows, (iii) yields available on interest–earning deposits and investment securities, and (iv) the objectives of its asset/liability management program.  Excess liquidity is invested generally in interest–earning overnight deposits and short– and intermediate–term U.S. Government and agency obligations and mortgage–backed securities of short duration.  If the Company requires funds beyond its ability to generate them internally, Classic Bank has additional borrowing capacity with the FHLB of Cincinnati  which is, in the opinion of management, adequate to provide any funds needed.

The Company anticipates that it will have sufficient funds available to meet current loan commitments.  At March 31, 2002, the Company had outstanding loan commitments totaling $15.3 million.

Both the Company and Classic Bank are required to maintain minimum levels of regulatory capital.  At March 31, 2002, both the Company and Classic Bank exceeded all of their capital requirements.

Impact of New Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements included herein for information regarding the effect of implementing new accounting standards.

Impact of Inflation and Changing Prices

The Company’s Consolidated Financial Statements and Notes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation.  The impact of inflation can be found in the increased cost of the Company’s operations.  Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies.  As a result, the Company’s performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations.  Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services.

R. MILTON GOOLSBY, C.P.A.
JOHN W. ARTIS, C.P.A.
LARRY J. WITHERS, C.P.A.
STEPHEN W. KANOUSE, C.P.A.
DELMAR H. FRALEY, C.P.A.
RODNEY M. ROBINETTE, C.P.A.

G. DALE SWENTZEL, C.P.A.
STUART T. BLEVINS, C.P.A.
DAVID K. WHALEY, C.P.A.
SHARON K. KRETZER, C.P.A.
THERESA C. LYONS, C.P.A.

Smith, Goolsby, Artis & Reams, P.S.C.

CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 551      1330 CARTER AVE.

ASHLAND, KENTUCKY  41105-0551

(606) 329-1171   FAX (606) 325-0590

Board of Directors

Classic Bancshares, Inc.

Ashland, Kentucky

INDEPENDENT AUDITOR’S REPORT

We have audited the accompanying consolidated statements of financial condition of Classic Bancshares, Inc. and Subsidiary as of March 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2002.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Classic Bancshares, Inc. and Subsidiary, as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Smith, Goolsby, Artis & Reams, P.S.C.

Ashland, Kentucky

June 11, 2002

CLASSIC BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

MARCH 31, 2002 AND 2001

	2002	2001
ASSETS
Cash and due from banks	$4,952,009	$5,442,712
Interest-bearing deposits with banks	448,037	113,188
Federal funds sold and securities purchased under agreements to resell	—	50,491
Cash and cash equivalents	5,400,046	5,606,391

Securities available for sale	25,803,491	24,794,369
Mortgage-backed and related securities available for sale	9,063,617	3,444,603
Loans, net of allowance for loan losses of $1,628,242 in 2002 and $1,406,908 in 2001.	160,315,663	138,861,807
Real estate acquired in the settlement of loans	77,622	210,745
Accrued interest receivable	1,158,144	1,187,242
Federal Home Loan Bank stock	1,480,300	1,394,000
Premises and equipment, net	5,366,126	5,620,934
Goodwill net of accumulated amortization of $864,636	5,554,549	5,554,549
Other assets	1,227,518	1,185,734

Total assets	$215,447,076	$187,860,374

LIABILITIES
Non-interest bearing demand deposits	$20,404,210	$17,186,398
Savings, NOW, and money market demand deposits	57,433,787	48,805,047
Other time deposits	81,036,439	79,438,470
Total deposits	158,874,436	145,429,915
Federal funds purchased and securities sold under agreements to repurchase	5,395,941	3,179,589
Advances from Federal Home Loan Bank	27,401,157	16,635,590
Other short-term borrowings	445,806	234,319
Accrued expenses and other liabilities	501,744	736,676
Accrued interest payable	374,276	593,353
Accrued income taxes	—	57,919
Deferred income taxes	472,761	532,706

Total liabilities	193,466,121	167,400,067
Commitments

STOCKHOLDERS’ EQUITY
Preferred stock $.01 par value; authorized, 100,000 shares - none issued	—	—
Common stock $.01 par value; authorized 1,700,000 shares; issued and outstanding, 1,322,500 shares	13,225	13,225
Additional paid-in capital	20,373,556	20,317,385
Retained earnings, substantially restricted	5,136,114	3,275,716
Accumulated other comprehensive income (loss)	(325,896)	(171,073)
Unearned ESOP shares	(643,310)	(689,320)
Unearned RRP shares	(18,812)	(58,434)
Treasury stock, at cost (201,914 at 2002 and 178,164 shares at 2001)	(2,553,922)	(2,227,192)
Total stockholders’ equity	21,980,955	20,460,307
Total liabilities and stockholders' equity	$215,447,076	$187,860,374

NOTE: The accompanying notes are an integral part of these consolidated financial statements.

CLASSIC BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED MARCH 31, 2002, 2001 AND 2000

	2002	2001	2000
INTEREST AND DIVIDEND INCOME
Loans, including fees	$11,898,779	$11,903,366	$10,099,028
Securities:
Taxable	601,770	622,063	658,106
Tax exempt	824,196	825,893	831,256
Mortgage-backed securities	281,119	215,871	223,325
Federal funds sold and securities purchased under agreements to resell	10,414	14,236	25,543
Dividends	86,500	109,186	97,793
Other interest	5,754	6,453	5,749
Total interest and dividend income	13,708,532	13,697,068	11,940,800

INTEREST EXPENSE
Deposits	5,265,668	5,935,475	5,256,203
Federal Home Loan Bank advances	718,011	1,199,312	421,172
Federal funds purchased and securities sold under repurchase agreements	107,816	182,559	180,504
Other short-term borrowings	8,365	31,786	34,067
Total interest expense	6,099,860	7,349,132	5,891,946

Net interest income	7,608,672	6,347,936	6,048,854
Provision for loss on loans	(363,000)	(261,000)	(222,500)

Net interest income after provision for loss on loans	7,245,672	6,086,936	5,826,354

NONINTEREST INCOME
Service charges	1,188,699	915,129	702,570
Gain (loss) on sale of securities	7,015	31,520	(2,500)
Other income	258,693	139,383	194,706
Total noninterest income	1,454,407	1,086,032	894,776

NONINTEREST EXPENSES
Employee compensation and benefits	2,750,305	2,619,021	2,425,898
Occupancy and equipment expense	963,814	886,365	760,911
Federal deposit insurance premiums	14,168	27,420	41,674
Advertising	299,693	221,767	204,895
Communications	191,048	119,299	116,009
Franchise and deposit taxes	185,221	242,173	167,076
Directors fees and benefits	96,068	114,050	110,450
Amortization of goodwill	—	254,225	238,226
Stationary and supplies	188,515	174,427	167,648
Other operating expenses	1,037,827	1,135,986	1,126,321
Total noninterest expense	5,726,659	5,794,733	5,359,108

INCOME BEFORE INCOME TAXES	2,973,420	1,378,235	1,362,022

Income tax expense	773,533	329,990	292,340

NET INCOME	$2,199,887	$1,048,245	$1,069,682

Basic earnings per share	$2.08	$.97	$.94
Diluted earnings per share	$1.94	$.96	$.92

NOTE: The accompanying notes are an integral part of these consolidated financial statements.

CLASSIC BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED MARCH 31, 2002, 2001 AND 2000

	2002	2001	2000

Net Income	$2,199,887	$1,048,245	$1,069,682

Other comprehensive income, net of tax:
Unrealized holding gains (losses) on securities during the period, net of tax	(150,193)	1,129,254	(1,365,151)

Reclassification adjustments for realized gains (losses) included in earnings, net of tax of $2,385, $10,717, and ($850), for 2002, 2001, and 2000, respectively	(4,630)	(20,803)	1,650

Comprehensive income (loss)	$2,045,064	$2,156,696	$(293,819)

Accumulated other comprehensive income (loss)	$(325,896)	$(171,073)	$(1,279,524)

NOTE: The accompanying notes are an integral part of these consolidated financial statements.

CLASSIC BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNEARNED ESOP SHARES	UNEARNED RRP SHARES	TREASURY STOCK	SET UNREALISED GAIN (LOSS) ON SECURITIES AVAILABLE FOR SALE	TOTAL

Balances, March 31, 1999, as previously reported	$13,225	$12,806,544	$9,362,668	$(785,150)	$(294,332)	$(897,952)	$83,977	$20,288,980
To reclassify to paid-in-capital, the retained earnings of subsidiary (Classic Bank) as of the date of its acquisition		7,486,987	(7,486,987)

Balances, March 31, 1999, as reclassified	13,225	20,293,531	1,875,681	(785,150)	(294,332)	(897,952)	83,977	20,288,980

Net income for the year ended March 31, 2000			1,069,682					1,069,682
Cash dividends paid ($.32 per share)			(369,632)					(369,632)
ESOP shares earned		14,468		48,550				63,018
RRP shares earned								116,255
RRP shares granted		365			116,255	2,360		—
RRP shares forfeited		(264)			(2,725)	(6,392)		—
Tax benefit from RRP		8,631			6,656			8,631
Purchased 66,106 treasury shares						(814,787)		(814,787)
Change in unrealized gain (loss) on available for sale securities net of applicable deferred income taxes of $702,410							(1,363,501)	(1,363,501)

Balances, March 31, 2000	13,225	20,316,731	2,575,731	(736,600)	(174,146)	(1,716,771)	(1,279,524)	18,998,646

Net income for the year ended March 31, 2001			1,048,245					1,048,245
Cash dividends paid ($.32 per share)			(348,260)					(348,260)
ESOP shares earned		4,797		47,280				52,077
RRP shares earned					117,167			117,167
RRP shares granted		(450)			(3,075)	3,525		—
RRP shares forfeited		(210)			1,620	(1,410)		—
Tax expense from RRP		(3,483)						(3,483)
Purchased 47,800 treasury shares						(512,536)		(512,536)
Change in unrealized gain (loss) on available for sale securities net of applicable deferred income taxes of $571,019							1,108,451	1,108,451

Balances, March 31, 2001	13,225	20,317,385	3,275,716	(689,320)	(58,434)	(2,227,192)	(171,073)	20,460,307

Net income for the year ended March 31, 2002			2,199,887					2,199,887
Cash dividends paid ($.32 per share)			(339,489)					(339,489)
ESOP shares earned		22,519		46,010				68,529
RRP shares earned					43,810			43,810
RRP shares granted		1,230			(4,188)	2,938		—
Tax (expense) benefit from RRP		32,402						32,402
Purchased 24,000 treasury shares						(329,668)		(329,668)
Change in unrealized gain (loss) on available for sale securities net of applicable deferred income taxes of $79,757							(154,823)	(154,823)

Balances, March 31, 2002	$13,225	$20,373,556	$5,136,114	$(643,310)	$(18,812)	$(2,553,922)	$(325,896)	$21,980,955

NOTE: The accompanying notes are an integral part of these consolidated financial statements.

CLASSIC BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002, 2001 AND 2000

	2002	2001	2000
OPERATING ACTIVITIES
Net income	$2,199,887	$1,048,245	$1,069,682
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	459,900	511,561	522,654
Provision for loan losses	363,000	261,000	222,500
Loss (gain) on sale of investment securities	(7,015)	(31,520)	2,500
Net amortization (accretion) of mortgage-backed and investment securities	53,873	34,951	76,345
Federal Home Loan Bank stock dividend	(86,300)	(95,300)	(77,900)
Deferred income tax expense (benefit)	19,812	6,221	42,012
Loss (gain) on sale of foreclosed real estate	(2,934)	(1,477)	(2,600)
Loss (gain) on disposal of equipment and software	(9,513)	30,308	(26,821)
ESOP shares earned	68,529	52,900	63,018
RRP shares earned	43,810	117,167	116,255
Amortization of goodwill	—	254,225	238,226
Decrease (increase) in:
Accrued interest receivable	29,098	(48,230)	(86,334)
Other assets	(31,488)	276,904	(252,238)
Increase (decrease) in:
Accrued interest payable	(219,077)	41,888	51,249
Accrued income taxes	(57,919)	15,500	(2,715)
Other liabilities	(234,932)	308,626	(226,429)

Net Cash Provided by Operating Activities	2,588,731	2,782,969	1,729,404

INVESTING ACTIVITIES
Investment securities:
Available for sale:
Proceeds from sales, maturities and calls	1,292,300	6,798,717	527,500
Purchased	(2,516,975)	(6,251,155)	—
Mortgage-backed securities:
Available for sale:
Principal payments	1,306,397	548,677	1,175,825
Purchased	(6,991,295)	(756,694)	—
Purchased Federal Home Loan Bank stock	—	(142,600)	—
Purchased Federal Reserve Bank stock	—	(10,550)	—
Redemption of Federal Reserve Bank stock	—	316,800	45,000
Loan originations and principal payments, net	(22,104,949)	(11,349,482)	(22,063,403)
Certificates of deposit with other banks:
Proceeds from maturities	424,150	—	—
Proceeds from sale of foreclosed real estate	(190,596)	80,978	55,500
Purchased premises and equipment		(1,035,170)	(306,326)
Proceeds from sale of equipment and fixtures	24,885	1,622	241,700
Purchased software	(7,763)	(16,218)	(47,415)
Cash paid-in excess of cash and cash equivalents acquired in purchase of Bank subsidiary	—	—	(1,574,538)

Net Cash Used by Investing Activities	(28,763,846)	(11,815,075)	(21,946,157)

	2002	2001	2000

FINANCING ACTIVITIES
Net change in deposits	$13,444,521	$10,533,119	$5,121,163
Federal Home Loan Bank borrowings	137,955,000	130,326,000	102,765,000
Repayment of Federal Home Loan Bank borrowings	(127,189,433)	(130,765,790)	(86,077,359)
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	2,216,352	491,875	(129,440)
Increase (decrease) in short term borrowings	211,487	(339,432)	489,173
Dividends paid	(339,489)	(348,260)	(369,632)
Treasury shares purchased	(329,668)	(512,536)	(814,787)

Net Cash Provided by Financing Activities	25,968,770	9,384,976	20,984,118

Net Change in Cash and Cash Equivalents	(206,345)	352,870	767,365

Cash and Cash Equivalents, Beginning of Year	5,606,391	5,253,521	4,486,156

Cash and Cash Equivalents, End of Year	$5,400,046	$5,606,391	$5,253,521

Additional Cash Flows and Supplementary Information
Cash paid during the year for:
Interest on deposits and borrowings	$1,828,913	$2,430,009	$2,019,736
Income taxes	$828,481	$310,982	$254,899
Assets acquired in settlement of loans	$288,093	$35,000	$127,556
Net unrealized gain (loss) on securities available-for-sale	$(154,823)	$1,108,451	$(1,363,501)
Liabilities assumed and cash paid in acquisition of Citizens Bank	$—	$—	$17,017,497
Fair value of assets received	$—	$—	$13,749,846
Amount assigned to goodwill	$—	$—	$3,267,651

NOTE:   The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Classic Bancshares, Inc. (the “Corporation”) was organized as a savings and loan holding company primarily for the purpose of acquiring and owning all of the outstanding common stock of Classic Bank (formerly Ashland Federal Savings Bank).  Effective September 30, 1996, Classic Bancshares, Inc. became a bank holding company upon its acquisition of 100% of the outstanding common stock of First National Bank of Paintsville (First National).

As more fully described in Note 3, on May 14, 1999, Classic Bank acquired 100% of the outstanding common stock of Citizens Bank, Grayson, Kentucky.  Citizens Bank was dissolved upon consummation of the merger and it assets and liabilities merged into Classic Bank with the former Citizens Bank continuing in operations as a branch of Classic Bank.

Effective June 30, 2000, Classic Bank converted from a federal savings bank to a Kentucky chartered state commercial bank.

Effective March 16, 2001, First National Bank was merged into Classic Bank in a consolidation of subsidiaries accounted for in a manner similar to a pooling-of-interest.  The former First National Bank continues in operation as a branch of Classic Bank.  Restructuring charges related to the merger and charged to operations during the fiscal year 2001 totaled $112,834 ($74,470 net of tax) consisting of employee related charges of $19,643 and other charges of $93,191.

Classic Bank (the “Bank”) conducts a general commercial banking business in eastern Kentucky which consists of attracting deposits from the general public and using those funds, together with other funds, to originate residential, consumer and nonresidential loans, primarily in its market area.

The Bank’s revenues are derived principally from interest earned on loans and to a lesser extent, from interest earned on investments and service fees on loans and deposit accounts.  The operations of the Bank is influenced significantly by general economic conditions and by policies of financial institutions regulatory agencies.  The Bank’s cost of funds are influenced by interest rates on competing investments and general market rates.  Lending activities are affected by the demand for financing real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered.

The Bank’s net interest income is dependent primarily upon the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits, as well as the relative amounts of such assets and liabilities.  The Bank, like most financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest earning assets.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America and general accounting practices within the financial services industry.  In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particulary susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets.

The following is a summary of the Corporation’s significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

A.                                    Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and the Banks. All significant intercompany balances and transactions have been eliminated.

B.                                    Investment Securities and Mortgage-Backed and Related Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities.”  SFAS No. 115 requires that investment securities be categorized as held-to-maturity, trading, or available-for-sale.  Securities classified as held-to-maturity are carried at amortized cost only if the Corporation has the positive intent and ability to hold these securities to maturity.  Trading securities and securities available-for-sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders’ equity, respectively.  Investment and mortgage-backed securities are classified according to management’s intent upon acquisition.  The Corporation’s stockholders’ equity reflected net unrealized losses of $325,896 and $171,073 at March 31, 2002, and 2001, respectively.  Realized gains and losses on sales of securities are recognized using the specific identification method.

C.            Loans Receivable and Allowance for Loan Losses

Loans receivable, net are stated at unpaid principal balances, less the allowance for loan losses, plus or minus net deferred loan origination costs or fees, and the undisbursed portion of loans in process.

Interest is accrued as earned unless the collectibility of the loan is in doubt.  Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management’s periodic evaluation.  The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

It is the Corporation’s policy to establish an allowance for loan losses for the purpose of absorbing losses associated with the loan portfolio.  All actual loan losses are charged to the related allowance and all recoveries are credited to it.  Additions to the allowance for loan losses are provided by charges to operations based on various factors, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing and projected economic conditions.  Management evaluates the carrying value of loans periodically in order to evaluate the adequacy of the allowance.  While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if the assumptions used in making the evaluations require material revision.

The Corporation accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”.  SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral.

Under SFAS No. 114, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  In applying the provisions of SFAS No. 114, the Corporation considers its investment in one-to-four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment.  With respect to the Corporation’s investment in multi-family and nonresidential loans, and its evaluation of any impairment thereon, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

At March 31, 2002 and 2001, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

D.            Loan Origination Fees

Loan fees are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 91.  SFAS No. 91 requires loan origination fees and certain related direct loan origination costs be offset and the resulting net amount be deferred and amortized over the contractual life of the related loans as an adjustment to the yield on such loans, using the level yield method.

E.             Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of the loan’s unpaid principal balance (cost) or fair value at the date of foreclosure less estimated selling expenses.

Real estate loss provisions are recorded if the fair value declines below the fair value initially determined at the acquisition date.   Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.  The historical average holding period for such properties is six months.

F.             Premises and Equipment

Land is carried at cost.  Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over estimated useful lives of the assets, estimated to be ten to fifty years for buildings and five to ten years for furniture, fixtures and equipment.  An accelerated method of computing depreciation is primarily used for tax reporting purposes.

G.            Goodwill and Other Intangibles

Prior to April 1, 2001, goodwill resulting from the acquisition of First National and Citizens Bank totaling approximately $6.4 million was being amortized over a twenty-five year period using the straight-line method.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 “Goodwill and Intangible Assets,” which prescribes accounting for all purchased goodwill and intangible assets.  Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis and between annual tests whenever an impairment indicator arises.  Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.  The annual goodwill impairment test may be performed any time during the fiscal year provided the test is performed at the same time every year.

The corporation adopted SFAS No. 142 effective April 1, 2001 as permitted, and the transitional goodwill impairment tests of the Corporation’s Banking segment was performed in the second quarter of the Company’s 2002 fiscal year end.  As a result of the adoption of this Statement, the Corporation will discontinue the amortization of goodwill and will record impairment losses only when required by the application of SFAS No. 142.  The impact of the adoption of Statement No. 142 on net income for the Corporation is as follows:

	FOR THE YEARS ENDED MARCH 31,
	2002	2001	2000
	(In thousands, except for per share amounts)

Reported net income	$2,200	$1,048	$1,070
Add back: Goodwill amortization	0	254	238
Adjusted net income	$2,200	$1,302	$1,308

Basic Earnings Per Share:
Reported net income	$2.08	$0.97	$0.94
Goodwill amortization	0.24		.21
Adjusted net income	$2.08	$1.21	$1.15

Diluted Earnings Per Share:
Reported net income	$1.94	$0.96	$0.92
Goodwill amortization	0.23		.21
Adjusted net income	$1.94	$1.19	$1.13

The changes in the carrying amount of goodwill for the fiscal year ended March 31, 2002 were as follows:

BANKING SEGMENT
(In thousands)
Balance, April 1, 2001	$5,555
Goodwill acquired	0
Impairment losses	0
Goodwill written off related to disposal of reporting unit	0
Balance, March 31, 2002	$5,555

The fair value of the reporting unit was estimated using a multiple of earnings as determined by current industry information.  The testing indicated that the fair value of the reporting unit exceeded the carrying amount of the net assets (including goodwill).

H.            Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.”  Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods.  Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years’ earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income.  A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income.  Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation’s principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, the general loan loss allowance, and certain components of retirement expense.  A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

I.                                         Earnings Per Share

Basic earnings per share is calculated based on 1,056,882, 1,080,469, and

1,132,025, weighted average number of common shares outstanding for the years ended March 31, 2002, 2001, and 2000, respectively.

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation’s stock option and recognition and retention plan.  Weighted average common shares deemed outstanding for purpose of computing diluted earnings per share totaled 1,132,974, 1,087,788, and 1,157,567, for the years ended March 31, 2002, 2001, and 2000, respectively.  There were 76,092, 1,915, and 17,830, incremental shares related to the assumed exercise of stock options, and 0, 5,404, and 7,712, incremental shares related to the assumed issuance of recognition and retention plan shares for the years ended March 31, 2002, 2001, and 2000, respectively.

Options to purchase 400 and 75,476 shares of common stock with a weighted-average exercise price of $16.75 and $13.02 per share were outstanding at March 31, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share for those years because the exercise price was greater than the average market price of the common shares.  These options expire between February 1, 2007 and February 15, 2012.

J.                                      Impact of Recent Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration.  SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000.  The adoption of SFAS No. 140 did not have a material effect on the Corporation’s financial position or results of operations.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations,” which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method.  The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001.

The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001.  Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on the Corporation’s financial position or results of operations.

K.                                    Financial Instruments

Other off-balance-sheet instruments.  In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit-card arrangements, and standby letters of credit.  Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

L.                                     Fair Values of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires that the Corporation disclose estimated fair values for its financial instruments.  In accordance with SFAS No. 107, fair values are based on estimates using present value and other valuation techniques in instances where quoted prices are not available.  These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows.  As such, the derived fair value estimates cannot be substantiated by comparison to independent markets and, further, may not be realizable in an immediate settlement of the instruments.  SFAS No. 107 also excludes certain items from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments.

Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate their fair value.

Securities available for sale - Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices.  The carrying values of restricted equity securities (Federal Home Loan Bank stock) represents redemption value and approximates fair value.

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

Based on the methods and assumptions set forth above, the estimated fair value of the Corporation’s financial instruments as of March 31, 2002 and 2001 are as follows:

	2002		2001
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
	(In thousands)
Financial Assets:
Cash and due from banks	$5,400	$5,400	$5,556	$5,556
Federal funds sold and securities purchased under agreements to resell	—	—	50	50
Securities available-for-sale	25,803	25,803	24,794	24,794
Mortgage-backed securities available-for-sale	9,064	9,064	3,445	3,445
Federal Home Loan Bank stock	1,480	1,480	1,394	1,394
Loans receivable, net	160,316	168,221	138,862	140,949
Accrued interest receivable	1,158	1,158	1,187	1,187

Financial Liabilities:
Certificates of deposit	$81,036	$81,329	$79,438	$79,734
Other deposit accounts	77,731	77,731	65,992	65,992
Federal funds purchased and securities sold under agreements to repurchase	5,396	5,398	3,180	3,180
Advances from the Federal Home Loan Bank	27,401	27,071	16,636	16,661
Other short-term borrowings	446	446	234	234
Accrued interest payable	374	374	593	593

M.                                  Cash and Cash Equivalents

For the purposes of reporting consolidated cash flows, the Corporation considers cash, balances with banks, federal funds sold, securities purchased under agreements to resell and interest-bearing cash deposits in other depository institutions with initial maturities of three months or less to be cash equivalents.

N.                                    Advertising Costs

Advertising costs are expensed when incurred.

O.                                   Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statements.  Such reclassifications had no effect on net income or stockholders’ equity as previously reported.

NOTE 2:                                                RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with a designated depository financial institution.  The required reserve as of March 31, 2002 and 2001 was $175,000 and $443,000, respectively.

NOTE 3:                ACQUISITION

Effective May 14, 1999, Classic Bank acquired 100% of the outstanding common stock of Citizens Bank, Grayson, Kentucky, utilizing the purchase method of accounting.  Citizens Bank was dissolved upon consummation of the transaction with the assets and liabilities of Citizens merged into Classic Bank and the former Citizens Bank continuing in operations as a branch of Classic Bank.

The total acquisition cost was $4,581,777 cash.  At May 14, 1999, the fair value of Citizens assets were $13,749,847, liabilities were $12,435,720, and net assets were $1,314,127.  Goodwill recorded in connection with the transaction was $3,267,650.

The results of Citizens operations subsequent to May 14, 1999, are included in the consolidated financial statements.  Presented below is the unaudited pro-forma condensed consolidated results of operations for the year ended March 31, 2000, assuming the transaction occurred at the beginning of the fiscal year ended March 31, 2000.

2000
(In thousands except per share amounts)

Net interest income	$6,054
Net income	$743
Basic earnings per share	$0.66
Diluted earnings per share	$0.64

NOTE 4:                INVESTMENT AND MORTGAGE-BACKED SECURITIES

Investment securities and mortgage-backed securities have been classified in the consolidated statements of financial condition according to management’s intent.  The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at March 31, 2002 and 2001 are as follows:

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE

Available-for-sale

March 31, 2002:
U. S. Government Agency Securities	$2,500,000	$6,946	$(19,265)	$2,487,681
Obligations of state and political subdivisions	17,177,903	284,343	(419,812)	17,042,434
Corporate debt securities	6,532,480	21,814	(280,918)	6,273,376
	$26,210,383	$313,103	$(719,995)	$25,803,491

March 31, 2001:
U. S. Government Agency Securities	$3,068,322	$15,112	$—	$3,083,434
Obligations of state and political subdivisions	16,259,763	301,173	(204,739)	16,356,197
Corporate debt securities	5,681,075	10,375	(336,712)	5,354,738
	$25,009,160	$326,660	$(541,451)	$24,794,369

The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of mortgage-backed securities at March 31, 2002 and 2001 are as follows:

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Available-for-sale

March 31, 2002:
FHLMC	$7,602,117	$35,810	$(135,458)	$7,502,469
FNMA	1,061,986	20,779	—	1,082,765
Other	108,408	—	(1,372)	107,036
REMICS:
FHLMC	377,996	—	(6,649)	371,347
	$9,150,507	$56,589	$(143,479)	$9,063,617

March 31, 2001:
FNMA	$1,841,016	$—	$(53,910)	$1,787,106
FHLMC	1,075,229	16,015	—	1,091,244
Other	132,855	—	(1,962)	130,893
REMICS:
FHLMC	439,914	—	(4,554)	435,360
	$3,489,014	$16,015	$(60,426)	$3,444,603

Gross realized gains and gross realized losses on the sale of available-for-sale investment and mortgage-backed securities were $7,015 and $0, respectively for the year ended March 31, 2002, and $33,227 and $1,707, respectively for the year ended March 31, 2001, and $0 and $2,500, respectively for the year ended March 31, 2000.

The amortized cost and estimated fair value of investment and mortgage-backed securities at March 31, 2002 and 2001 by contractual term to maturity are shown below.  Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2002		2001
	AMORTIZED COST	ESTIMATED FAIR VALUE	AMORTIZED COST	ESTIMATED FAIR VALUE
	(In Thousands)

Due in one year or less	$150	$152	$100	$100
Due after one year through five years	2,511	2,618	2,358	2,436
Due after five years through ten years	4,095	4,140	4,650	4,743
Due after ten years	19,454	18,893	17,901	17,515
	26,210	25,803	25,009	24,794

Mortgage-backed securities-not due at a single maturity date	9,151	9,064	3,489	3,445
TOTAL	$35,361	$34,867	$28,498	$28,239

Securities carried at approximately $14,781,917 at March 31, 2002, and $14,423,820 at March 31, 2001, were pledged to secure deposits of public funds and for other purposes required or permitted by law.

The amortized cost of mortgage-backed securities includes unamortized premiums of $108,564 and $66,950 and unearned discounts of $12,299 and $17,170 at March 31, 2002 and 2001, respectively.

Mortgage-backed securities with adjustable rates totaled $1,130,735 and $1,729,113 at March 31, 2002 and 2001, respectively.

Accrued interest receivable includes $378,000 and $354,406, at March 31, 2002 and 2001, respectively, related to investment and mortgage-backed securities.

NOTE 5:                LOANS RECEIVABLE

The components of loans in the consolidated statements of financial condition were as follows:

	MARCH 31
	2002	2001
	(In Thousands)
Real estate loans:
One-to-four family	$74,321	$73,576
Commercial	23,105	16,877
Multi-family	1,083	1,342
Construction	4,823	3,287
Consumer Loans	24,966	18,249
Commercial loans	33,522	26,846

Total loans receivable	161,820	140,177

Less: Unearned discounts and loan origination costs	(124)	(92)
Allowance for loan losses	1,628	1,407

Total loans receivable, net	$160,316	$138,862

Loans with adjustable rates totaled $73.9 million and $57.5 million March 31, 2002 and 2001, respectively.

Accrued interest receivable includes $780,144 and $832,836 at March 31, 2002 and 2001, respectively, related to loans receivable.

Activity in the allowance for loan losses is summarized as follows for the years ended March 31:

	2002	2001	2000

Balance at beginning of year	$1,406,908	$1,289,302	$860,658
Provision for losses	363,000	261,000	222,500
Allowance resulting from acquisition	—	—	505,989
Charge-offs	(181,876)	(190,821)	(370,712)
Recoveries	40,210	47,427	70,867
Balance at end of year	$1,628,242	$1,406,908	$1,289,302

The following is a summary of non-performing loans at March 31:

	2002	2001	2000
	(In Thousands)
Accruing loans past due 90 days or more	$244	$124	$153
Nonaccrual loans	412	662	620

Total non-performing loan balances at year end	$656	$786	$773

Non-performing loans as a percentage of loans	.41%	.56%	.60%

In the normal course of business and subject to normal credit policies, the Bank makes loans to officers, directors, their immediate family and business interests of such persons.  At March 31, 2002 and 2001, the balances of loans to such parties were as follows:

	2002	2001

Aggregate amount of indebtedness at beginning of year	$8,108,287	$5,875,096
New loans	42,573,962	23,729,645
Repayments	(36,559,531)	(21,496,454)
Aggregate amount of indebtedness at end of year	$14,122,718	$8,108,287

NOTE 6:                PREMISES AND EQUIPMENT

Premises and equipment at March 31, 2002 and 2001 by major classifications are as follows:

	2002	2001

Land	$1,267,198	$1,267,198
Buildings and improvements	4,094,683	4,080,603
Furniture and equipment	2,965,557	2,863,636

TOTAL	8,327,438	8,211,437
Less: Accumulated depreciation	2,961,312	2,590,503
	$5,366,126	$5,620,934

Depreciation expense charged to operations for the years ended March 31, 2002, 2001, and 2000 totaled $430,032, $445,235, and $426,917, respectively.

Subsequent to March 31, 2002, the Corporation acquired land in Greenup,

Kentucky for the purpose of constructing a new branch bank.  The total estimated cost of the new branch, including land, improvements and furnishings, totals approximately $925,000.00.

NOTE 7:                DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit each with a minimum denomination of $100,000 or more was approximately $26,529,516 and $19,678,826 at March 31, 2002 and 2001, respectively.

The scheduled maturities of certificates of deposit were as follows for the years ending March 31:

2003	$63,112,589
2004	15,589,401
2005	1,160,650
2006	420,286
2007 and thereafter	753,513
$81,036,439

Interest expense on deposits is summarized as follows for the years ended March 31:

	2002	2001	2000
	(In Thousands)

Certificates of deposit	$4,034	$4,336	$3,856
NOW accounts and money market demand accounts	973	1,265	996
Passbook and club accounts	259	334	404
	$5,266	$5,935	$5,256

The Bank held related party deposits of approximately $4.0 million and $3.1 million at March 31, 2002 and 2001, respectively.

NOTE 8:                ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Cincinnati totaled $27,401,157 at March 31, 2002.  In addition, the Federal Home Loan Bank had issued for the account of Classic Bank, $11,700,000 in standby letters of credit for the benefit of depositors of public funds.  The advances and letters of credit are collateralized with the Bank’s Federal Home Loan Bank stock with a carrying value of $1,480,300 and certain residential real estate mortgage loans in the amount of $53,136,209.

At March 31, 2002, advances with a remaining term of 90 days or less, and a weighted average interest rate of 1.90% totaled $8,200,000.  Advances requiring monthly principal reductions with a weighted average maturity of 4.6 years and a weighted average interest rate of 4.09% totaled $19,201,157.

Scheduled principal payments are due as follows:

Due in fiscal year ending:
March 31, 2003	$11,777,339
March 31, 2004	4,008,980
March 31, 2005	3,773,615
March 31, 2006	3,146,403
March 31, 2007	3,381,133
After March 31, 2007	1,313,687
$27,401,157

NOTE 9:                SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase at March 31, 2002 and 2001 totaled $5,395,941 and $3,179,589, respectively.

Information concerning securities sold under agreements to repurchase is summarized as follows:

	2002	2001

Average balance during the year	$4,552,598	$3,027,566
Average interest rate during the year	2.37%	6.02%
Maximum month-end balance during the year	$5,872,828	$3,689,960

U.S. Government Agency and municipal securities underlying the agreements at year-end:

Amortized cost	$5,396,000	$3,290,573
Estimated fair value	$5,287,000	$3,369,336

Securities sold under agreements to repurchase at March 31, 2002 and 2001 had maturities ranging from one day to nine months.

NOTE 10:              OTHER BORROWINGS

Other short-term borrowings at March 31, 2002 and 2001 consist of term treasury tax and loan deposits and are generally repaid within one to twenty days from the date of the transaction.  Securities with an amortized cost of $450,000 and $1,518,322 and estimated fair value of $453,125 and $1,528,331, were pledged at March 31, 2002 and 2001, respectively, as collateral for treasury tax and loan deposits.

NOTE 11:              INCOME TAXES

The provision for income taxes consists of:

	YEARS ENDED MARCH 31
	2002	2001	2000

Currently payable - Federal	$721,320	$327,252	$241,698
Deferred - Federal	19,812	6,221	42,012
	$741,132	$333,473	$283,710

Federal tax benefit (expense) from RRP credited (charged) to paid in capital	32,401	(3,483)	8,630
	$773,533	$329,990	$292,340

The following tabulation reconciles the federal statutory tax rate to the effective rate of taxes provided for income taxes:

	YEARS ENDED MARCH 31
	2002	2001	2000

Tax at statutory rate	34.0%	34.0%	34.0%
Tax exempt income	(9.4)	(20.4)	(20.3)
Non-deductible expenses	1.3	10.1	9.1
Other	0.1	0.2	(1.3)
	26.0%	23.9%	21.5%

The components of the Corporation’s net deferred tax asset (liability) as of March 31, 2002 and 2001, are summarized as follows:

	2002	2001
Deferred tax assets:
Loans and loan loss allowance	$239,218	$153,241
AMT credit carryforward	0	32,050
Retirement and incentive programs	51,495	35,352
Foreclosed real estate	0	37,501
Net unrealized loss on available for sale securities	167,886	88,129
Other assets	27,183	38,791
	485,782	385,064
Deferred tax liabilities:
Federal Home Loan Bank stock dividends	(290,972)	(261,630)
Premises and equipment	(340,791)	(339,373)
Retirement and incentive programs	(264,195)	(264,195)
Accretion on securities	(19,616)	(18,092)
Deferred loan origination costs	(42,969)	(34,480)
	(958,543)	(917,770)

Net deferred tax asset (liability)	$(472,761)	$(532,706)

For years prior to 1996, savings institutions (formerly Classic Bank) were allowed a statutory bad debt deduction of otherwise taxable income of 8%, subject to limitations based on  aggregate  loans  and  savings  balances.  If the amounts that qualify as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate.  The percentage of earnings bad debt deductions for Classic Bank had accumulated to approximately $1.9 million at March 31, 2002.  The estimated deferred tax liability on such amount is approximately $646,000, which has not been recorded in the accompanying consolidated financial statements.  The Bank does not have any significant post 1987 increases in the percentage of earnings bad debt deduction subject to recapture.  Banks can no longer utilize the percentage of earnings method to compute their bad debt deduction.

NOTE 12:              OFF BALANCE SHEET ACTIVITIES

Credit-Related Financial Instruments.  The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit.  Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments.  The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At March 31, 2002 and 2001, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	March 31 2002	March 31 2001
	(In thousands)

Commitments to grant loans	$2,966	$785
Unfunded commitments under lines of credit	11,982	9,332
Commercial and standby letters of credit	323	560

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The commitments for equity lines of credit may expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers.  These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters-of-credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  Those letters-of-credit are primarily issued to support public and private borrowing arrangements.  Essentially all letters of credit issued have expiration dates within one year.  The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers.  The Bank generally holds collateral supporting those commitments if deemed necessary.

The Corporation has entered into lease agreements for office premises and equipment under operating leases which expire at various dates through 2020.  The following table summarizes minimum payments due under lease agreements by year:

Year Ending March 31	(Dollars in Thousands)

2003	$87
2004	85
2005	79
2006	79
2007 and thereafter	693
$1,023

Total rental expense under operating leases was approximately $98,017, $61,363, and $27,515, for the years ended March 31, 2002, 2001 and 2000, respectively.

NOTE 13:                                         LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s consolidated financial statements.

NOTE 14:              SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT

All of the Bank’s loans, commitments and standby letters of credit have been granted to customers in the Bank’s market area.  Investments in state and municipal securities primarily involve government entities within the Bank’s market area.  The concentration of credit by type of loan are set forth in Note 5.

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

The Bank’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the consolidated statements of financial condition.  Because these instruments have fixed maturity dates and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

The Bank had deposits with other financial institutions which exceeded the federally insured limits at March 31, 2002 by approximately $215,483.  The Bank does not have a policy for requiring collateral on such deposits.

NOTE 15:              BENEFIT PLANS

The Corporation and its subsidiary participate in the Pentegra multi-employer pension plan.  This non-contributory defined benefit plan covers all eligible employees of the Corporation and its subsidiary meeting certain service and age requirements.  The plan operates on a fiscal year ending June 30, and it is the policy of the Corporation to fund the normal cost of the plan.  Contributions to the plan have not been required for the years ended March 31, 2002, 2001 and 2000.  The data available from the plan administrators is not sufficient to determine the Corporation’s share of the pension plan’s accumulated benefit obligation or the net assets attributable to the Corporation.

Effective July 1, 1997, First National’s defined benefit plan was terminated and its plan assets were merged into the Corporation’s Pentegra multi-employer pension plan.  All eligible employees of First National became participants in the Corporation’s multi-employer pension plan.  Prepaid pension expense of $777,045, representing the excess of the fair value of pension plan assets over the accrued actuarial pension liability at July 1, 1998, is included in other assets in the consolidated statement of financial condition at March 31, 2002 and 2001.

Effective September 30, 1995, Classic Bank entered into a non-qualified supplemental executive retirement agreement (agreement) with the Bank’s chief executive officer which provides for the payment of a monthly supplemental retirement benefit equal to up to 24% of his average monthly compensation during the three highest 12-month periods in the ten years prior to retirement.  Such benefit shall be payable upon normal retirement at age 65 or under certain circumstances, after age 55, if his termination is without cause.  Upon the officer’s death, 50% of the amount payable under the agreement shall be payable to his spouse until her death.

The following table sets forth the supplemental executive retirement plan’s funded status and amounts recognized in the consolidated financial statements at March 31, 2002 and 2001, and 2000:

	2002	2001	2000
Accumulated vested benefit obligation	$(65,116)	$(47,928)	$(34,231)

Projected benefit obligation	$(120,279)	$(98,052)	$(71,462)
Under (over) accrual	32,769	24,656	10,449

Accrued retirement cost	$(87,510)	$(73,396)	$(61,013)

Net retirement cost includes the following components:

Service cost - benefits earned during the year	$16,058	$15,273	$13,357
Interest cost	6,745	5,346	3,740
Other	(7,976)	(7,262)	(6,218)

Net retirement cost	$(14,827)	$13,357	$10,879

Discount rate	7.0%	7.0%	7.0%
Rate of increase in future compensation levels	5.0%	5.0%	5.0%

In conjunction with the stock conversion, the Corporation established an Employee Stock Ownership Plan (ESOP) which covers substantially all employees.  The ESOP borrowed $1,058,000 from the Corporation and purchased 105,800 common shares, equal to 8% of the total number of shares issued in the conversion.  The Bank makes scheduled discretionary contributions to the ESOP sufficient to service the debt.  Shares are allocated to participants’ accounts under the shares allocated method.  The cost of shares not committed to be released and unallocated shares is reported as a reduction of stockholders’ equity.

Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest; dividends on allocated ESOP shares are recorded as a reduction of retained earnings.  Allocated ESOP shares become outstanding for earnings-per-share computations.  Compensation expense is recorded based on the average fair market value of the ESOP shares when committed to be released.  The expense under the ESOP for the years ended March 31, 2002, 2001, and 2000, was $68,529, $52,077, and $63,080, respectively.

The ESOP shares at March 31, 2002 and 2001 are as follows:

	2002	2001

Allocated shares	41,469	36,868
Unearned shares	64,331	68,932
Total ESOP shares	105,800	105,800

Fair value of unearned shares	$1,098,194	$878,883

On July 29, 1996, stockholders of the Corporation approved the 1996 Recognition and Retention Plan (“RRP”).  Under the RRP, restricted stock awards of up to 4% of the common stock sold in the conversion may be awarded to the directors, officers and key employees of the Corporation and its subsidiary.  The Corporation completed the funding of the plan in September 1996 by purchasing 52,900 shares of common stock in the open market at a total cost of $621,575, which reduced consolidated stockholders equity.  At March 31, 2002, vested, unvested and unawarded RRP shares totaled 51,396, 1,390 and 114, respectively.

NOTE 16:              STOCK OPTION PLAN

The holders of the restricted shares have all of the rights of a shareholder, except that they cannot sell, assign, pledge or transfer any of the restricted shares during the restricted period.  The restricted shares vest at a rate of 20% on each anniversary of the grant date.  RRP expense of $48,131, $117,166, and $116,255, was recorded for the years ended March 31, 2002, 2001, and 2000 respectively.

During the fiscal year ended March 31, 1998, the Corporation adopted a 401(k) Savings and Profit Sharing Plan covering substantially all employees.  Under the plan, the Corporation matches 50.0% of the employee’s contribution up to 3.0% of the employee’s salary.   Total expense under this plan was $51,487, $52,900, and $47,842, for the years ended March 31, 2002, 2001, and 2000, respectively.

On July 29, 1996, stockholders of the Corporation approved the 1996 Stock Option and Incentive Plan (“SOP”).  Under the 1996 SOP 132,250 shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiary.

The following tabulation shows the number of shares and the exercise price of options awarded to officers, directors, and key employees by date of grants, net of subsequent forfeitures:

	Shares Granted	Exercise Price

July 29, 1996	106,774	$10.8125
February 1, 1997	19,000	$13.3750
September 14, 1998	4,500	$13.8750
October 12, 1998	626	$13.7500
April 19, 1999	200	$13.6250
March 12, 2001	450	$12.3130
February 15, 2002	400	$16.7500

All grants under the 1996 “SOP” are exercisable at the fair market value at the date of the grants. The options vest with the grantees at the rate of 20% per year on each anniversary date of the grants and are available for exercise, subject to the vesting schedule, for up to ten years from the grant date.

A summary of the status of the Corporation’s 1996 stock option plan as of March 31, 2002, 2001, and 2000, and changes during the periods ending on those dates is presented below:

	2002		2001		2000
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Options outstanding at beginning of year	132,250	11.32	131,800	$11.32	132,050	$11.32
Granted	400	$16.75	450	$12.31	200	$13.63
Exercised	0	—	0	—	0	—
Forfeited	(700)		0	—	(450)	$13.38
Options outstanding at end of year	131,950	$11.33	132,250	$11.32	131,800	$11.32

Eligible for exercise at year end	129,020	$11.33	103,109	$11.32	76,749	$11.32

Weighted average fair value of options granted during the year		$5.05		$3.71		$3.98

The following information applies to the 1996 Stock Option and Incentive Plan options outstanding at March 31, 2002:

RANGE OF EXERCISE PRICE	OUTSTANDING	AVERAGE REMAINING LIFE (YEARS)	AVERAGE EXERCISE PRICE
$ 10.8125 to $16.7500	131.950	4.5 years	$11.33

On July 27, 1998, the stockholders of the Corporation approved the 1998 Premium Price Stock Option Growth Plan.  Under the 1998 SOP, 50,000 shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiaries.

The following tabulation shows the number of shares and the exercise price of options awarded to officers, directors, and key employees by date of grants, net of subsequent forfeitures:

	SHARES GRANTED	EXERCISE PRICE

February 15, 1999	5,000	$16.2950
April 19, 1999	5,550	$14.9880
April 24, 2000	24,000	$11.2750
March 12, 2001	14,350	$13.5440

These grants vest immediately with the grantees and may be exercised at any time up to ten years.

A summary of the Corporation’s 1998 Premium Price Stock Option Growth Plan as of March 31, 2002, 2001 and 2000 and changes during the periods ending on those dates is presented below:

	2002		2001		2000
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Options outstanding at beginning of year	50,000	$12.84	11,300	$15.57	5,000	$16.30
Granted during the year	0	—	39,450	$12.10	6,300	$14.99
Exercised	0	—	0	—	0	—
Forfeited	1,100	$(11.28)	(750)	$(14.99)	0	—
Options outstanding at end of year	48,900	$12.88	50,000	$12.84	11,300	$15.57

Eligible for exercise at year end	48,900	$12.88	50,000	$12.84	11,300	$15.57
Weighted-average fair value of options granted during the year		N/A		$2.64		$3.55

The following information applies to the 1998 Premium Price Stock Option Growth Plan at March 31, 2002:

RANGE OF EXERCISE PRICE	OUTSTANDING	AVERAGE REMAINING LIFE (YEARS)	AVERAGE EXERCISE PRICE
$11.275 to $16.295	48,900	7	$12.88

On August 13, 2001, the stockholders of the Corporation approved the 2001 Premium Price Stock Option and Growth Plan.  Under the 2001 SOP, 50,000 shares were reserved for issuance to officers, directors and key employees of the Corporation and its subsidiary.  No options had been granted under the 2001 plan as of March 31, 2002.

The Corporation has adopted SFAS No. 123, “Accounting for Stock-Based Compensation,” which contains a fair-value based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award.  Compensation is then recognized over the service period, which is usually the vesting period.  Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.”  Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair-value based method of accounting defined in SFAS No. 123 had been applied.

The Corporation utilizes APB Opinion No. 25 and related interpretations in accounting for its stock option plans.  Accordingly, no compensation cost has been recognized for the plans.  Had compensation cost for the Corporation’s stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	MARCH 31
	2002	2001	2000
Net earnings
As reported	$2,199,887	$1,048,245	$1,069,682
Pro forma	$2,172,325	$894,619	$983,115

Earnings per share
Basic:
As reported	$2.08	$.97	$.94
Pro forma	$2.05	$.83	$.86
Diluted:
As reported	$1.94	$.96	$.92
Pro forma	$1.92	$.82	$.85

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield 3.0%; expected volatility of 28.48%; risk free interest rate of 6.19%; and expected lives of 7 years.

NOTE 17:              REGULATORY CAPITAL REQUIREMENTS

As of March 31, 2000, Classic Bank was subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the “OTS”), and the former First National Bank was subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the “FDIC”).  During the 2001 fiscal year, Classic Bank converted to a state chartered bank and First National Bank was merged into Classic Bank in a consolidation of subsidiaries.  The surviving entity, Classic Bank, is now subject to the regulatory capital requirements of the “FDIC”.  Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to adjusted total assets (as defined).

As of March 31, 2002, the most recent notification from regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since those dates that management believes have changed the bank’s category.  The following table sets forth the Bank’s minimum capital requirements and actual capital as of March 31, 2002 and 2001.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE WELL CAPITALIZED UNDER PROMPT ACTION PROVISIONS

	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
	(Dollars in thousands)
March 31, 2002

Total Capital
(to Risk Weighted Assets)	$16,277	10.6%	$12,274	8.0%	$15,342	10.0%
Tier I Capital
(to Risk Weighted Assets)	$14,649	9.5%	$6,137	4.0%	$9,205	6.0%
Tier I Capital
(to Adjusted Total Assets)	$14,649	7.1%	$8,234	4.0%	$10,293	5.0%

March 31, 2001

Total Capital
(to Risk Weighted Assets)	$14,827	11.4%	$10,450	8.0%	$13,063	10.0%
Tier I Capital
(to Risk Weighted Assets)	$13,420	10.3%	$5,225	4.0%	$7,838	6.0%
Tier I Capital
(to Adjusted Total Assets)	$13,420	7.4%	$7,252	4.0%	$9,065	5.0%

The Corporation’s principal source of funds is dividends received from the subsidiary bank.  Regulations limit the amount of dividends that may be paid by the Corporation’s banking subsidiary without prior approval.  During the fiscal year March 31, 2003, approximately $1,128,354 plus any fiscal year 2003 net profits can be paid by the Corporation’s banking subsidiary without prior regulatory approval.

NOTE 18:              CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

The following condensed financial statements summarize the financial position of the Corporation as of March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years ended March 31, 2002, 2001, and 2000:

Statements of Financial Condition	March 31, 2002	March 31, 2001

Assets
* Cash	$688,821	$99,648
Temporary investments	81,701	74,485
Securities available for sale	512,500	515,375
Accrued interest receivable	5,625	7,292
* Note receivable - ESOP	713,306	749,886
* Equity in net assets of Bank
Subsidiary	19,896,270	18,889,310
Other assets	121,351	193,379

Total Assets	$22,019,574	$20,529,375

Liabilities
Accounts payable and accrued expenses	$34,955	$64,758
Deferred income taxes	3,664	4,310
Total Liabilities	38,619	69,068

Stockholders’ Equity
Common stock	13,225	13,225
Additional paid-in capital	20,373,556	20,317,385
Retained earnings	5,136,114	3,275,716
Net unrealized gain (loss) on available for sale securities	(325,896)	(171,073)
Treasury stock	(2,553,922)	(2,227,192)
Unearned ESOP shares	(643,310)	(689,320)
Unearned RRP shares	(18,812)	(58,434)
Total Stockholders’ Equity	$21,980,955	$20,460,307

Total Liabilities and Stockholders’ Equity	$22,019,574	$20,529,375

* These accounts eliminate upon consolidation.

	YEARS ENDED MARCH 31,
Statements of Income	2002	2001	2000

Income
* Equity in undistributed earnings of bank subsidiaries	$1,138,819	$—	$674,722
* Dividends from bank subsidiaries	1,241,077	1,292,691	600,000
* Other income - management fees	60,000	127,000	12,652
* Interest income - ESOP loan	45,716	47,988	50,259
Interest and dividend income	45,164	32,797	27,253

Total Income	2,530,776	1,500,476	1,364,886

Expenses
Salaries and benefits	9,731	112,499	66,426
Interest expense	2,579	6,612	18,139
Legal and accounting fees	60,695	65,699	66,765
* Corporate management fees	186,000	179,095	103,140
Printing and supplies	19,752	29,690	18,636
Other professional services	35,698	65,855	36,975
Directors fees	62,400	61,200	64,800
Other expenses	46,454	55,883	36,235

Total Expenses	423,309	576,533	411,116

Income Before Income Taxes	2,107,467	923,943	953,770
Federal and state income tax benefit (expense)	92,420	124,302	115,912

Net Income	$2,199,887	$1,048,245	$1,069,682

* These accounts eliminate upon consolidation.

	YEARS ENDED MARCH 31,
Statements of Cash Flows	2002	2001	2000

Operating Activities
Net income	$2,199,887	$1,048,245	$1,069,682
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,094	2,745	1,326
Equity in undistributed net income of subsidiary	(1,138,819)	—	(674,722)
Earned ESOP shares	68,529	—	—
Earned RRP shares	43,810	105,920	59,198
Deferred income taxes	331	267	(18)
Decrease (increase) in:
Accrued interest receivable	1,667	(1,667)	—
Other assets	79,270	(63,889)	165,925
Increase (decrease)
Accounts payable and accrued expenses	(29,803)	14,098	(46,814)

Net Cash Provided (Used) by Operating Activities	1,228,966	1,105,719	574,577

Investing Activities:
Repayment on loan receivable from ESOP	36,580	36,579	36,580
Purchased equipment	—	(12,910)	—
Nondividend distribution from First National Bank	—	—	2,000,000
Additional capital invested in Classic Bank	—	—	(1,400,000)
Dividend distribution from subsidiary in excess of current year’s earnings	—	10,465	—
Purchased securities available for sale	—	(255,000)	—

Net Cash Provided (Used) by Investing Activities	36,580	(220,866)	636,580

Financing Activities
Dividends paid	(339,489)	(348,262)	(369,632)
Treasury shares purchased	(329,668)	(512,536)	(814,787)

Net Cash Used by Financing Activities	(669,157)	(860,798)	(1,184,419)

Net Increase (Decrease) in Cash and Cash Equivalents	596,389	24,055	26,738

Cash and Cash Equivalents at Beginning of Year	174,133	150,078	123,340

Cash and Cash Equivalents at End of Year	$770,522	$174,133	$150,078

STOCKHOLDER INFORMATION

Corporate Office

344 Seventeenth Street

Ashland, KY  41101

Annual Meeting

The Annual Meeting of Stockholders will be held at 5:00 p.m., Ashland Kentucky time on August 6, 2002 at the AEP Kentucky headquarters building, corner of 17th Street and Central Avenue, Ashland, Kentucky 41101.

Annual Report on Form 10-KSB

A copy of the Company’s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained without charge upon written request to Lisah M. Frazier, Senior Vice President and Chief Financial Officer, Classic Bancshares, Inc., 344 Seventeenth Street Ashland, Kentucky 41101, or by calling (606) 326-2800, or by e-mail at lfrazier@classicbank.com.  The report may also be obtained from EDGAR at www.sec.gov.

Registrar/Transfer Agent

Communications regarding change of address, transfer of stock and lost certificates should be sent to:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10007

(212) 936-5100

www.amstock.com

E-mail: info@amstock.com

Independent Accountants

Smith, Goolsby, Artis & Reams, P.S.C.

1330 Carter Avenue

Ashland, KY  41101

General Counsel	Special Counsel

Rose, Short & Pitt Community Trust Bank Building 1544 Winchester Avenue Ashland, KY 41101	Jenkens & Gilchrist, P.C. 1919 Pennsylvania Avenue, NW Washington, DC 20006

Stock Listing

The Company’s common stock is traded over the counter and is listed on the NASDAQ Small-Cap Market under the symbol “CLAS.”  At June 28, 2002, there were 1,120,586 shares of the Company’s common stock outstanding and approximately 215 holders of record.  The Company’s common stock began trading on December 28, 1995.               The price ranges of the Company’s common stock and the dividends paid for each quarter in fiscal 2001 and fiscal 2002 were as follows:

FISCAL 2001	HIGH	LOW	DIVIDENDS
First Quarter	$11.125	$10.000	$.08
Second Quarter	$11.125	$9.938	$.08
Third Quarter	$11.875	$10.250	$.08
Fourth Quarter	$13.930	$11.063	$.08

FISCAL 2002	HIGH	LOW	DIVIDENDS
First Quarter	$15.500	$12.510	$.08
Second Quarter	$15.420	$11.750	$.08
Third Quarter	$17.240	$12.990	$.08
Fourth Quarter	$17.601	$15.100	$.08

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc.  The closing price of the Company’s common stock on March 31, 2002 was $17.601.

The Company declared and paid cash dividends totaling $.32 per share during fiscal 2002.  The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors.  The Company’s ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Classic Bank, which is subject to regulations and continued compliance with all regulatory capital requirements.  See Note 17 of the Notes to the Consolidated Financial Statements for information regarding limitations of the subsidiary’s ability to pay dividends to the Company.

Market Makers

J.J.B. Hilliard , W.L. Lyons

Keefe, Bruyette & Woods, Inc.

Advest, Inc.

AnPac Securities Group, Inc.

Herzog, Heine, Geduld, Inc.

Knight Securities, LP

Spear, Leeds & Kellogg

Hill, Thompson, Magid & Co.